


NOVASTAR®
FINANCIAL, INC.

2009 ANNUAL REPORT

AND

PROXY STATEMENT

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NOVASTAR

To the Shareholders of NovaStar Financial, Inc.:

I am pleased to report continued progress on our path towards recovery for NovaStar. Key highlights for the year 2009 and early 2010 include:

1. Significant growth in the business of StreetLinks to the point of profitability and positive cash flow.
2. Stronger cash flow from our securities portfolio than anticipated.
3. Launching of Advent's business model. While the initial launch of the business has been slower than we hoped for we have several interesting initiatives under way.

Enclosed is our annual report on Form 10-K. I would like to point out that NovaStar received a "clean" audit opinion from its independent auditors on its 2009 financial statements. For 2007 and 2008, the audit opinion on our financial statements included an explanatory paragraph on our ability to continue as a going concern.

Update on StreetLinks

Streetlinks is our appraisal management company focused on providing quality appraisals to the residential mortgage lending industry. Since acquiring Streetlinks in August 2008 we have made investments in technology to improve our ability to scale the business and make our employees more efficient, developed our sales infrastructure to drive in new business and solidified our value proposition to our customers. I am happy to report success in all three of these initiatives. Our technology improvements have allowed us to grow the business while at the same time reduce our headcount per unit processed to lower our expenses and improve our per unit profit margin. We are continuing to make technology improvements that we believe will continue to improve our profit margins as we grow under a more efficient operational structure. Our value proposition of focusing on quality as well as service is being well received by our customers and we have increased our sales infrastructure so our story can be told to more potential customers. I believe 2010 will be a good year for the appraisal business of StreetLinks.

Now that the appraisal business of StreetLinks is established and achieving success we are starting to think through what additional products may make sense to add to the platform. There is an increased focus within the residential mortgage industry on risk management and we believe there are additional products we may be able to add to the platform and sell to our current customer base. We will be evaluating potential acquisitions that may help us in this area as well as look at creating our own products to grow organically using our current sales infrastructure.

Update on Advent

Advent launched its business during the 2009 tax season (January – April 2010). Let me first provide an overview of the business model for Advent as a refresher. Then I can update you on the first year results and talk about our plans for the future.

Advent's long term goal is to provide access to tailored banking accounts and low cost small-dollar banking services to meet the needs of the underserved low-to-moderate income consumer. We believe the opportunity exists to bring basic banking services to this group of consumers at significantly lower costs than those available today.

Tax time is an important time to gain access to these consumers because they are generally receiving a tax refund that represents the largest financial transaction of the year for them. Our goal is to educate them to use our Get It™ prepaid MasterCard for receiving their tax refund. By doing so, they will not only save significant dollars versus going to a check cashing company but they also will learn about the benefits of having a Get It™ card. As they learn to use the card and see it as a helpful tool we hope to educate them to use it for depositing their payroll versus receiving a check and using a check cashing company.

As is possible with any new business, we encountered some challenges during the launch which caused our results to be below our original expectations. However, we achieved the following:

1. Established our platform for successfully issuing prepaid debit cards and proved our ability to bring the Get It™ card to market.
2. Established many successful customer relationships demonstrating success in using the card for tax refunds. We believe we can use these success stories to build on our distribution network for next season.
3. Realized the necessary learning during our first season to enhance our product offering and sales efforts to achieve greater distribution for next season.

While there is no guarantee we will succeed in our efforts, we plan to expand our distribution with great determination. We are closely monitoring our continued investment in this business versus our expected benefit as we move forward.

Our Strategic Focus

Our primary focus in the short term is to:

1. Continue to develop the appraisal business of StreetLinks and look for new products to offer through the StreetLinks platform.
2. Prove our ability to grow Advent to profitability.
3. Begin our work on the restructuring of our capital structure to position the Company for long term success. We are currently doing the necessary work to understand our options for restructuring our capital structure while preserving our tax benefits. At such time as we have this nailed down we will be presenting a restructuring plan to shareholders.

Over the longer term we will:

1. Continue to focus on our businesses to grow them and look for ways to expand their presence within the industry they operate.
2. Look for opportunities to invest the cash earnings from these businesses either back into the business if attractive growth opportunities exist or in additional new businesses.

I believe we made significant progress in 2009 on the path towards recovery for NovaStar. While, like any business, we have numerous challenges ahead we will continue to push forward determined in our efforts and confident in our ability to achieve success.

I would like to thank all the employees of NovaStar and our subsidiaries who have worked hard over the past year as well as thank our shareholders for their continued support.

Sincerely,



Lance Anderson
Chairman of the Board and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _______ to _____

Commission File Number 001-13533

NOVASTAR FINANCIAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	**74-2830661** (I.R.S. Employer Identification No.)
2114 Central Street, Suite 600, Kansas City, MO (Address of Principal Executive Office)	**64108** (Zip Code)

Registrant's Telephone Number, Including Area Code: (816) 237-7000

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of Each Class
Common Stock, $0.01 par value
Redeemable Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No☒

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2009 was approximately $11,309,000, based upon the closing sales price of the registrant's common stock as reported on the OTC Bulletin Board and on the Pink Sheets on such date.

The number of shares of the Registrant's Common Stock outstanding on March 30, 2010 was 9,368,053.

Documents Incorporated by Reference

Items 10, 11, 12, 13 and 14 of Part III are incorporated by reference to the NovaStar Financial, Inc. definitive proxy statement to shareholders, which will be filed with the Commission no later than 120 days after December 31, 2009.

NOVASTAR FINANCIAL, INC.
FORM 10-K
For the Fiscal Year Ended December 31, 2009

TABLE OF CONTENTS

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Part I

Safe Harbor Statement

Statements in this report regarding NovaStar Financial, Inc. and its business, which are not historical facts, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements are those that predict or describe future events and that do not relate solely to historical matters and include statements regarding management's beliefs, estimates, projections, and assumptions with respect to, among other things, our future operations, business plans and strategies, as well as industry and market conditions, all of which are subject to change at any time without notice. Words such as "believe," "expect," "anticipate," "promise," "plan," and other expressions or words of similar meanings, as well as future or conditional verbs such as "would," "should," "could," or "may" are generally intended to identify forward-looking statements. Actual results and operations for any future period may vary materially from those discussed herein. Some important factors that could cause actual results to differ materially from those anticipated include: our ability to manage our business during this difficult period; decreases in cash flows from our mortgage securities; increases in the credit losses on mortgage loans underlying our mortgage securities and our mortgage loans – held in portfolio; our ability to remain in compliance with the agreements governing our indebtedness; impairments on our mortgage assets; increases in prepayment or default rates on our mortgage assets; the outcome of litigation actions pending against us or other legal contingencies; our compliance with applicable local, state and federal laws and regulations; compliance with new accounting pronouncements; the impact of general economic conditions; and the risks that are from time to time included in our filings with the Securities and Exchange Commission ("SEC"), including this report on Form 10-K. Other factors not presently identified may also cause actual results to differ. This report on Form 10-K speaks only as of its date and we expressly disclaim any duty to update the information herein except as required by federal securities laws.

Item 1. Business

NovaStar Financial, Inc. ("NFI" or the "Company") is a Maryland corporation formed on September 13, 1996. Prior to significant changes in our business during 2007 and the first quarter of 2008, we originated, purchased, securitized, sold, invested in and serviced residential nonconforming mortgage loans and mortgage backed securities. We retained, through our mortgage securities investment portfolio, significant interests in the nonconforming loans we originated and purchased, and through our servicing platform, serviced all of the loans in which we retained interests. During 2007 and early 2008, we discontinued our mortgage lending operations and sold our mortgage servicing rights which subsequently resulted in the closure of our servicing operations.

During 2008, we purchased a 75% interest in StreetLinks National Appraisal Services LLC ("StreetLinks"), a residential appraisal management company. The Company has contributed additional capital to StreetLinks subsequent to our initial acquisition, bringing the Company's total ownership to 88%. StreetLinks collects a fee for appraisal services from lenders and borrowers and passes through most of the fee to an independent residential appraiser. StreetLinks retains a portion of the fee to cover its costs of managing the process of fulfilling the appraisal order and performing a quality control review of each appraisal. We are developing the business and have established goals for it to become a positive cash and earnings contributor. Development of the business is occurring through increased appraisal order volume as we add new lending customers.

During 2009, we acquired a 70% interest in Advent Financial Services LLC ("Advent"), a start up operation which provides access to tailored banking accounts, small dollar banking products and related services to meet the needs of low and moderate income level individuals. Advent began its operations in December 2009. Through this start-up period, management is evaluating the Advent business model to determine its long-term viability.

Management is continuing to evaluate opportunities to invest excess cash as it is available.

Our portfolio of mortgage securities includes interest-only, prepayment penalty, and overcollateralization securities retained from our securitizations of nonconforming, single-family residential mortgage loans which we have accounted for as sales, under applicable accounting rules (collectively, the "residual securities"). Our portfolio of mortgage securities also includes subordinated mortgage securities retained from our securitizations and subordinated home equity loan asset-backed securities ("ABS") purchased from other ABS issuers (collectively, the "subordinated securities"). While these securities have increasingly become less valuable and are generating low rates of cash flow relative to historical levels, they continue to be our primary source of cash. We believe the cash from the securities will be sufficient to cover our obligations for the near term, but their cash flow will need to be replaced in order for us to continue operating.

The credit performance and prepayment rates of the nonconforming loans underlying our securities, as well as the loans classified as held-in-portfolio, directly affect our cash flow and profitability. In addition, short-term interest rates have a significant impact on our cash flow and profitability.

In the event we are able to significantly increase our liquidity position (as to which no assurance can be given), we may use excess cash to make certain investments if we determine that such investments could provide attractive risk-adjusted returns to shareholders, including, potentially investing in new or existing operating companies.

The long-term mortgage loan portfolio on our Consolidated Balance Sheets consists of mortgage loans classified as held-in-portfolio. These loans were transferred to trusts in securitization transactions. Under Generally Accepted Accounting Principles in the United States of America ("GAAP"), we consolidate the balance sheets of the trusts. The trusts have financed these assets by issuing asset backed bonds ("ABB"). At the time of these securitizations, we owned significant beneficial interests in the trusts and we serviced the mortgage loans. During 2007, we sold all servicing rights. Currently, our ownership interests in the bonds issued by these trusts have declined to an immaterial amount. We have provided financial information for these trusts in this report under the heading Assets and Liabilities of Securitization Trusts.

Our consolidated financial statements have been prepared on a going concern basis of accounting which contemplates continuity of operations, realization of assets, liabilities and commitments in the normal course of business. The Company has experienced significant losses over the past several years and has a significant deficit in stockholders' equity. Notwithstanding these negative factors, management believes that its current operations and its cash availability is sufficient for the Company to discharge its liabilities and meet its commitments in the normal course of business. Our current liquidity and the impact thereon of recent operations is discussed in the Liquidity section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Personnel

As of December 31, 2009, we employed 240 people in total between NFI, StreetLinks, and Advent. None of our employees are represented by a union or covered by a collective bargaining agreement.

Available Information

Copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports filed or furnished with the SEC are available free of charge through our Internet site (www.novastarfinancial.com) as soon as reasonably practicable after filing with the SEC. References to our website do not incorporate by reference the information on such website into this Annual Report on Form 10-K and we disclaim any such incorporation by reference. Copies of our board committee charters, our board's Corporate Governance Guidelines, Code of Conduct, and other corporate governance information are available at the Corporate Governance section of our Internet site (www.novastarmortgage.com), or by contacting us directly. Our investor relations contact information follows.

Investor Relations
2114 Central Street
Suite 600
Kansas City, MO 64108
816.237.7424
Email: ir@novastarfinancial.com

You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Information on our website is not incorporated by reference into this report and does not otherwise form a part of this report.

Item 1A. Risk Factors

Risk Factors

You should carefully consider the risks described below in evaluating our business and before investing in our publicly traded securities. Any of the risks we describe below or elsewhere in this report could negatively affect our results of operations, financial condition, liquidity and business prospects. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, inflation, general economic conditions and geopolitical events.

Risks Related to our Business

Payment on our mortgage securities will continue to decrease as underlying mortgage loans are repaid and if the mortgage loans underlying our residual and subordinated securities continue to experience significant credit losses, which will reduce our cash flows, perhaps abruptly, and adversely affect our liquidity.

Our mortgage securities consist of certain residual securities retained from our past securitizations of mortgage loans, which typically consist of interest-only, and over collateralization bonds, and certain investment grade and non-investment grade rated subordinated mortgage securities retained from our past securitizations and purchased from other ABS issuers. These residual and subordinated securities are generally unrated or rated below investment grade and, as such, involve significant investment risk that exceeds the aggregate risk of the full pool of securitized loans. By holding the residual and subordinated securities, we generally retain the "first loss" risk associated with the underlying pool of mortgage loans. As a result, losses on the underlying mortgage loans directly affect our returns on, and cash flows from, these mortgage securities. In addition, if delinquencies and/or losses on the underlying mortgage loans exceed specified levels, the level of over-collateralization required for higher rated securities held by third parties may be increased, further decreasing cash flows presently payable to us.

Increased delinquencies and defaults on the mortgage loans underlying our residual and subordinated mortgage securities have resulted in a decrease in the cash flow we receive from these investments. In the event that decreases in cash flows from our mortgage securities are more severe or abrupt than currently projected, our results of operations, financial condition, and liquidity, and our ability to restructure existing obligations and establish new business operations will be adversely affected.

Our cash flows from mortgage securities are likely to be insufficient to cover our existing expenses in the near future.

As payments on our mortgage securities continue to decrease we will become more dependent on the operations and cash flows of our subsidiaries to meet our obligations.

Our principal assets are our equity interests in our operating subsidiaries, approximately $7.1 million in cash and cash equivalents, and $5.3 million in restricted cash. The cash flows from our mortgage securities have materially decreased and will continue to decrease as the underlying mortgage loans are repaid. As this occurs, we will become more dependent on cash flows generated by Streetlinks and Advent, and will rely on distributions and other payments from StreetLinks and Advent and any new operations we may establish or acquire, to pay our operating expenses and meet our other obligations. If our subsidiaries are unable to make distributions or other payments to us, our ability to meet our obligations will be materially and adversely affected. Payments to us by our subsidiaries, in turn, depends upon their results of operations and cash flows.

Our ability to profitably manage, operate and grow operations is critical to our ability to pay our operating expenses and meet our other obligations and is subject to significant uncertainties and limitations. If we attempt to make any acquisitions, we will incur a variety of costs and may never realize the anticipated benefits.

In light of the current state of declining cash flows from our mortgage securities, our ability to pay our operating expenses and meet our other obligations is dependent upon our ability to successfully operate and grow operations such that they generate positive cash flow. Our ability to start or acquire new businesses is significantly constrained by our limited liquidity and our likely inability to obtain debt financing or to issue equity securities as a result of our current financial condition, including a shareholders' deficit, as well as other uncertainties and risks. There can be no assurances that we will be able to successfully operate and grow operations or establish or acquire new business operations.

If we pursue any new business opportunities, the process of establishing a new business or negotiating the acquisition and integrating an acquired business may result in operating difficulties and expenditures and may require significant management attention. Moreover, we may never realize the anticipated benefits of any new business or acquisition. We may not have, and may not be able to acquire or retain, personnel with experience in any new business we may establish or acquire. In addition, future acquisitions could result in contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could harm our results of operations, financial condition and business prospects.

We are unlikely to have access to financing on reasonable terms, or at all, that may be necessary for us to continue to operate or to acquire new businesses.

We do not currently have in place any agreements or commitments for short-term financing nor any agreements or commitments for additional long-term financing. In light of these factors and current market conditions, our current financial condition, and our lack of significant unencumbered assets, we are unlikely to be able to secure additional financing for existing or new operations or for any acquisition.

Attempts to renegotiate and/or restructure the components of our equity in order to realign the capital structure with our current business model may be unsuccessful.

We expect to attempt to renegotiate and/or restructure the components of our equity in order to realign the capital structure with our current business model. In the event we are unsuccessful, we may not be able to pay the accumulated dividends on our preferred stock or redeem such stock.

Renegotiating and/or restructuring our equity may involve the issuance of a substantial number of shares of our common stock.

To successfully renegotiate and/or restructure our equity we may have to issue a substantial number of shares our common stock. Such an issuance will dilute our existing common stockholders and may depress the market value and price of our common stock. We cannot predict the price at which our common stock would trade following such an issuance.

Various legal proceedings could adversely affect our financial condition, our results of operations and liquidity.

In the course of our business, we are subject to various legal proceedings and claims. See Item 3. Legal Proceedings. In addition, we have become subject to various securities and derivative lawsuits, and we may continue to be subject to additional litigation, in some cases on the basis of novel legal theories. The resolution of these legal matters or other legal matters could result in a material adverse impact on our results of operations, liquidity and financial condition.

Risks Related to Our Operating Subsidiaries

A prolonged decline in the number of home sales and the originations and refinancings of home loans would decrease appraisal order volume and adversely affect the revenues and profitability of Streetlinks.

Streetlinks, our residential appraisal management company, retains a portion of the fee for appraisal services collected from lenders and borrowers for an independent residential appraisal to cover its costs of managing the process of fulfilling the appraisal order. A prolonged decline in the number of home sales and the originations and refinancings of home loans would cause a decrease in the demand for appraisals. The decreased demand for appraisals would have an adversely affect the revenues and profitability of Streetlinks.

Streetlinks may be unable to maintain its relationships with its existing lending customers and may be unable to add new lending customers which would decrease appraisal order volume and adversely affect the revenues and profitability of Streetlinks.

Streetlinks has increased its appraisal order volume by adding lending customers and intends to further develop its business through the addition of new lending customers. There is no assurance that Streetlinks will be able to maintain the relationships with its existing lending customers or add new lending customers which would decrease appraisal order volume and adversely affect the revenues and profitability of Streetlinks.

Government agencies and regulatory authorities may change or eliminate current restrictions and requirements for appraisals.

Streetlinks' appraisal order volume has increased, in part, as a result of increased restrictions and requirements for appraisals established by government agencies and regulatory authorities such as the Federal Housing Finance Agency and the United States Department of Housing and Urban Development that, among other things, require appraiser independence. Changes in or elimination of these restrictions and requirements could adversely affect the demand for StreetLinks' services and the viability of its business model.

Advent may be unable to develop systems and a network of business partners to successfully distribute its products and services.

The success of Advent, our start up operation which will provide access to tailored banking accounts, small dollar banking products and related services to meet the needs of low and moderate income level individuals, will in large part depend on its ability to develop systems and a network of business partners for the distribution of its products services. To the extent Advent is unable to develop systems and a network of business partners to successfully distribute Advent's products and services, it will have an adverse effect on Advent's business, financial condition and results of operations.

Advent's ability to distribute its financial products is, to some extent, dependent on the success of its business partners.

Advent anticipates distributing its financial products through business partners such as tax preparation offices and is to some extent dependent on the success of these business partners. To the extent there is a decrease in the demand for the products or services of Advent's business partners, there may be a decrease in demand for Advent's products and services, which would have an adverse effect on Advent's business, financial condition and results of operations.

Federal and state legislators and regulators have increasingly taken an active role in regulating financial products of the type Advent anticipates offering, and the continuation of this trend could impede or prevent Advent's ability to facilitate these financial products and harm its business.

From time to time, government officials at the federal and state levels introduce and enact legislation and regulations proposing to regulate or prevent the facilitation of financial products. Certain of the proposed legislation and regulations could, if adopted, increase costs to Advent and its business partners that provide its financial products, or could negatively impact or eliminate the ability of Advent to provide financial products through Advent's business partners such as tax return preparation offices, which could have an adverse effect on Advent's business, financial condition and results of operations.

Many states have statutes regulating, through licensing and other requirements, the activities of brokering loans and providing credit repair services to consumers as well as payday loan laws and local usury laws. Certain state regulators are interpreting these laws in a manner that could adversely affect the manner in which financial products are facilitated or permitted. If Advent is required to change business practices or otherwise comply with these statutes it could have a material adverse effect on its business, financial condition and results of operations.

Legal proceedings against our operating subsidiaries could adversely affect their business, financial condition and results of operations.

In the course of their business, our operating subsidiaries may become subject to legal proceedings and claims and could experience significant losses as a result of litigation defense and resolution costs which would have an adverse effect on their business, financial condition and results of operations.

Differences in our actual experience compared to the assumptions that we use to determine the value of our residual mortgage securities and to estimate reserves could further adversely affect our financial position.

Our securitizations of mortgage loans that were structured as sales for financial reporting purposes resulted in gain recognition at closing as well as the recording of the residual mortgage securities we retained at fair value. The value of residual securities represents the present value of future cash flows expected to be received by us from the excess cash flows created in the securitization transaction. In general, future cash flows are estimated by taking the coupon rate of the loans underlying the transaction less the interest rate paid to the investors, less contractually specified servicing and trustee fees, and after giving effect to estimated prepayments and credit losses. We estimate future cash flows from these securities and value them utilizing assumptions based in part on projected discount rates, delinquency, mortgage loan prepayment speeds and credit losses. It is extremely difficult to validate the assumptions we use in valuing our residual interests. Even if the general accuracy of the valuation model is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships which drive the results of the model. Due to deteriorating market conditions, our actual experience has differed significantly from our assumptions, resulting in a reduction in the fair value of these securities and impairments on these securities. If our actual experience continues to differ materially from the assumptions that we used to determine the fair value of these securities, our financial condition, results of operations and liquidity will continue to be negatively affected.

The value of, and cash flows from, our mortgage securities may further decline due to factors beyond our control.

There are many factors that affect the value of, and cash flows from, our mortgage securities, many of which are beyond our control. For example, the value of the homes collateralizing residential loans may decline due to a variety of reasons beyond our control, such as weak economic conditions or natural disasters. Over the past year, residential property values in most states have declined, in some areas severely, which has increased delinquencies and losses on residential mortgage loans generally, especially where the aggregate loan amounts (including any subordinate loans) are close to or greater than the related property value. A borrower's ability to repay a loan also may be adversely affected by factors beyond our control, such as subsequent over-leveraging of the borrower, reductions in personal incomes, and increases in unemployment.

In addition, interest-only loans, negative amortization loans, adjustable-rate loans, reduced documentation loans, home equity lines of credit and second lien loans may involve higher than expected delinquencies and defaults. For instance, any increase in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans. Moreover, borrowers with option ARM mortgage loans with a negative amortization feature may experience a substantial increase in their monthly payment, even without an increase in prevailing market interest rates, when the loan reaches its negative amortization cap. The current lack of appreciation in residential property values and the adoption of tighter underwriting standards throughout the mortgage loan industry may adversely affect the ability of borrowers to refinance these loans and avoid default.

Each of these factors may be exacerbated by general economic slowdowns and by changes in consumer behavior, bankruptcy laws, and other laws.

To the extent that delinquencies or losses continue to increase for these or other reasons, the value of our mortgage securities and the mortgage loans held in our portfolio will be further reduced, which will adversely affect our operating results, liquidity, cash flows and financial condition.

Further delinquencies and losses with respect to residential mortgage loans, particularly in the sub-prime sector, may cause us to recognize additional losses, which would further adversely affect our operating results, liquidity, financial condition and business prospects.

Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan and costs of sale. In the event of a borrower's bankruptcy, that borrower's mortgage loan will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan may in some circumstances be subject to the avoidance powers of the bankruptcy trustee under applicable state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that can have a substantial negative effect on our originally anticipated return on the foreclosed mortgage loan. Also, loans that are delinquent or in default may be unmarketable or saleable only at a discount.

We have experienced a significant increase in borrower delinquencies and defaults, which has adversely affected our liquidity, cash flows, results of operations and financial condition. Nearly all of our remaining loans held for sale are delinquent or are in default. In addition, our economic investment in and cash flows from loans we have securitized continue to be exposed to delinquencies and losses, either through residual securities that we retain in securitizations structured as sales, or through the loans that remain on our Consolidated Balance Sheets in securitizations structured as financings. To the extent that loan delinquencies and defaults continue at their current rates or become more severe, our results of operations, cash flows, liquidity and financial condition may be further adversely affected.

Loans made to nonconforming mortgage borrowers entail relatively higher delinquency and default rates which will result in higher loan losses, which are likely to be exacerbated during economic slowdowns.

Nonconforming mortgage borrowers have impaired or limited credit histories, limited documentation of income and higher debt-to-income ratios than traditional mortgage lenders allow. Mortgage loans made to nonconforming mortgage loan borrowers generally entail a higher risk of delinquency and foreclosure than mortgage loans made to borrowers with better credit and, therefore, will result in higher levels of realized losses than conventional loans. General economic slowdowns, such as that currently affecting the United States, are likely to adversely affect nonconforming borrowers to a greater extent than conforming borrowers and, consequently, are likely to have a greater negative impact on delinquency and loss rates with respect to nonconforming loans.

Risks Related to Our Discontinued Operations

We may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could further harm our liquidity.

When we sold mortgage loans, whether as whole loans or pursuant to a securitization, we made customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Our whole loan sale agreements require us to repurchase or substitute mortgage loans in the event we breach any of these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of borrower, broker, or employee fraud. Likewise, we are required to repurchase or substitute mortgage loans if we breach a representation or warranty in connection with our securitizations. We have received various repurchase demands as performance of subprime mortgage loans has deteriorated. A majority of repurchase requests have been denied, otherwise a negotiated purchase price adjustment was agreed upon with the purchaser. Enforcement of repurchase obligations against us would further harm our liquidity.

Risks Related to Interest Rates

Changes in interest rates may harm our results of operations and equity value.

Our results of operations are likely to be harmed during any period of unexpected or rapid changes in interest rates. Our primary interest rate exposures relate to our mortgage securities, mortgage loans, floating rate debt obligations, interest rate swaps, and interest rate caps. Interest rate changes could adversely affect our cash flow, results of operations, financial condition, liquidity and business prospects in the following ways:

- interest rate fluctuations may harm our cash flow as the spread between the interest rates we pay on our borrowings and hedges and the interest rates we receive on our mortgage assets narrows;

- the value of our residual and subordinated securities and the income we receive from them are based primarily on LIBOR, and an increase in LIBOR increases funding costs which reduces the cash flow we receive from, and the value of, these securities;
- existing borrowers with adjustable-rate mortgages or higher risk loan products may incur higher monthly payments as the interest rate increases, and consequently may experience higher delinquency and default rates, resulting in decreased cash flows from, and decreased value of, our mortgage securities; and
- mortgage prepayment rates vary depending on such factors as mortgage interest rates and market conditions, and changes in prepayment rates may harm our earnings and the value of our mortgage securities.

In addition, interest rate changes may also further impact our net book value as our mortgage securities and related hedge derivatives are marked to market each quarter. Generally, as interest rates increase, the value of our mortgage securities decreases which decreases the book value of our equity.

Furthermore, shifts in the yield curve, which represents the market's expectations of future interest rates, also affects the yield required for the purchase of our mortgage securities and therefore their value. To the extent that there is an unexpected change in the yield curve it could have an adverse effect on our mortgage securities portfolio and our financial position.

Risks Related to our Capital Stock

There can be no assurance that our common stock or Series C Preferred Stock will continue to be traded in an active market.

Our common stock and our Series C Preferred Stock were delisted by the New York Stock Exchange ("NYSE") in January 2008, as a result of failure to meet applicable standards for continued listing on the NYSE. Our common stock and Series C Preferred Stock are currently quoted on the OTC Bulletin Board and on the Pink Sheets. However, there can be no assurance that an active trading market will be maintained. Trading of securities on the OTC and Pink Sheets is generally limited and is effected on a less regular basis than on exchanges, such as the NYSE, and accordingly investors who own or purchase our stock will find that the liquidity or transferability of the stock may be limited.

Additionally, a shareholder may find it more difficult to dispose of, or obtain accurate quotations as to the market value of, our stock. If an active public trading market cannot be sustained, the trading price of our common and preferred stock could be adversely affected and your ability to transfer your shares of our common and preferred stock may be limited.

We are not likely to pay dividends to our common or preferred stockholders in the foreseeable future.

We are not required to pay out our taxable income in the form of dividends, as we are no longer subject to a REIT distribution requirement. Instead, payment of dividends is at the discretion of our board of directors. To preserve liquidity, our board of directors has suspended dividend payments on our Series C Preferred Stock and Series D1 Preferred Stock. Dividends on our Series C Preferred Stock and D1 Preferred Stock continue to accrue and the dividend rate on our Series D1 Preferred Stock increased from 9.0% to 13.0%, compounded quarterly, effective January 16, 2008 with respect to all unpaid dividends and subsequently accruing dividends. No dividends can be paid on any of our common stock until all accrued and unpaid dividends on our Series C Preferred Stock and Series D1 Preferred Stock are paid in full. Accumulating dividends with respect to our preferred stock will negatively affect the ability of our common stockholders to receive any distribution or other value upon liquidation.

The market price and trading volume of our common and preferred stock may be volatile, which could result in substantial losses for our shareholders.

The market price of our capital stock can be highly volatile and subject to wide fluctuations. In addition, the trading volume in our capital stock may fluctuate and cause significant price variations to occur. Investors may experience volatile returns and material losses. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our capital stock include:

- actual or perceived changes in our ability to continue as a going concern;
- actual or anticipated changes in the delinquency and default rates on mortgage loans, in general, and specifically on the loans we invest in through our mortgage securities;
- actual or anticipated changes in residential real estate values;
- actual or anticipated changes in market interest rates;
- actual or anticipated changes in our earnings and cash flow;
- general market and economic conditions, including the operations and stock performance of other industry participants;
- developments in the subprime mortgage lending industry or the financial services sector generally;
- the impact of new state or federal legislation or adverse court decisions;
- the activities of investors who engage in short sales of our common stock;

- actual or anticipated changes in financial estimates by securities analysts;
- sales, or the perception that sales could occur, of a substantial number of shares of our common stock by insiders;
- additions or departures of senior management and key personnel; and
- actions by institutional shareholders.

Our charter permits us to issue additional equity without shareholder approval, which could materially adversely affect our current shareholders.

Our charter permits our board of directors, without shareholder approval, to:

- authorize the issuance of additional shares of common stock or preferred stock without shareholder approval, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock that have preference rights over our outstanding common stock with respect to voting;
- classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares; and
- issue additional shares of common stock or preferred stock in exchange for outstanding securities, with the consent of the holders of those securities.

In connection with any capital restructuring or in order to raise additional capital, we may issue, reclassify or exchange securities, including debt instruments, preferred stock or common stock. Any of these or similar actions by us may dilute your interest in us or reduce the market price of our capital stock, or both. Our outstanding shares of preferred stock have, and any additional series of preferred stock may also have, a preference on distribution payments that limit our ability to make a distribution to common shareholders. Because our decision to issue, reclassify or exchange securities will depend on negotiations with third parties, market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances, if any. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, our shareholders will bear the risk that our future issuances, reclassifications and exchanges will reduce the market price of our stock and/or dilute their interest in us.

Other Risks Related to our Business

Our ability to use our net operating loss carryforwards and net unrealized built-in losses could be severely limited in the event of certain transfers of our voting securities.

We currently have recorded a significant net deferred tax asset, before valuation allowance, almost all of which relates to certain loss carryforwards and net unrealized built-in-losses. While we believe that it is more likely than not that we will not be able to utilize such losses in the future, the net operating loss carryforwards and net unrealized built-in losses could provide significant future tax savings to us if we are able to use such losses. However, our ability to use these tax benefits may be impacted, restricted or eliminated due to a future "ownership change" within the meaning of Section 382 of the Code. We do not have the ability to prevent such an ownership change from occurring. Consequently, an ownership change could occur that would severely limit our ability to use the tax benefits associated with the net operating loss carryforwards and net unrealized built-in losses, which may result in higher taxable income for us (and a significantly higher tax cost as compared to the situation where these tax benefits are preserved).

Some provisions of our charter, bylaws and Maryland law may deter takeover attempts, which may limit the opportunity of our shareholders to sell their common stock at favorable prices.

Certain provisions of our charter, bylaws and Maryland law could discourage, delay or prevent transactions that involve an actual or threatened change in control, and may make it more difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders. For example, our board of directors is divided into three classes with three year staggered terms of office. This makes it more difficult for a third party to gain control of our board because a majority of directors cannot be elected at a single meeting. Further, under our charter, generally a director may only be removed for cause and only by the affirmative vote of the holders of at least a majority of all classes of shares entitled to vote in the election for directors together as a single class. Our bylaws make it difficult for any person other than management to introduce business at a duly called meeting requiring such other person to follow certain advance notice procedures. Finally, Maryland law provides protection for Maryland corporations against unsolicited takeover situations.

The accounting for our mortgage assets may result in volatility of our results of operations and our financial statements.

The accounting treatment applicable to our mortgage assets is dependent on various factors outside of our control and may significantly affect our results of operations and financial statements. As current turmoil in the subprime industry continues to affect the characteristics of our mortgage assets we may be required to adjust the accounting treatment of our assets. As a result of this, stockholders must undertake a complex analysis to understand our earnings (losses), cash flows and financial condition.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on results of operations.

Generally accepted accounting principles in the United States and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as stock-based compensation, asset impairment, valuation reserves, income taxes and fair value accounting, are highly complex and involve many subjective assumptions, estimates and judgments by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments by management could significantly change our reported results.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The executive and administrative offices for NFI are located in Kansas City, Missouri, and consist of approximately 12,142 square feet of leased office space. The lease agreements on the premises expire in October 2013. The current annual rent for these offices is approximately $0.2 million.

As of December 31, 2009, StreetLinks leases approximately 33,692 square feet of office space in Indianapolis, Indiana. The lease agreements on the premises expire in February 2014. The current annual rent for these offices is approximately $0.4 million.

We are leasing office space in various other states which were used for operations which were discontinued in 2007 and 2008. The leases on these premises expire from June 2010 through May 2012, and the current gross annual rent on those premises not terminated as of March 30, 2010 is approximately $0.8 million, although the majority of this space has been subleased which reduces our costs significantly.

Item 3. Legal Proceedings

At this time, the Company does not believe that an adverse ruling against the Company is probable for the following claims and as such no amounts have been accrued in the consolidated financial statements.

On January 10, 2008, the City of Cleveland, Ohio filed suit against the Company and approximately 20 other mortgage, commercial and investment bankers alleging a public nuisance had been created in the City of Cleveland by the operation of the subprime mortgage industry. The case was filed in state court and promptly removed to the United States District Court for the Northern District of Ohio. The plaintiff seeks damages for loss of property values in the City of Cleveland, and for increased costs of providing services and infrastructure, as a result of foreclosures of subprime mortgages. On October 8, 2008, the City of Cleveland filed an amended complaint in federal court which did not include claims against the Company but made similar claims against NovaStar Mortgage, Inc., a wholly owned subsidiary of NFI. On November 24, 2008 the Company filed a motion to dismiss. On May 15, 2009 the Court granted Company's motion to dismiss. The City of Cleveland has filed an appeal. The Company believes that these claims are without merit and will vigorously defend against them.

On January 31, 2008, two purported shareholders filed separate derivative actions in the Circuit Court of Jackson County, Missouri against various former and current officers and directors and named the Company as a nominal defendant. The essentially identical petitions seek monetary damages alleging that the individual defendants breached fiduciary duties owed to the Company, alleging insider selling and misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment between May 2006 and December 2007. On June 24, 2008 a third, similar case was filed in United States District Court for the Western District of Missouri. On July 13, 2009 the Company filed a motion to dismiss the plaintiff's claims. On November 24, 2009 the Company reached a settlement with the plaintiffs which provided for certain corporate governance changes and a payment of $300,000 for attorney fees, the payment being covered by insurance. A hearing for Court approval of the settlement is set for April 5, 2010.

On May 21, 2008, a purported class action case was filed in the Supreme Court of the State of New York, New York County, by the New Jersey Carpenters' Health Fund, on behalf of itself and all others similarly situated. Defendants in the case include NovaStar Mortgage Funding Corporation and its individual directors, several securitization trusts sponsored by the Company, and several unaffiliated investment banks and credit rating agencies. The case was removed to the United States District Court for the Southern District of New York. On June 16, 2009, the plaintiff filed an amended complaint. Plaintiff seeks monetary damages, alleging that the defendants violated sections 11, 12 and 15 of the Securities Act of 1933 by making allegedly false statements regarding mortgage loans that served as collateral for securities purchased by plaintiff and the purported class members. On August 31, 2009 the Company filed a motion to dismiss the plaintiff's claims. The Company believes it has meritorious defenses to the case and expects to defend the case vigorously.

On July 7, 2008, plaintiff Jennifer Jones filed a purported class action case in the United States District Court for the Western District of Missouri against the Company, certain former and current officers of the Company, and unnamed members of the Company's "Retirement Committee". Plaintiff, a former employee of the Company, seeks class action certification on behalf of all persons who were participants in or beneficiaries of the Company's 401(k) plan from May 4, 2006 until November 15, 2007 and whose accounts included investments in the Company's common stock. Plaintiff seeks monetary damages alleging that the Company's common stock was an inappropriately risky investment option for retirement savings, and that defendants breached their fiduciary duties by allowing investment of some of the assets contained in the 401(k) plan to be made in the Company's common stock. On November 12, 2008, the Company filed a motion to dismiss which was denied by the Court on February 11, 2009. On April 6, 2009 the Court granted the plaintiff's motion for class certification. The Company sought permission from the 8th Circuit Court of Appeals to appeal the order granting class certification. On May 11, 2009 the Court of Appeals granted the Company permission to appeal the class certification order. On November 9, 2009 the Company reached a settlement with the plaintiffs. The settlement provides for payment by the Company's insurer of $925,000. A hearing for Court approval of the settlement is set for April 22, 2010.

On December 31, 2009, ITS Financial, LLC ("ITS") filed a complaint against Advent and the Company alleging breach of a contract with Advent for services related to tax refund anticipation loans and early season loans. ITS does business as Instant Tax Service. The defendants removed the case to the United States District Court for the Southern District of Ohio. The complaint alleges that the Company worked in tandem and as one entity with Advent in all material respects. The complaint also alleges fraud in the inducement, tortious interference by the Company with the contract, breach of good faith and fair dealing, fraudulent and negligent misrepresentation, and liability of the Company by piercing the corporate veil and joint and several liability, The plaintiff references a $3 million loan made by the Company to plaintiff and seeks a judgment declaring that this loan be subject to an offset by the plaintiff's damages. The litigation is currently stayed pending resolution of the Company's motion to transfer the case to the United States District Court for the Western District of Missouri. The Company believes that the defendants have meritorious defenses to this case and expects to defend the case vigorously.

In addition to those matters listed above, the Company is currently a party to various other legal proceedings and claims, including, but not limited to, breach of contract claims, tort claims, and claims for violations of federal and state consumer protection laws. Furthermore, the Company has received indemnification and loan repurchase demands with respect to alleged violations of representations and warranties made in loan sale and securitization agreements. These indemnification and repurchase demands have been addressed without significant loss to the Company, but such claims can be significant when multiple loans are involved.

Item 4. Removed and Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters. Our common stock was traded on the NYSE under the symbol "NFI" through January 17, 2008. Our common stock was delisted from the NYSE on January 17, 2008 and is currently quoted on the OTC Bulletin Board and on the Pink Sheets under the symbol "NOVS.PK". The following table sets forth the high and low sales prices per share of common stock on the NYSE and the high and low bid prices as reported by the OTC Bulletin Board and the Pink Sheets, as applicable, for the periods indicated, and the cash dividends paid or payable per share of common stock.

			Dividends		
	High	Low	Date Declared	Date Paid	Amount Per Share
2008					
First Quarter	$ 3.44	$ 1.10	N/A	N/A	N/A
Second Quarter	2.03	1.00	N/A	N/A	N/A
Third Quarter	1.99	0.28	N/A	N/A	N/A
Fourth Quarter	1.01	0.22	N/A	N/A	N/A
2009					
First Quarter	$ 0.65	$ 0.20	N/A	N/A	N/A
Second Quarter	1.74	0.55	N/A	N/A	N/A
Third Quarter	1.35	0.75	N/A	N/A	N/A
Fourth Quarter	1.28	0.81	N/A	N/A	N/A

As of March 26, 2010, we had approximately 797 shareholders of record of our common stock, including holders who are nominees for an undetermined number of beneficial owners based upon a review of the securities position listing provided by our transfer agent.

Dividend distributions will be made at the discretion of the Board of Directors and will depend on earnings, financial condition, cost of equity, investment opportunities and other factors as the Board of Directors may deem relevant. In addition, accrued and unpaid dividends on our preferred stock must be paid prior to the declaration of any dividends on our common stock. We do not expect to declare any stock dividend distributions in the near future.

Purchase of Equity Securities by the Issuer
Issuer Purchases of Equity Securities
(dollars in thousands)

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (A)
October 1, 2009 – October 31, 2009	-	-	-	$1,020
November 1, 2009 – November 30, 2009	-	-	-	1,020
December 1, 2009 – December 31, 2009	-	-	-	1,020

(A) A current report on Form 8-K was filed on October 2, 2000 announcing that the Board of Directors authorized the Company to repurchase its common shares, bringing the total authorization to $9 million.

Item 6. Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Executive Overview

Corporate Overview, Background and Strategy - We are a Maryland corporation formed on September 13, 1996. Prior to significant changes in our business during 2007 and the first quarter of 2008, we originated, purchased, securitized, sold, invested in and serviced residential nonconforming mortgage loans and mortgage backed securities. We retained, through our mortgage securities investment portfolio, significant interests in the nonconforming loans we originated and purchased, and through our servicing platform, serviced all of the loans in which we retained interests. During 2007 and early 2008, we discontinued our mortgage lending operations and sold our mortgage servicing rights which subsequently resulted in the closing of our servicing operations.

Because of severe declines in housing prices and national and international economic crises, we have suffered significant losses during 2008 and 2009 because of declining values of our investments in mortgage loans and securities.

During 2008 and 2009, management continued its focus on reducing operating cash uses, clearing follow-on matters arising from our legacy lending and servicing operations and evaluating investment opportunities. Management made a step in the rebuilding process by investing in StreetLinks National Appraisal Services LLC ("StreetLinks"). StreetLinks is a national residential appraisal management company. A fee for appraisal services is collected from lenders and borrowers and most of the fee is passed through to an independent residential appraiser. StreetLinks retains a portion of the fee to cover its costs of managing the process of fulfilling the appraisal order and performing a quality control review of all appraisals. Management believes that StreetLinks is situated to take advantage of growth opportunities in the residential appraisal management business. We are growing StreetLinks customer base and have established goals for it to become a positive cash and earnings contributor commencing in the first quarter of fiscal 2010. Development of the business continues through increased appraisal order volume as we add new lending customers.

During 2009, the Company invested in Advent Financial Services LLC ("Advent"), a start up operation which provides access to tailored banking accounts, small dollar banking products and related services to meet the needs of low and moderate income level individuals. Advent began its operations beginning in December 2009. Through this start-up period, management is evaluating the Advent business model to determine its long-term viability and does not anticipate that Advent will be a significant use or source of cash in fiscal 2010.

Strategy - Management is focused on building an operating business or group of operating businesses. If and when opportunities arise, available cash resources will be used to invest in or start businesses that can generate income and cash. Additionally, management will attempt to renegotiate and/or restructure the components of our equity in order to realign the capital structure with our current business model.

The key performance measures for executive management are:

- maintenance of adequate liquidity to sustain us and allow us to take advantage of investment opportunity, and
- generating income for our shareholders.

The following selected key performance metrics are derived from our consolidated financial statements for the periods presented and should be read in conjunction with the more detailed information therein and with the disclosure included elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management's discussion and analysis of financial condition and results of operations, along with other portions of this report, are designed to provide information regarding our performance and these key performance measures.

Table 1 — Summary of Financial Highlights and Key Performance Metrics (dollars in thousands; except per share amounts)

	December 31,	
	2009	2008
Cash and cash equivalents, including restricted cash	$ 12,446	$ 30,836
Net loss available to common shareholders, per diluted share	(20.97)	(72.37)

Liquidity – During 2009 the Company continued its strategy of developing StreetLinks and significantly increased its appraisal volume. For the year ended December 31, 2009, StreetLinks had revenues of $31.1 million, as compared to $2.5 million in 2008. StreetLinks incurred significant start-up expenses to develop its infrastructure in 2009, which are not expected to recur. As a result, management expects StreetLinks to produce positive net cash and earnings commencing in the first quarter of fiscal 2010. During 2009, we received $18.5 million in cash on our securities portfolio, however, we anticipate that the amount of cash received in fiscal 2010 will be significantly less than the amount received in fiscal 2009.

During 2009, we used significant amounts of cash to pay for costs related to our legacy mortgage lending and servicing operations, pay for current administrative costs and invest in StreetLinks and Advent. We intend to continue to invest in Advent in 2010 while we evaluate its business model, however we will limit the negative impact on liquidity and do not believe that Advent will be a significant use or source of cash during 2010.

As of March 30, 2010, we have $15.5 million in cash and cash equivalents (including $1.8 million of restricted cash).

As part of our near-term future strategy, we will focus on growing StreetLinks customer base, minimizing operating costs and expenses, and preserving liquidity. StreetLinks and our mortgage securities are our primary source of cash flows. The cash flows from our mortgage securities will continue to decrease as the underlying mortgage loans are repaid and could be significantly less than the current projections if losses on the underlying mortgage loans exceed the current assumptions. Our liquidity consists solely of cash and cash equivalents.

Our consolidated financial statements have been prepared on a going concern basis of accounting which contemplates continuity of operations, realization of assets, liabilities and commitments in the normal course of business. The Company has experienced significant losses over the past several years and has a significant deficit in stockholders' equity. Notwithstanding these negative factors, management believes that its current operations and its cash availability is sufficient for the Company to discharge its liabilities and meet its commitments in the normal course of business. See "Liquidity and Capital Resources" for further discussion of our liquidity position and steps we have taken to preserve liquidity levels.

Impact of Consolidation of Securitized Mortgage Assets on Our Financial Statements

The discussions of our financial conditions and results of operation below provide analysis for the changes in our Consolidated Balance Sheets and income statement as presented using Generally Accepted Accounting Principles in the United States of America ("GAAP"). Mortgage loans – held-in-portfolio and certain of our mortgage securities – trading are owned by trusts established when those assets were securitized. The trusts issued asset-backed bonds to finance the assets. In accordance with GAAP, we have consolidated these trusts. Due to significant losses that have occurred subsequent to the securitization of these assets, we no longer have any economic benefit from these assets. We have provided additional disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading Assets and Liabilities of Consolidated Securitization Trusts to demonstrate the impact of the trusts on our consolidated financial statements.

As discussed in Note 20 to our consolidated financial statements, events occurred during January 2010 that resulted in a reevaluation of the accounting for the securitized mortgage loans – held-in-portfolio and related assets and liabilities of the securitization trusts. Based on our analysis, we have deconsolidated the assets and liabilities of the trusts that own these loans in January 2010, see Table 10 for principal assets and liabilities of securitization trusts as of December 31, 2009.

Financial Condition as of December 31, 2009 as Compared to December 31, 2008

Cash and Cash Equivalents. See "Liquidity and Capital Resources" for discussion of our cash and cash equivalents.

Restricted Cash. Certain states required that we post surety bonds in connection with our former mortgage lending operations. During 2007, the sureties required that we provide letters of credit to support our reimbursement obligations to the sureties. In order to arrange these letters of credit, we were required to collateralize the letters of credit with cash. During the first quarter of 2008, we terminated the surety bonds when we surrendered state lending licenses as a result of the discontinuation of our mortgage lending operations. The sureties returned a portion of the cash collateral during 2009 ($2.0 million) and 2008 ($3.0 million), but continue to hold $3.8 million as of December 31, 2009 as collateral against any claims that may be brought during the tail period. The sureties returned $2.9 million of this amount subsequent to December 31, 2009. The timing of the return of the remaining cash is at the discretion of the sureties and is dependent upon their interpretation of the tail period for filing claims under the various state licensing regulations. No claims have been made against the surety bonds and none are expected to be brought, especially considering the significant amount of time that has elapsed since the bonds were cancelled and since we last originated any mortgage loans. Management expects the cash to be fully returned. However, the timing for return is unknown.

One of Advent's counterparties requires that we set up a restricted account in order to cover certain operating expenses to be incurred during the first quarter of 2010. As of December 31, 2009, the Company had approximately $1.0 million in the restricted cash account, $0.9 million was returned in January of 2010.

Mortgage Loans - Held-in-Portfolio. Mortgage loans – held-in-portfolio consist of subprime mortgage loans which have been securitized and are owned by three separate trusts – NHES 2006-1, NHES 2006MTA-1 and NHES 2007-1. We consolidate these trusts for financial reporting under GAAP.

The mortgage loans – held-in-portfolio balance has declined as their value has decreased significantly. The value is dependent largely in part on their credit quality and performance. The credit quality of the portfolio continues to worsen and delinquencies have increased dramatically during the past two years. Therefore, we continue to increase the allowance for losses as a percentage of loan principal of those remaining in the portfolio. The allowance has decreased from $776.0 million as of December 31, 2008 to $712.6 million as of December 31, 2009 due to the principal balance declining by a greater amount which was mainly due to borrower repayments and foreclosures. During 2009 and 2008, respectively, the trusts received repayments of the mortgage loans totaling $98.9 million and $288.2 million. These balances will continue to decline either through normal borrower repayments or through continued devaluation as delinquencies, foreclosures and losses occur.

As discussed under "Assets and Liabilities of Consolidated Securitization Trusts", these assets have no economic benefit to us and we have no control over these assets. We have also provided the assets and liabilities of the trusts on a separate and combined basis.

Mortgage Securities – Trading and Available-for-Sale. The securities we own are generally securities we retained after the securitization of mortgage loans we originated prior to 2008. For all loan securitizations, we retained the residual interest bond, which means we receive the net of the principal and interest received on the underlying loans within the securitized trust less the principal and interest paid on the bonds issued by the trust, mortgage insurance premiums, servicing fees and other miscellaneous fees. For any loans that incur prepayment penalty fees, we receive those fees through the residual interest. In some securitization transactions, we also retained regular principal and interest bonds. Generally, these bonds were the lowest rated bonds issued by the trust or these bonds were not rated. Additionally, we have purchased some mortgage securities in the open market from unrelated entities. Upon acquisition of the bonds, we classified the securities as either trading or available-for-sale. No changes have been made to the classifications.

Significant deterioration in the quality of the mortgage loans serving as collateral for our mortgage securities has caused a devaluation of the securities. In general, the default rate on the underlying loans has continued to increase over the past two years. Defaults are the result of national economic conditions that have led to job losses, severe declines in housing prices and the inability for credit-challenged individuals to refinance mortgage loans. In many cases, the securities we own have ceased to generate cash flow and we expect cash flow to continue to decline during the coming year.

The following tables provide details of our mortgage securities.

Table 2 – Values of Individual Mortgage Securities – Available-for-Sale
(dollars in thousands)

	For the Year Ended December 31,							
	2009				2008			
Securitization Trust (A)	Estimated Fair Value	Discount Rate	Constant Pre-payment Rate	Expected Credit Losses	Estimated Fair Value	Discount Rate	Constant Pre-payment Rate	Expected Credit Losses
NMFT Series :								
2002-3	$ 1,997	25%	15%	1.0%	$ 2,041	25%	16%	0.8%
2003-1	3,469	25	13	2.1	5,108	25	13	2.0
2003-2	-	25	12	1.9	2,272	25	12	1.9
2003-3	1,436	25	10	2.7	2,402	25	12	2.7
Other (B)	1	25	17	12.5	138	25	18	11.3
Total	$ 6,903				$ 12,788			

(A) We established the trust upon securitization of the underlying loans, which generally were originated by us.
(B) Other than Estimated Fair Value, amounts consist of weighted averages of multiple securities.

Table 3 — Mortgage Securities - Trading
(dollars in thousands)
As of December 31, 2009

S&P Rating	Original Face	Amortized Cost Basis	Fair Value	Number of Securities	Weighted Average Yield
Subordinated Securities:					
Non-investment Grade (B)	$ 435,114	$ 103,638	$ 959	89	2.10%
Residual Securities:					
Unrated	59,500	374	128	1	25.00
Total	$ 494,614	$ 104,012	$ 1,087	90	4.79%

As of December 31, 2008

S&P Rating	Original Face	Amortized Cost Basis	Fair Value	Number of Securities	Weighted Average Yield
Subordinated Securities:					
Investment Grade (A)	$ 12,505	$ 11,891	$ 833	3	6.25%
Non-investment Grade (B)	422,609	406,125	5,547	87	8.08
Total Subordinated Securities	435,114	418,016	6,380	90	7.84
Residual Securities:					
Unrated	59,500	15,952	705	1	25.00
Total	$ 494,614	$ 433,968	$ 7,085	91	9.55%

(A) Investment grade includes all securities with S&P ratings above BB+.
(B) Non-investment grade includes all securities with S&P ratings below BBB-.

We re-securitized, by way of a Collateralized Debt Obligation ("CDO"), some of the mortgage securities – trading we own in the first quarter of 2007. We retained a residual interest in the CDO. However, due to the poor performance of the securities within the CDO, our residual interest in the CDO is not providing any cash flow to us and has no economic value. As discussed under the heading Assets and Liabilities of Consolidated Securitization Trusts, the assets in the CDO have no economic benefit to us and we have no control over these assets. We have also provided the assets and liabilities of the trusts on a separate and combined basis.

Real Estate Owned. Real estate owned includes the value of properties for foreclosed loans owned by securitization trusts, as discussed under "Mortgage Loans – Held-in-Portfolio". We consolidate the assets and liabilities as part of the securitization trust. A servicer that is independent from us and the trusts services the mortgage loans and processes defaults for liquidation. Proceeds from liquidation of this real estate will flow through the trust and will generally be paid to third party bondholders. The amount of real estate owned is dependent upon the number of the overall mortgage loans outstanding, the rate of defaults, the timing of liquidations and the estimated fair value of the real estate. The decrease in the amount of real estate owned from December 31, 2008 to December 31, 2009 results from the declining number of total loans as well as the decreasing estimated value of the real estate.

Under "Assets and Liabilities of Consolidated Securitization Trusts", we have provided the assets and liabilities of the trusts on a separate and combined basis.

Accrued Interest Receivable. Accrued interest receivable includes the interest due from individual borrowers to the trusts who own the mortgage loans – held-in-portfolio. For all mortgage loans that do not carry mortgage insurance, the accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case beyond when a loan becomes 90 days delinquent. For mortgage loans that do carry mortgage insurance, the accrual of interest is only discontinued when in management's opinion, the interest is not collectible. Management generally deems all of the accrued interest on loans with mortgage insurance to be collectible. Potential losses related to accrued interest receivable are factored into the severity of losses as part of the allowance for doubtful accounts calculation. The quantity of delinquent loans has significantly increased, as a% of total loans outstanding, from December 31, 2008 to December 31, 2009. Therefore, the amount of accrued interest has also decreased, although the amounts increased in relation to the percentage of the outstanding principal.

Under "Assets and Liabilities of Consolidated Securitization Trusts", we have provided the assets and liabilities of the trusts on a separate and combined basis.

Other Assets. Other assets include prepaid insurance, capitalized furniture and office equipment, appraisal fee receivables and other notes receivables. This balance increased in 2009 compared to 2008 due to notes receivable and an increase in appraisal fee receivables, which was caused by higher volume.

Asset-backed Bonds Secured by Mortgage Assets. During 2006 and 2007, we executed three mortgage loans securitizations and one mortgage security re-securitization (a CDO). We consolidate the assets and liabilities of the securitization trusts under GAAP. The asset-backed bonds are obligations of the trusts and will be repaid using collections of the securitized assets. The trusts have no recourse to our other, unsecuritized assets. The assets securing these obligations are discussed under "Mortgage Loans – Held-in-Portfolio" and "Mortgage Securities –Trading." The balances of the asset-backed bonds have decreased during 2009 as the bonds have repaid. We record the value of the bonds secured by loans at the value of the proceeds, less repayments. We record the CDO (secured by mortgage securities) at its fair value. These balances will decrease going forward as the underlying assets repay or may be charged off as the assets are deemed to be insufficient to fully repay the bond obligations.

Under the "Assets and Liabilities of Consolidated Securitization Trusts", we have provided the assets and liabilities of the trusts on a separate and combined basis.

Junior Subordinated Debentures. We have $78.1 million in principal amount of unsecured notes payable to two unconsolidated trusts, the Consolidated Balance Sheets includes $77.8 million which is net of debt issuance costs. These notes secure trust preferred securities issued by the trusts.

During 2009, the Company executed the necessary documents to complete an exchange of the Notes for new preferred obligations. The Company paid interest due through December 31, 2008, in the aggregate amount of $5.3 million. In addition, the Company paid $0.3 million in legal and administrative costs on behalf of the Trusts which were recorded in the "Professional and outside services" line item on the Consolidated Statements of Operations.

The new preferred obligations require quarterly distributions of interest to the holders at a rate equal to 1.0% per annum beginning January 1, 2009 through December 31, 2009, subject to reset to a variable rate equal to the three-month LIBOR plus 3.5% upon the occurrence of an "Interest Coverage Trigger." For purposes of the new preferred obligations, an Interest Coverage Trigger occurs when the ratio of EBITDA for any quarter ending on or after December 31, 2008 and on or prior to December 31, 2009 to the product as of the last day of such quarter, of the stated liquidation value of all outstanding 2009 Preferred Securities (i) multiplied by 7.5%, (ii) multiplied by 1.5 and (iii) divided by 4, equals or exceeds 1.00 to 1.00. The Company did not trigger the Interest Coverage Trigger as of December 31, 2009, although it could be triggered during 2010 under certain of our projections. Beginning January 1, 2010 until the earlier of February 18, 2019 or the occurrence of an Interest Coverage Trigger, the unpaid principal amount of the new preferred obligations will bear interest at a rate of 1.0% per annum and, thereafter, at a variable rate, reset quarterly, equal to the three-month LIBOR plus 3.5% per annum.

During 2008, these notes carried an interest rate of three-month LIBOR plus 3.5%. During 2008, we purchased trust preferred securities with a par value of $6.9 million for $0.6 million. As a result, $6.9 million of principal and accrued interest of $0.2 million of the notes was retired and the principal amount, accrued interest, and related unamortized debt issuance costs were removed from the Consolidated Balance Sheets resulting in a gain of $6.4 million, recorded to the "Gains on debt extinguishment" line item of the Consolidated Statements of Operations.

Due to Servicer. The mortgage loans – held-in-portfolio on our Consolidated Balance Sheets have been securitized and we consolidate the securitized trust. In accordance with the agreements for the securitized mortgage loans, the servicer of the loans is required to make regularly scheduled payments to the bondholders, regardless of whether the borrower has made payments as required. The servicer is required to make advances from its own funds. Upon liquidation of defaulted loans, the servicer is repaid the advanced funds. Until such time as the loans liquidate, the trust has an obligation to the servicer, which we have classified as "Due to servicer" on the Consolidated Balance Sheets. The amount of the obligation is dependent on the rate and timing of delinquencies of the individual borrowers. During 2008 and 2009, the trusts experienced a significant increase in the amount of delinquencies, which increases the amount of advances the servicer has made to the bondholders and therefore increases the liability to the servicer.

Dividends Payable. During 2004, we issued $74.8 million in Series C Preferred Stock with a dividend equivalent to 8.9%. During 2007, we issued $50 million of Series D1 Preferred Stock with a dividend equivalent to 9.0%. We have failed to make all dividend payments since October 2007. As a result, the Series D1 Preferred Stock dividend increased to an equivalent of 13.0%, retroactive and compounded to the beginning of the first quarter in which the dividends were not paid. The unpaid dividends continue to accrue and have resulted in the large increase in unpaid dividends recorded in our Consolidated Balance Sheets.

Accounts Payable and Other Liabilities. Accounts payable and other liabilities includes the interest payable on borrowings, including the liabilities of the securitization trusts we consolidate, the value of derivatives included owned by the mortgage loan securitization trusts, taxes payable, obligations under our corporate office lease and miscellaneous accrued general and administrative expenses. Generally, these liabilities have declined along with the size of our business operations.

Table 4— Accounts Payable and Other Liabilities
(dollars in thousands)

	December 31,	
	2009	2008
Accrued expenses and other liabilities	$ 10,248	$ 6,198
Taxes payable	4,245	3,893
Interest payable	751	10,177
Value of derivatives owned by mortgage loan securitization trusts	157	9,102
Obligations under office space lease	-	4,558
Total	$ 15,401	$ 33,928

Liabilities of Discontinued Operations. During 2007 and 2008, we discontinued our mortgage lending operations. In the normal course of operations in 2009, we paid the liabilities and obligations of the discontinued operations and therefore had no liabilities of discontinued operations as of December 31, 2009.

Stockholders' Deficit. As of December 31, 2009 and 2008 our total liabilities exceeded our total assets under GAAP by $1.1 billion and $876.8 million, respectively.

The liabilities of the securitization trusts exceed the assets of those trusts as of December 31, 2009 and December 31, 2008 by $1.0 billion and $932.1 million, respectively. These amounts do not include any adjustments for intercompany eliminations, see Table 8 for further detail. The severe devaluation of the mortgage assets, as discussed in the respective categories above, has resulted in the significant deficit of these trusts. The assets and liabilities of these trusts are consolidated under GAAP. Due to the significant impact to our financial statements of these trusts, we have also provided the assets and liabilities of the trusts on a separate and combined basis under "Assets and Liabilities of Consolidated Securitization Trusts."

The significant increase in our shareholders' deficit during 2009 results from our large net loss, driven primarily by valuation allowances taken on our mortgage loans.

Results of Operations – Consolidated Earnings Comparisons

Year Ended December 31, 2009 as Compared to the Year Ended December 31, 2008

Net Interest (Expense) Income. As discussed above, in general, our mortgage assets have been significantly impaired due to national and international economic crises, housing price deterioration and mortgage loan credit defaults. Interest income has declined as these assets have declined due to repayments and liquidations. Interest expense has declined as the related principal balances have declined. Also, interest expense is adjustable, generally based on a spread to LIBOR. LIBOR was lower during 2009 than 2008.

Table 5— Net Interest Expense
(dollars in thousands)

	For the Year Ended December 31,	
	2009	**2008**
Interest income:		
Mortgage securities	$ 21,656	$ 46,997
Mortgage loans held-in-portfolio	131,301	186,601
Other interest income	887	1,411
Total interest income	153,844	235,009
Interest expense:		
Short-term borrowings secured by mortgage securities	-	436
Asset-backed bonds secured by mortgage loans	21,290	95,012
Asset-backed bonds secured by mortgage securities	2,129	13,271
Junior subordinated debentures	1,128	6,261
Total interest expense	24,547	114,980
Net interest income before provision for credit losses	129,297	120,029
Provision for credit losses	(260,860)	(707,364)
Net interest (expense)	$ (131,563)	$ (587,335)

Provision for Credit Losses. The provision for credit losses relates to mortgage loans which have been securitized. As discussed above, in general, the credit quality of the securitized mortgage loans significantly deteriorated during 2008 and 2009 due to national and international economic crises, housing price deterioration and mortgage loan credit defaults. A significant portion of the securitized loans have become uncollectible or will only be partially collected. Approximately 20% of our loans held in portfolio were greater than 90 days delinquent at December 31, 2008, and approximately 20% were in foreclosure. As of December 31, 2009, this delinquency percentage decreased to approximately 16% while loans in foreclosure increased to approximately 36%. As loans transition into REO status, an estimated loss is recorded until the property is sold or liquidated. For the NHEL 0601 and MTA 0601 transactions, we valued REO property at 50% of its current principal balance as of December 31, 2009, compared to 55% as of December 31, 2008. Because of the increased loss severity, NHEL 0701 property was valued at 35% in 2009; a 5% decrease from 2008. Provisions for these losses have increased in connection with the declining credit quality of the loans. We took charges to income totaling $260.9 million and $707.4 million during the year ended December 31, 2009 and 2008, respectively.

Gains on Debt Extinguishment. See discussion under "Financial Condition – Junior Subordinated Debentures".

(Losses) Gains on Derivative Instruments. We have entered into derivative instrument contracts that do not meet the requirements for hedge accounting treatment, but contribute to our overall risk management strategy by serving to reduce interest rate risk related to short-term borrowing rates. The derivative instruments for which the value is on our Consolidated Balance Sheets are owned by securitization trusts. Derivative instruments transferred into a securitization trust are administered by the trustee in accordance with the trust documents. These derivative instruments are used to mitigate interest rate risk within the related securitization trust and will generally increase in value as short-term interest rates increase and decrease in value as rates decrease.

As a result of declining interest rates and declining values of the credit default swaps ("CDS"), the losses on derivative instruments from continuing operations were $4.7 million and $18.1 million for the years ended December 31, 2009 and 2008, respectively. The losses decreased in 2009 as compared to 2008 due to the expiration of many of the derivative instrument contracts during 2008 and 2009.

Fair Value Adjustments. Adjustment for changes in value on our trading securities and the asset-backed bonds issued in our CDO transaction executed are recorded as Fair Value Adjustments. The significant value declines in 2009 and 2008 were a result of significant spread widening in the subprime mortgage market for these types of asset-backed securities as well as poor credit performance of the underlying mortgage loans. By the end of 2008, the total value of the trading securities and the asset-backed bonds had declined significantly, resulting in a lower overall adjustment in 2009 when compared to 2008.

Impairment on Mortgage Securities – Available-for-Sale. To the extent that the cost basis of mortgage securities – available-for-sale exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss. The large impairments in 2009 and 2008 were primarily driven by an increase in actual and projected losses due to the deteriorating credit quality of the loans underlying the securities. By the end of 2008, the total value of the available-for-sale securities had declined significantly, resulting in a lower overall impairment in 2009 when compared to 2008.

Premiums for Mortgage Loan Insurance. Premiums for mortgage insurance are for credit default insurance for mortgage loans – held-in-portfolio, which have been securitized and are owned by securitization trusts. The premiums are paid by the trust from the loan proceeds. Premiums are based on a percentage of the individual loan principal outstanding. The decrease in premiums on mortgage loan insurance for 2009 as compared to 2008 is due to the decrease in the principal balance of mortgage loans-held-in-portfolio.

Appraisal Fee Income and Expense. Fees are collected from customers (borrowers or lenders), a portion of which is paid to independent mortgage loan appraisers. Fee income and expense is recognized when the appraisal is completed and delivered to the customer. During the year ended December 31, 2009, the unit volume appraisal services increased significantly, resulting in revenue and expense increasing significantly when comparing to the year ended December 31, 2008. We acquired a 75% interest in StreetLinks on August 1, 2008, and therefore recognized minimal revenue and incurred minimal expense for appraisal management services during the year ended December 31, 2008. Following is a summary of the unit count of completed orders:

Table 6 — Appraisals Completed 2009

First quarter	4,809
Second quarter	27,440
Third quarter	26,960
Fourth quarter	24,965
Year ended December 31, 2009	84,174

General and Administrative Expenses. Total general and administrative expenses increased from $24.4 million during 2008 to $31.6 million during 2009 due to the additional general and administrative expenses resulting from a full year of operations from StreetLinks. During late 2007 and into early 2008, we eliminated a significant portion of our administrative overhead. We terminated officers and staff in our executive, information systems, legal, human resource and finance/accounting departments. We also terminated numerous contracts for professional services. One of management's key focuses during 2008 was to reduce or eliminate all unnecessary general and administrative expenses. The result of these efforts was a significant decline in the corporate general administrative expenses for 2008 and 2009. Excluding the impact of StreetLinks, general and administrative expenses declined by $5.5 million.

Income Taxes. During 2009, we recognized tax expense of $1.1 million from continuing operations. $1.6 million of this was due to taxes related to excess inclusion income, net of $0.5 million of income tax benefit primarily attributed to the release of tax liability related to uncertain tax positions due to the lapse of statute of limitations and changes in management's judgment regarding those positions.

During 2008, we recognized a tax benefit of $17.6 million from continuing operations. Of this benefit, $13.8 million is an offset to the tax expense recorded on the gain in discontinued operations. The remaining $3.8 million of tax benefit is primarily attributed to the release of tax liability related to uncertain tax positions due to the lapse of statute of limitations and changes in management's judgment regarding those positions.

Due to the valuation allowance recorded against deferred tax assets, no tax benefit is recognized on tax losses incurred in 2009 and 2008.

As of December 31, 2009 and 2008, we reflect $4.2 million and $3.8 million in other tax liability, respectively which are recorded in "Accounts Payable and Other Liabilities". This balance is primarily comprised of tax liability on uncertain tax positions, interest and penalties and a portion of this amount is an obligation of one of the Company's securitization trusts and as such will be paid out of the trust's assets.

Contractual Obligations

We have entered into certain long-term debt, lease agreements, which obligate us to make future payments to satisfy the related contractual obligations.

The following table summarizes our contractual obligations, as of December 31, 2009, other than short-term borrowing arrangements.

Table 7 — Contractual Obligations (dollars in thousands)

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 Years**
Estimated long-term debt payments (A)	$ 2,677,742	$ 290,465	$ 476,342	$ 735,727	$ 1,175,208
Junior subordinated debentures (B)	98,192	781	1,563	1,563	94,285
Operating leases (C)	4,568	1,711	2,160	624	73
Total, consolidated obligations	2,780,502	292,957	480,065	737,914	1,269,566
Non-recourse obligations	(2,677,742)	(290,465)	(476,342)	(735,727)	(1,175,208)
Recourse obligations	$ 102,760	$ 2,492	$ 3,723	$ 2,187	$ 94,358

(A) The asset-backed bonds will be repaid only to the extent there is sufficient cash receipts on the underlying mortgage loans, which collateralize the debt. The trusts that own these assets and asset-backed obligations have no recourse to us for any shortfall. The timing of the repayment of these mortgage loans is affected by prepayments. These amounts include expected interest payments on the obligations. Interest obligations on our variable-rate long-term debt are based on the prevailing interest rate at December 31, 2009 for each respective obligation.

(B) The junior subordinated debentures are assumed to mature in 2035 and 2036 in computing the future payments. These amounts include expected interest payments on the obligations. Interest obligations on our junior subordinated debentures are based on the prevailing interest rate at December 31, 2009 for each respective obligation. On February 18, 2009, the Company, NMI, NovaStar Capital Trust I and NovaStar Capital Trust II and the trust preferred security holders entered into agreements to exchange the existing preferred obligations for new preferred obligations. The new preferred obligations require quarterly distributions of interest to the holders at a rate equal to 1.0% per annum beginning January 1, 2009 through December 31, 2016, subject to reset to a variable rate equal to the three-month LIBOR plus 3.5% upon the occurrence of an "Interest Coverage Trigger".

(C) The operating lease obligations do not include rental income of $1.2 million to be received under sublease contracts.

Liquidity and Capital Resources

Although StreetLinks was not cash flow-positive during 2009, largely due to costs associated with infrastructure development, gross appraisal fee income is expected to be a substantial source of our cash flows in 2010. We are currently projecting an increase in cash flows over the course of the next year as we continued to grow our customer base. New regulations issued by federal agencies, especially those effective in the first quarter of 2010, have positively impacted StreetLinks sales efforts. With StreetLinks infrastructure in place and added efficiencies gained through automation, we expect the general and administrative expenses to decrease in proportion to the increased production. Continued increases in appraisal volume and relatively lower operating costs will drive positive earnings and cash flow from StreetLinks during 2010.

Our residual and subordinated mortgage securities are a significant source of positive cash flows. Based on the current projections, the cash flows from our mortgage securities will decrease in the next several months as the underlying mortgage loans are repaid, and could be significantly less than the current projections if losses on the underlying mortgage loans exceed the current assumptions or if short-term interest rates increase significantly.

As of March 30, 2010, we had approximately $15.5 million in cash on hand (including restricted cash of $1.8 million). In addition to our operating expenses, which currently approximate $0.7 million per month, we have quarterly interest payments due on our trust preferred securities. The next payment on the trust preferred securities is due on March 30, 2010 and totals $0.1 million. Advent does not currently have any significant cash inflows or outflows and management is continuing to evaluate it as a viable business and management does not believe that cash flows or outflows will be significant during fiscal 2010. Our current projections indicate sufficient available cash and cash flows to meet these payment needs. However, our mortgage securities cash flows are volatile and uncertain in nature, and the amounts we receive could vary materially from our projections though we believe that the increased cash flows from StreetLinks will offset any reduction in our mortgage securities cash flows.

As discussed in Item 3. Legal Proceedings we are the subject of various legal proceedings, the outcome of which is uncertain. We may also face demands in the future that are unknown to us today related to our legacy lending and servicing operations. If the cash flows from StreetLinks and our mortgage securities are less than currently anticipated, it would negatively affect our results of operations, financial condition, liquidity and business prospects. However management believes that its current operations and its cash availability are sufficient for the Company to discharge its liabilities and meet its commitments in the normal course of business.

Overview of Cash Flow for the Year Ended December 31, 2009

During 2007 and early 2008, we discontinued our mortgage lending operations and sold our mortgage servicing rights which subsequently resulted in the closing of our servicing operations. Prior to exiting the lending business, we sold the majority of the loans we originated to securitization trusts. Three of these securitization trusts are consolidated for financial reporting under GAAP, which means all of the assets and the liabilities of the trust are included in our consolidated financial statements. Our results of operations and cash flows include the activity of these trusts. The cash proceeds from the repayment of the loan collateral are owned by the trust and serve to only repay the obligations of the trust. We do not collect the cash and we are not responsible for the obligations of the trust. Principal and interest on the bonds (securities) of the trust can only be paid if there is sufficient cash flow from the underlying collateral. We own some of the securities issued by the trust, which are a significant source of possible cash flow. As a result of the national economic crises, the loans within these trusts have very high rates of default. Therefore, the cash flow on the securities we own has declined significantly within the past two years.

We have provided a summary of the cash flow for the securitization trusts under "Assets and Liabilities of Consolidated Securitization Trusts".

Following are the primary and simplified sources of cash receipts and disbursements, excluding the impact of the securitization trusts.

Table 8 — Primary Sources of Cash Receipts and Disbursements (dollars in thousands)

	For the Years Ended December 31,	
	2009	2008
Primary sources:		
Fees received for appraisal management services	$ 30,607	$ 2,263
Cash flows received from mortgage securities	18,479	59,912
Primary uses:		
Payment of corporate, general and administrative expenses	(25,739)	(37,832)
Payments for appraisals and related administrative expenses	(30,140)	(3,453)
Payments for Advent's startup and other expenses	(4,255)	-
Issuance of notes and other receivables	(4,277)	-
Repayment of short-term borrowings	-	(45,488)

Statement of Cash Flows - Operating, Investing and Financing Activities

The following table provides a summary of our operating, investing and financing cash flows from our consolidated statements of cash flows for years ended December 31, 2009 and 2008.

Table 9 — Summary of Operating, Investing and Financing Cash Flows (dollars in thousands)

	For the Years Ended December 31,	
	2009	2008
Consolidated Statements of Cash Flows:		
Cash provided by operating activities	$ 67,218	$ 29,566
Cash flows provided by investing activities	246,616	493,579
Cash flows used in financing activities	(331,520)	(523,719)

Operating Activities. Net cash provided by operating activities increased by $37.7 million in 2009 as compared to 2008. The increase in cash provided by operating activities was substantially related to the increase in the balance of the amounts due to servicer. Operating activities, other than the cash flow of the securitized loan trusts, generated a net use of cash during the year ended December 31, 2009. See a discussion of the impact of the consolidated loan trusts under "Assets and Liabilities of Consolidated Securitization Trusts."

Investing Activities. In 2009, net cash provided by investing activities decreased by $247.0 million as compared to 2008. Substantially all of the cash flow from investing activities relates to either payments on securitized loans or sales upon foreclosure of securitized loans. Our mortgage loan portfolio declined significantly and borrower defaults increased, resulting in lower repayments of our mortgage loans held-in-portfolio and lower cash proceeds from the sale of assets acquired through foreclosure. We also experienced a decrease in payments received on our mortgage securities during 2009 as compared to 2008 as a result of poor credit performance of the underlying loans.

Financing Activities. Net cash used in financing activities decreased by $192.2 million in 2009 as compared to 2008. All short term borrowings were paid off in 2008 and we also experienced a decrease in paydowns of our asset-backed bonds during the year.

Future Sources and Uses of Cash

Primary Sources of Cash

Cash Received From Our Mortgage Securities Portfolio. A significant source of cash flows is the proceeds we receive from our mortgage securities. The cash flows we receive on our mortgage securities—available-for-sale are highly dependent on the interest rate spread between the underlying collateral and the bonds issued by the securitization trusts and default and prepayment experience of the underlying collateral. The following factors have been the significant drivers in the overall fluctuations in these cash flows:

- Higher credit losses have decreased cash available to distribute with respect to our securities,
- As short-term interest rates decline, the net spread to us increases and if short-term interest rates increase, the spread we receive will decline,
- We have lower average balances of our mortgage securities—available-for-sale portfolio as the securities have paid down and we have not acquired new bonds

Cash Received From StreetLinks. During 2009, StreetLinks significantly increased its customer base and with a full year of operations received cash of $30.6 million in gross proceeds for appraisal management services compared to $2.3 million during 2008. We are currently projecting an increase in these cash flows during fiscal 2010 as we continue to increase our customer base. New regulations issued by federal agencies, especially those effective in the first quarter of 2010, have positively impacted StreetLinks sales efforts. With StreetLinks infrastructure in place and added efficiencies gained through automation, we expect the general and administrative expenses to decrease in proportion to the increased production. Continued increases in appraisal volume and relatively lower operating costs will result in positive earnings and cash flow from StreetLinks.

Collateral Returned from Surety Bond Holders. See discussion under Restricted Cash. We have $3.8 million collateral outstanding for surety bond holders. When the cash collateralizing the surety bond letters of credit is released, it will become unrestricted and available for general corporate purposes. We cannot predict the timing of the release. Subsequent to December 31, 2009, $2.9 million in collateral was released and as of March 30, 2010 $1.8 million remains restricted.

Proceeds from Repayments of Mortgage Loans. As we discussed above, significant cash is collected by the securitization trusts from the payment of principal and interest on securitized loans and securities. The cash is retained by the trust and is used to repay obligations (primarily to bondholders) of the trust. The cash is not available to us and we are not responsible for the obligations of the trust. For the year ended December 31, 2009 repayments on the mortgage loans held-in-portfolio totaled $98.9 million compared to $288.2 million during 2008.

Primary Uses of Cash

Payments of General and Administrative Expenses. We continue to have significant general and administrative expenses associated with managing and operating our business. These expenses include staff and management compensation and related benefit payments, professional expenses for audit, tax and related services, legal services, rent and general office operational costs.

Repayments of Long-Term Borrowings and Interest. As of December 31, 2009, we had $78.1 million in outstanding principal of junior subordinated debentures relating to the trust preferred securities of NovaStar Capital Trust I and NovaStar Capital Trust II, $77.8 million is included on the Consolidated Balance Sheets which is net of debt issuance costs. For 2008, periodic interest payments were based on a variable interest rate of three-month LIBOR plus 3.5% which resets quarterly. During 2009, we restructured our obligations under the junior subordinated debentures, which we expect to reduce cash requirements for interest in the near term. Beginning January 1, 2010 until the earlier of February 18, 2019 or the occurrence of an Interest Coverage Trigger, the unpaid principal amount of the new preferred obligations will bear interest at a rate of 1.0% per annum and, thereafter, at a variable rate, reset quarterly, equal to the three-month LIBOR plus 3.5% per annum, see Note 6 to the consolidated financial statements for further details. See Table 6 for an estimate of our contractual obligations related to these junior subordinated debentures.

Repayments of Short-term Borrowings. During 2008, we repaid all short-term borrowings that were outstanding as of December 31, 2008, totaling $45.5 million. We have no outstanding borrowing arrangements and therefore no cash will be used to repay borrowings.

Settlement of Legal Disputes. See Item 3. Legal Proceedings. During 2008 and 2009, we made several payments to settle legal disputes resulting from our legacy lending and servicing operations. We have several pending legal actions. For those actions where we are the defendant, we are contesting plaintiffs' claims. In the event we are not successful in our defense, we may be required to make payments for settlements or judgments that are not covered by insurance.

Investment in Advent. During 2009, we invested capital in Advent in order to acquire and develop Advent's business model. We will continue to invest in Advent in 2010 while we evaluate its business model, however we will limit the negative impact on liquidity and do not believe that Advent will be a significant use or source of cash during 2010.

Consolidated Securitization Trusts

During 2006 and 2007, we executed loan securitization transactions that did not meet the criteria necessary for derecognition of the securitized assets and liabilities pursuant to Accounting for Transfers of Financial Assets and Repurchase Financing Transactions and related authoritative accounting literature. As a result, the assets and liabilities relating to this securitization are included in our consolidated financial statements.

At the time these loans were securitized, we owned significant beneficial interests in the securitized loan pools, including various subordinated bond classes and the residual interests in these pools. For the 2006 securitized loan pools, we owned the right to unilaterally place certain derivative instruments into the securitization trust and to repurchase a limited number of loans from the trust for any reason and at any time. For the 2007 securitized loan pool, we determined that we excessively benefited from the derivatives transferred to the trust at inception.

During 2007, we also securitized certain mortgage securities through a CDO structure.

During and prior to 2008, the following events occurred that have significantly changed the economics of these securitized loan pools including:

1. We sold a portion of the beneficial interests we owned,
2. The credit losses on the securitized loans increased to the point where the remaining beneficial interests we own are not significant,
3. We sold the right to service all securitized loans,
4. We executed amendments to the securitization agreements for the 2006 loan pools whereby we relinquished all rights to place certain derivative instruments into the securitization trust and to repurchase a limited number of loans from the trust for any reason and at any time, and
5. For the 2007 securitized loan pool, a significant portion of the derivatives placed into the trust have expired and the remaining derivatives will expire by January 2010.

While the securities, loans and bond liabilities, along with miscellaneous related assets and liabilities, remain on our Consolidated Balance Sheets as presented in accordance with accounting principles generally accepted in the United States of America, we have no ability to control the assets, no obligations related to the trust payables, and no significant economic benefit from our ownership interests issued by the trust. Likewise, the income and expenses associated with these assets and liabilities represent earnings and costs of the securitization trust, but have no bearing on our performance due to the current economic condition of the trusts.

Below is financial information for each of the securitization trusts we consolidate and for the total of all consolidated trusts combined.

The discussion of the individual line items within this financial information is included in the discussion of our consolidated financial statements in the applicable forgoing sections of this report and is considered non-GAAP financial information.

Table 10 – Principal Assets and Liabilities of Securitization Trusts (A)
(dollars in thousands)

	December 31, 2009					December 31, 2008				
	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total
Assets										
Mortgage loans – held in portfolio, net of allowance	$ -	$ 292,417	$ 397,212	$ 608,016	$ 1,297,645	$ -	$ 411,146	$ 523,183	$ 847,962	$ 1,782,291
Trading securities	961	-	-	-	961	5,199	-	-	-	5,199
Real estate owned	-	20,490	14,327	29,184	64,001	-	23,289	9,233	37,958	70,480
Accrued interest receivable	-	21,053	6,503	46,470	74,026	-	22,566	10,134	44,592	77,292
Liabilities										
Asset-backed bonds secured by mortgage loans	$ -	$ 495,383	$ 618,931	$ 1,241,501	$ 2,355,815	$ -	$ 572,970	$ 700,335	$ 1,398,115	$ 2,671,420
Asset-backed bonds secured by mortgage securities	961	-	-	-	961	5,384	-	-	-	5,384
Other liabilities	22,199	46,335	28,366	108,085	204,985	24,748	47,418	22,401	104,439	199,006

(A) Stand-alone balances do not include impact of intercompany eliminations.

Table 11 - Principal Revenues and Expenses of Securitization Trusts (A)
(dollars in thousands)

	For the Year Ended December 31, 2009					For the Year Ended December 31, 2008				
	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total
Interest Income	$ 9,445	$ 31,002	$ 20,630	$ 78,385	$ 139,462	$ 26,306	$ 45,160	$ 27,555	$ 109,295	$ 208,316
Interest expense	3,002	4,166	7,151	12,733	27,052	13,124	22,453	25,843	54,874	116,294
Provision for credit losses	-	(68,183)	(59,882)	(132,795)	(260,860)	-	(127,485)	(165,063)	(414,816)	(707,364)
Servicing fee expense	-	2,292	2,401	5,946	10,639	-	3,129	2,736	7,732	13,597
Mortgage insurance	-	798	171	5,072	6,041	-	4,216	292	11,310	15,818
Other income (expense)	(5,194)	-	-	(4,544)	(9,738)	(15,550)	-	-	(4,844)	(20,394)

(A) Stand-alone balances do not include impact of intercompany eliminations.

Table 12 – Summary of Cash Flows of Securitization Trusts (A)
(dollars in thousands)

	For the Year Ended December 31, 2009					For the Year Ended December 31, 2008				
Net cash flow from:	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total	CDO	NHES 2006-1	NHES 2006 MTA1	NHES 2007-1	Total
Operating activities	$ (2,222)	$ 20,142	$ 21,301	$ 43,455	$ 82,676	$ (7,441)	$ 20,927	$ (4,415)	$ 43,622	$ 52,693
Investing activities	3,396	51,774	60,389	115,925	231,484	16,135	135,777	70,706	195,954	418,572
Financing activities	(1,174)	(71,916)	(81,690)	(159,380)	(314,160)	(8,694)	(156,704)	(66,291)	(239,576)	(471,265)

(A) Stand-alone balances do not include impact of intercompany eliminations.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with GAAP and, therefore, are required to make estimates regarding the values of our assets and liabilities and in recording income and expenses. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. These estimates affect reported amounts of assets, liabilities and accumulated other comprehensive income at the date of the consolidated financial statements and the reported amounts of income, expenses and other comprehensive income during the periods presented. The following summarizes the components of our consolidated financial statements where understanding accounting policies is critical to understanding and evaluating our reported financial results, especially given the significant estimates used in applying the policies. The discussion is intended to demonstrate the significance of estimates to our financial statements and the related accounting policies. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosure.

Mortgage Securities – Available-for-Sale and Trading. Our mortgage securities – available-for-sale and trading represent beneficial interests we retained in securitization and resecuritization transactions which include residual securities and subordinated securities as well as bonds issued by others which we have purchased. The residual securities include interest-only mortgage securities, prepayment penalty bonds and over-collateralization bonds. The subordinated securities represent bonds which are senior to the residual securities but are subordinated to the bonds sold to third party investors. All of the subordinated securities retained by us have been classified as trading.

The residual securities we retained in securitization transactions structured as sales primarily consist of the right to receive the future cash flows from a pool of securitized mortgage loans which include:

- The interest spread between the coupon net of servicing fees on the underlying loans, the cost of financing, mortgage insurance, payments or receipts on or from derivative contracts and bond administrative costs.
- Prepayment penalties received from borrowers who pay off their loans early in their life.
- Overcollateralization which is designed to protect the primary bondholder from credit loss on the underlying loans.

The subordinated securities we retained in our securitization transactions have a stated principal amount and interest rate. The performance of the securities is dependent upon the performance of the underlying pool of securitized mortgage loans. The interest rates these securities earn are variable and are subject to an available funds cap as well as a maximum rate cap. The securities receive principal payments in accordance with a payment priority which is designed to maintain specified levels of subordination to the senior bonds within the respective securitization trust. Because the subordinated securities are rated lower than AA, they are considered low credit quality and we account for the securities based on guidance set forth from Beneficial Interests in Securitized Financial Assets using the effective yield method. The fair value of the subordinated securities is based on quoted third-party market prices compared to estimates based on discounting the expected future cash flows of the collateral and bonds.

The cash flows we receive are highly dependent upon the interest rate environment. The interest rates on the bonds issued by the securitization trust are indexed to short-term interest rates, while the coupons on the pool of loans held by the securitization trust are less interest rate sensitive. As a result, as rates rise and fall, our cash flows will fall and rise, because the cash we receive on our residual securities is dependent on this interest rate spread. As our cash flows fall and rise, the value of our residual securities will decrease or increase. Additionally, the cash flows we receive are dependent on the default and prepayment experience of the borrowers of the underlying mortgage security collateral. Increasing or decreasing cash flows will increase or decrease the yield on our securities.

We believe the accounting estimates related to the valuation of our mortgage securities – available-for-sale and establishing the rate of income recognition on the mortgage securities – available-for-sale and trading are "critical accounting estimates", because they can materially affect net income and shareholders' equity and require us to forecast interest rates, mortgage principal payments, prepayments and loan default assumptions which are highly uncertain and require a large degree of judgment. The rate used to discount the projected cash flows is also critical in the valuation of our residual securities. We use internal, historical collateral performance data and published forward yield curves when modeling future expected cash flows and establishing the rate of income recognized on mortgage securities. We believe the value of our residual securities is appropriate, but can provide no assurance that future changes in interest rates, prepayment and loss experience or changes in the market discount rate will not require write-downs of the residual assets. For mortgage securities classified as available-for-sale, impairments would reduce income in future periods when deemed other-than-temporary.

As previously described, our mortgage securities available-for-sale and trading represent retained beneficial interests in certain components of the cash flows of the underlying mortgage loans to securitization trusts. Income recognition for our mortgage securities – available-for-sale and trading is based on the effective yield method. Under the effective yield method, as payments are received, they are applied to the cost basis of the mortgage related security. Each period, the accretable yield for each mortgage security is evaluated and, to the extent there has been a change in the estimated cash flows, it is adjusted and applied prospectively. The estimated cash flows change as management's assumptions about credit losses, borrower prepayments and interest rates are updated. The assumptions are established using internally developed models. We prepare analyses of the yield for each security using a range of these assumptions. The accretable yield used in recording interest income is generally set within a range of assumptions. The accretable yield is recorded as interest income with a corresponding increase to the cost basis of the mortgage security.

At each reporting period subsequent to the initial valuation of the residual securities, the fair value of the residual securities is estimated based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, expected call dates, market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows. We estimate initial and subsequent fair value for the subordinated securities based on quoted market prices. See Note 3 to the consolidated financial statements for the residual security sensitivity analysis and Note 4 to the consolidated financial statements for the current fair value of our residual securities.

To the extent that the cost basis of mortgage securities – available-for-sale exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss.

Allowance for Credit Losses. An allowance for credit losses is maintained for mortgage loans held-in-portfolio. The amount of the allowance is based on the assessment by management of probable losses incurred based on various factors affecting our mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value ratios, delinquency status, mortgage insurance we purchase and other relevant factors. The allowance is maintained through ongoing adjustments to operating income. The assumptions used by management in estimating the amount of the allowance for credit losses are highly uncertain and involve a great deal of judgment.

An internally developed migration analysis is the primary tool used in analyzing our allowance for credit losses. This tool takes into consideration historical information regarding foreclosure and loss severity experience and applies that information to the portfolio at the reporting date. We also take into consideration our use of mortgage insurance as a method of managing credit risk and current economic conditions, experience and trends. We pay mortgage insurance premiums on a portion of the loans maintained on our Consolidated Balance Sheets and have included the cost of mortgage insurance in our statement of operations.

Approximately 20% of our loans held in portfolio were greater than 90 days delinquent at December 31, 2008, and approximately 20% were in foreclosure. As of December 31, 2009, this delinquency percentage decreased to approximately 16% while loans in foreclosure increased to approximately 36%. As loans transition into REO status, an estimated loss is recorded until the property is sold or liquidated. For the NHEL 0601 and MTA 0601 transactions, we valued REO property at 50% of its current principal balance as of December 31, 2009, compared to 55% as of December 31, 2008. Because of the increased loss severity, NHEL 0701 property was valued at 35% in 2009; a 5% decrease from 2008.Our estimate of expected losses could increase if our actual loss experience is different than originally estimated. In addition, our estimate of expected losses could increase if economic factors change the value we could reasonably expect to obtain from the sale of the property.

Real Estate Owned. Real estate owned, which consists of residential real estate acquired in satisfaction of loans, is carried at the lower of cost or estimated fair value less estimated selling costs. We estimate fair value at the asset's liquidation value less selling costs using management's assumptions which are based on historical loss severities for similar assets. Adjustments to the loan carrying value required at time of foreclosure are charged against the allowance for credit losses. Costs related to the development of real estate are capitalized and those related to holding the property are expensed. Losses or gains from the ultimate disposition of real estate owned are charged or credited to earnings.

CDO Asset-backed Bonds ("CDO ABB"). We elected the fair value option for the asset-backed bonds issued from NovaStar ABS CDO I in 2007. We elected the fair value option for these liabilities to help reduce earnings volatility which otherwise would arise if the accounting method for this debt was not matched with the fair value accounting for the related mortgage securities - trading. Fair value is estimated using quoted market prices of the underlying assets.

The asset-backed bonds which are being carried at fair value are included in the "Asset-backed bonds secured by mortgage securities" line item on the Consolidated Balance Sheets. We recognize fair value adjustments for the change in fair value of the bonds which are included in the "Fair value adjustments" line item on the Consolidated Statements of Operations. We calculate interest expense for these asset-backed bonds based on the prevailing coupon rates of the specific classes of debt and record interest expense in the period incurred. Interest expense amounts are included in the "Interest expense" line item of the Consolidated Statements of Operations.

Deferred Tax Asset, net. We recorded deferred tax assets and liabilities for the future tax consequences attributable to differences between the GAAP carrying amounts and their respective income tax bases. A deferred tax liability was recognized for all future taxable temporary differences, while a deferred tax asset was recognized for all future deductible temporary differences, operating loss carryforwards and tax credit carryforwards. In accordance with Income Taxes guidance, we recorded deferred tax assets and liabilities using the enacted tax rate that is expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized.

In determining the amount of deferred tax assets to recognize in the financial statements, we evaluate the likelihood of realizing such benefits in future periods. Income Taxes guidance requires the recognition of a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Income Taxes guidance indicates the more likely than not threshold is a level of likelihood that is more than 50%.

Under Income Taxes guidance, companies are required to identify and consider all available evidence, both positive and negative, in determining whether it is more likely than not that all or some portion of its deferred tax assets will not be realized. Positive evidence includes, but is not limited to the following: cumulative earnings in recent years, earnings expected in future years, excess appreciated asset value over the tax basis, and positive industry trends. Negative evidence includes, but is not limited to the following: cumulative losses in recent years, losses expected in future years, a history of operating losses or tax credits carryforwards expiring, and adverse industry trends.

The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Accordingly, the more negative evidence that exists requires more positive evidence to counter, thus making it more difficult to support a conclusion that a valuation allowance is not needed for all or some of the deferred tax assets. A cumulative loss in recent years is significant negative evidence that is difficult to overcome when determining the need for a valuation allowance. Similarly, cumulative earnings in recent years represent significant positive objective evidence. If the weight of the positive evidence is sufficient to support a conclusion that it is more likely than not that a deferred tax asset will be realized, a valuation allowance should not be recorded.

We examine and weigh all available evidence (both positive and negative and both historical and forecasted) in the process of determining whether it is more likely than not that a deferred tax asset will be realized. We consider the relevancy of historical and forecasted evidence when there has been a significant change in circumstances. Additionally, we evaluate the realization of our recorded deferred tax assets on an interim and annual basis. We do not record a valuation allowance if the weight of the positive evidence exceeds the negative evidence and is sufficient to support a conclusion that it is more likely than not that our deferred tax asset will be realized.

If the weighted positive evidence is not sufficient to support a conclusion that it is more likely than not that all or some of our deferred tax assets will be realized, we consider all alternative sources of taxable income identified in determining the amount of valuation allowance to be recorded. Alternative sources of taxable income identified in Income Taxes guidance include the following: 1) taxable income in prior carryback year, 2) future reversals of existing taxable temporary differences, 3) future taxable income exclusive of reversing temporary differences and carryforwards, and 4) tax planning strategies.

Impact of Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 166, Accounting for the Transfers of Financial Assets, an Amendment of FASB Statement No. 140; this statement was codified in December, 2009 as Accounting Standards Codification ("ASC") 860. This guidance is effective for financial asset transfers beginning on January 1, 2010 and will be used to determine whether the transfer is accounted for as a sale under GAAP or as a secured borrowing. In addition, also in June, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46 (R); this statement was also codified in December 2009 as ASC 810 and governs the consolidation of variable interest entities. The consolidation guidance will become effective for all VIEs the Company held as of January 1, 2010. As part of the Company's adoption of the amended consolidation guidance, it was required to reconsider the Company's previous consolidation conclusions pertaining to the Company's variable interests in VIEs, including: (i) whether an entity is a VIE; and (ii) whether the Company is the primary beneficiary. Based on the Company's assessment of its involvement in VIEs at January 1, 2010, in accordance with the amended consolidation guidance, the Company determined that it is not the primary beneficiary of any mortgage loan securitization entities in which it held a variable interest, as the Company does not have the power to direct the activities that most significantly impact the economic performance of these entities. The adoption of the amended consolidation guidance will therefore not result in the Company consolidating or deconsolidating any VIEs for which it has involvement. It should be noted, however, that the new guidance also requires the Company to reassess these conclusions, based upon changes in the facts and circumstances pertaining to the Company's VIEs, on an ongoing basis; thus the Company's assessments may therefore change and could result in a material impact to the Company's financial statements during subsequent reporting periods. The Company will provide the presentation and disclosure requirements in the amended consolidation guidance in its financial statements for the three month period ending March 31, 2010.

Subsequent to December 31, 2009, there were certain events which the Company has determined should result in a reassessment of the consolidation of the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitizations. Based on the provisions of the amended guidance and the conclusion by Company management that a new transfer date has occurred for the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitizations, the Company anticipates that it will deconsolidate the assets and liabilities of the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitization trusts and will record a gain during the three month period ending March 31, 2010. See Note 20 to the consolidated financial statements for further details.

As a result of the analysis, the Company does not anticipate any impact to the Company's financial statements upon the Company's initial adoption of the amended Transfers and Servicing guidance and the amended Consolidation guidance on January 1, 2010. However, as discussed above, the Company re-evaluated the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitization transactions and determined that based on the occurrence of certain events during 2010, the application of the amended Transfers and Servicing guidance will result in the Company reflecting as sales of financial assets and extinguishment of liabilities the assets and liabilities of the securitization trusts during the three month period ending March 31, 2010. See Note 20 to the consolidated financial statements for further details.

Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued new fair value disclosure guidance. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Inflation

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors drive our performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP. As a result, financial activities and the Consolidated Balance Sheets are measured with reference to historical cost or fair market value without considering inflation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data

NOVASTAR FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share amounts)

	December 31,	
	2009	2008
Assets		
Unrestricted cash and cash equivalents	$ 7,104	$ 24,790
Restricted cash	5,342	6,046
Mortgage loans – held-in-portfolio, net of allowance of $712,614 and $776,001, respectively	1,289,474	1,772,838
Mortgage securities – trading	1,087	7,085
Mortgage securities – available-for-sale	6,903	12,788
Real estate owned	64,179	70,480
Accrued interest receivable	74,025	77,292
Other assets	11,377	5,704
Assets of discontinued operations	-	1,441
Total assets	$ 1,459,491	$ 1,978,464
Liabilities and Shareholders' Deficit		
Liabilities:		
Asset-backed bonds secured by mortgage loans	$ 2,270,602	$ 2,599,351
Asset-backed bonds secured by mortgage securities	968	5,376
Junior subordinated debentures	77,815	77,323
Due to servicer	136,855	117,635
Dividends payable	34,402	19,088
Accounts payable and other liabilities	15,401	33,928
Liabilities of discontinued operations	-	2,536
Total liabilities	2,536,043	2,855,237
Commitments and contingencies (Note 7)		
Shareholders' deficit:		
Capital stock, $0.01 par value, 50,000,000 shares authorized:		
Redeemable preferred stock, $25 liquidating preference per share; 2,990,000 shares, issued and outstanding	30	30
Convertible participating preferred stock, $25 liquidating preference per share; 2,100,000 shares, issued and outstanding	21	21
Common stock, 9,368,053 and 9,368,053 shares, issued and outstanding, respectively	94	94
Additional paid-in capital	786,989	786,279
Accumulated deficit	(1,868,398)	(1,671,984)
Accumulated other comprehensive income	5,111	8,926
Other	(70)	(139)
Total NovaStar shareholders' deficit	(1,076,223)	(876,773)
Noncontrolling interests	(329)	-
Total shareholders' deficit	(1,076,552)	(876,773)
Total liabilities and shareholders' deficit	$ 1,459,491	$ 1,978,464

See notes to consolidated financial statements.

NOVASTAR FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share amounts)

	For the Year Ended December 31, 2009	2008
Interest income	$ 153,844	$ 235,009
Interest expense	24,547	114,980
Net interest income before provision for credit losses	129,297	120,029
Provision for credit losses	(260,860)	(707,364)
Net interest expense after provision for credit losses	(131,563)	(587,335)
Other operating expense:		
Gains on debt extinguishment	-	6,418
Losses on derivative instruments	(4,665)	(18,094)
Fair value adjustments	(6,743)	(25,743)
Impairments on mortgage securities – available-for-sale	(1,198)	(23,100)
Servicing fee expense	(10,639)	(13,596)
Appraisal fee income	31,106	2,524
Appraisal fee expense	(21,467)	(1,693)
Premiums for mortgage loan insurance	(6,178)	(15,847)
Other (expense) income, net	876	(19)
Total other operating expense	(18,908)	(89,150)
General and administrative expenses:		
Office administration	4,774	9,407
Professional and outside services	7,081	7,019
Compensation and benefits	5,594	5,944
Other appraisal management expenses	12,633	1,170
Other	1,495	881
Total general and administrative expenses	31,577	24,421
Loss from continuing operations before income tax provision	(182,048)	(700,906)
Income tax provision expense (benefit)	1,108	(17,594)
Loss from continuing operations	(183,156)	(683,312)
Income from discontinued operations, net of income tax	-	22,830
Net loss	(183,156)	(660,482)
Less net loss attributable to noncontrolling interests	(2,054)	-
Net loss available to common shareholders	$ (181,102)	$ (660,482)
Basic earnings per share:		
Loss from continuing operations available to common shareholders	$ (20.97)	$ (74.81)
Income from discontinued operations, net of income tax	-	2.44
Net loss available to common shareholders	$ (20.97)	$ (72.37)
Diluted earnings per share:		
Loss from continuing operations available to common shareholders	$ (20.97)	$ (74.81)
Income from discontinued operations, net of income tax	-	2.44
Net loss available to common shareholders	$ (20.97)	$ (72.37)
Weighted average basic shares outstanding	9,368,053	9,338,131
Weighted average diluted shares outstanding	9,368,053	9,338,131

See notes to consolidated financial statements.

NOVASTAR FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(dollars in thousands, except share amounts)

	Redeemable Preferred Stock	Convertible Participating Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Other	Total Share-holders' Deficit
Balance, January 1, 2008	$ 30	$ 21	$ 94	$ 786,342	$ (996,649)	$ (1,117)	$ (209)	$ (211,488)
Forgiveness of founders' notes receivable	-	-	-	-	-	-	70	70
Compensation recognized under stock compensation plans	-	-	-	(63)	-	-	-	(63)
Accumulating dividends on preferred stock	-	-	-	-	(15,273)	-	-	(15,273)
Other	-	-	-	-	420	-	-	420
Comprehensive loss:								
Net loss	-	-	-	-	(660,482)	-	-	(660,482)
Other comprehensive income	-	-	-	-	-	10,043	-	10,043
Total comprehensive loss	-	-	-	-	-	-	-	(650,439)
Balance, December 31, 2008	$ 30	$ 21	$ 94	$ 786,279	$ (1,671,984)	$ 8,926	$ (139)	$ (876,773)

Continued

	Total NovaStar Financial, Inc. Shareholders' Deficit								
	Redeemable Preferred Stock	Convertible Participating Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Other	Noncontrolling Interest	Total Shareholders' Deficit
Balance, January 1, 2009	$ 30	$ 21	$ 94	$ 786,279	$ (1,671,984)	$ 8,926	$ (139)	$ -	$ (876,773)
Forgiveness of founder's notes receivable	-	-	-	-	-	-	69	-	69
Compensation recognized under stock compensation plans	-	-	-	710	-	-	-	-	710
Accumulating dividends on preferred stock	-	-	-	-	(15,312)	-	-	-	(15,312)
Contribution from noncontrolling interests	-	-	-	-	-	-	-	525	525
Acquisition of noncontrolling interests	-	-	-	-	-	-	-	1,200	1,200
Comprehensive loss:									
Net loss	-	-	-	-	(181,102)	-	-	(2,054)	(183,156)
Other comprehensive loss	-	-	-	-	-	(3,815)	-	-	(3,815)
Total comprehensive loss	-	-	-	-	-	-	-	-	(186,971)
Balance, December 31, 2009	$ 30	$ 21	$ 94	$ 786,989	$ (1,868,398)	$ 5,111	$ (70)	$ (329)	$ (1,076,552)

See notes to consolidated financial statements.

Concluded

NOVASTAR FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the Year Ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net loss	$ (183,156)	$ (660,482)
Income from discontinued operations	-	22,830
Loss from continuing operations	(183,156)	(683,312)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:		
Impairment on mortgage securities - available-for-sale	1,198	23,100
Losses on derivative instruments	4,665	18,094
Depreciation expense	869	1,124
Amortization of deferred debt issuance costs	2,239	3,081
Compensation recognized under stock compensation plans	710	(63)
Provision for credit losses	260,860	707,364
Amortization of premiums on mortgage loans	2,443	13,366
Interest capitalized on loans held-in-portfolio	(1,550)	(19,858)
Forgiveness of founders' promissory notes	69	70
Provision for deferred income taxes	-	(13,805)
Fair value adjustments	6,743	25,743
Accretion of available-for-sale and trading securities	(23,528)	(50,399)
Gains on debt extinguishment	-	(6,418)
Changes in:		
Accrued interest receivable	3,267	(15,588)
Other assets	(4,170)	6,327
Due to servicer	19,220	61,185
Accounts payable and other liabilities	(21,566)	(26,030)
Net cash provided by operating activities from continuing operations	68,313	43,981
Net cash used in operating activities from discontinued operations	(1,095)	(14,415)
Net cash provided by operating activities	67,218	29,566
Cash flows from investing activities:		
Proceeds from mortgage securities - available-for-sale	13,594	26,899
Proceeds from mortgage securities - trading	4,885	59,912
Proceeds from mortgage loans held-in-portfolio	98,933	288,243
Proceeds from sales of assets acquired through foreclosure	129,815	114,194
Restricted cash proceeds, net	705	2,952
Purchases of property and equipment	(1,324)	(25)
Proceeds from disposal of property and equipment	6	-
Acquisition of businesses, net of cash acquired	2	(710)
Net cash provided by investing activities	246,616	491,465
Net cash provided by investing activities from discontinued operations	-	2,114
Net cash provided by investing activities	246,616	493,579

Continued

	For the Year Ended December 31,	
	2009	2008
Cash flows from financing activities:		
Payments on asset-backed bonds	(331,670)	(477,662)
Contributions from noncontrolling interest	150	-
Net change in short-term borrowings	-	(45,488)
Repurchase of trust preferred debt	-	(550)
Net cash used in financing activities from continuing operations	(331,520)	(523,700)
Net cash used in financing activities from discontinued operations	-	(19)
Net cash used in financing activities	(331,520)	(523,719)
Net decrease in cash and cash equivalents	(17,686)	(574)
Cash and cash equivalents, beginning of year	24,790	25,364
Cash and cash equivalents, end of year	$ 7,104	$ 24,790

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
(dollars in thousands)

	For the Year Ended December 31,	
	2009	2008
Cash paid for interest	$ 33,726	$ 111,949
Cash (refunded) paid for income taxes	(38)	3,679
Cash received on mortgage securities – available-for-sale with no cost basis	1,872	3,401
Non-cash investing and financing activities:		
Assets acquired through foreclosure	123,190	108,172
Preferred stock dividends accrued, not yet paid	15,312	15,273

See notes to consolidated financial statements.

Concluded

Note 1. Basis of Presentation, Business Plan, Liquidity and Going Concern Considerations

Description of Operations - NovaStar Financial, Inc. and its subsidiaries ("NFI" or the "Company") hold certain non-conforming residential mortgage securities. StreetLinks National Appraisal Services LLC ("StreetLinks"), a majority-owned subsidiary of the Company, is a residential mortgage appraisal management company. Advent Financial Services LLC ("Advent"), a majority-owned subsidiary of the Company, provides access to tailored banking accounts, small dollar banking products and related services to meet the needs of low and moderate income level individuals.

Effective August 1, 2008, the Company acquired a 75% interest in StreetLinks for an initial cash purchase price of $750,000 plus future payments contingent upon StreetLinks reaching certain earnings targets. Results of operations from August 1, 2008 forward are included in the consolidated statement of operations. Simultaneously with the acquisition, the Company transferred ownership of 5% of StreetLinks to the Chief Executive Officer of StreetLinks. The Company has contributed additional capital to StreetLinks subsequent to our initial acquisition, bringing the Company's total ownership to 88%. If StreetLinks achieves certain performance targets by December 31, 2010, the Company will transfer 8% of its membership interest in StreetLinks to certain existing members and employees.

On April 26, 2009, the Company acquired a 70% interest in Advent for an initial cash contribution into Advent of $2 million plus future contributions contingent upon Advent reaching certain earnings and other performance targets. Results of operations from April 26, 2009 forward are included in the consolidated statement of operations.

Prior to changes in its business in 2007, the Company originated, purchased, securitized, sold, invested in and serviced residential nonconforming mortgage loans and mortgage backed securities. The Company retained, through its mortgage securities investment portfolio, significant interests in the nonconforming loans it originated and purchased, and through its servicing platform, serviced all of the loans in which it retained interests.

Financial Statement Presentation - The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and prevailing practices within the financial services industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. The Company uses estimates and employs the judgments of management in determining the amount of its allowance for credit losses, amortizing premiums or accreting discounts on its mortgage assets, establishing the fair value of its mortgage securities, reserve for losses on third party sales, derivative instruments, CDO debt and estimating appropriate accrual rates on mortgage securities – available-for-sale. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates. In accordance with Subsequent Event guidance, the Company evaluated all events or transactions that occurred after December 31, 2009 through the date of the issuance of these financial statements. Subsequent events are discussed in Note 20 to the financial statements.

The consolidated financial statements of the Company include the accounts of all wholly-owned and majority-owned subsidiaries, all other entities that would be consolidated under the Consolidation guidance have been considered. Investments in entities for which the Company has significant influence are accounted for under the equity method. Intercompany accounts and transactions have been eliminated in consolidation.

Business Plan - As discussed above, the Company acquired a majority interest in an appraisal management company, StreetLinks, during the third quarter of 2008 and increased its ownership percentage in the fourth quarter of 2009. In addition, the Company acquired a majority interest in Advent in April 2009. Management continues to grow and develop these operating entities. Additionally, the Company will continue to focus on minimizing expenses, preserving liquidity, and exploring additional investments in operating companies.

StreetLinks and the Company's residual mortgage securities are currently the significant source of cash flows. The Company expects the cash flows from the mortgage securities to decrease during 2010 as the underlying mortgage loans are repaid, and could be significantly less than recent experience if losses on the underlying mortgage loans exceed the current assumptions. The Company expects the cash flows from StreetLinks to continue to increase as partially attributable to new legislation which went into effect in the first quarter of 2010 that will positively impact StreetLinks business. The Company also expects cash flows to increase due to a larger customer base and operating efficiencies.

Liquidity - The Company had $7.1 million in unrestricted cash and cash equivalents at December 31, 2009, which was a decrease of $17.7 million from December 31, 2008. As of March 30, 2010, the Company had approximately $15.5 million in available cash on hand (including $1.8 million of restricted cash). In addition to the Company's operating expenses, the Company has quarterly interest payments due on its trust preferred securities. The Company's current projections indicate sufficient available cash and cash flows from StreetLinks and its mortgage securities to meet these payment needs.

During 2009, the Company continued its strategy of growing and developing StreetLinks and significantly increased its appraisal volume. For the year ended December 31, 2009, StreetLinks had revenues of $31.1 million, as compared to $2.5 million in 2008. StreetLinks incurred significant start-up expenses to develop its infrastructure in 2009, which are not expected to be recurring. As a result, management expects StreetLinks to produce positive net cash flows and earnings going forward.

Cash flows from mortgage loans – held-in-portfolio are used to repay the asset-backed bonds secured by mortgage loans and are not available to pay the Company's other debts, the asset-backed bonds are obligations of the securitization trusts and will be repaid using collections of the securitized assets. The trusts have no recourse to the Company's other unsecuritized assets.

During 2009, the Company used significant amounts of cash to pay for costs related to our legacy mortgage lending and servicing operations, pay for current administrative costs and invest in StreetLinks and Advent. The Company will continue to evaluate the Advent business model, however the Company does not believe that Advent will be a significant source or use of cash during 2010.

The Company's consolidated financial statements have been prepared on a going concern basis of accounting which contemplates continuity of operations, realization of assets, liabilities and commitments in the normal course of business. The Company has experienced significant losses over the past several years and has a significant deficit in stockholders' equity. Notwithstanding these negative factors, management believes that its current operations and its cash availability are sufficient for the Company to discharge its liabilities and meet its commitments in the normal course of business.

Note 2. Summary of Significant Accounting and Reporting Policies

Cash and Cash Equivalents The Company considers investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains cash balances at several major financial institutions in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $250,000, through December 31, 2013. At December 31, 2009 and 2008, 41% and 43% of the Company's cash and cash equivalents, including restricted cash, were with one institution. The uninsured balances of the Company's unrestricted cash and cash equivalents and restricted cash aggregated $11.3 million and $29.8 million as of December 31, 2009 and 2008, respectively.

Restricted Cash Restricted cash includes funds the Company is required to post as cash collateral or transfer to escrow accounts and its release is subject to contractual requirements and time restrictions. The cash may not be released to the Company without the consent of the counterparties, which is generally at their discretion. The cash could also be subject to the indemnification of losses incurred by the counterparties. The Company received approximately $2.9 million during February 2010.

Mortgage Loans Mortgage loans include loans originated by the Company and acquired from other originators. Mortgage loans are recorded net of deferred loan origination fees and associated direct costs and are stated at amortized cost. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held-in-portfolio are deferred and recognized over the estimated life of the loan as an adjustment to yield using the effective yield method. The Company uses actual and estimated cash flows, which consider the actual and future estimated prepayments of the loans, to derive an effective level yield.

Interest is recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. For all mortgage loans that do not carry mortgage insurance, the accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case beyond when a loan becomes 90 days delinquent. For mortgage loans that do carry mortgage insurance, the accrual of interest is only discontinued when in management's opinion, the interest is not collectible. Interest collected on non-accrual loans is recognized as income upon receipt.

The mortgage loan portfolio is collectively evaluated for impairment as the individual loans are smaller-balance and are homogeneous in nature. For mortgage loans held-in-portfolio, the Company maintains an allowance for credit losses inherent in the portfolio at the Consolidated Balance Sheet dates. The allowance is based upon the assessment by management of various factors affecting its mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value, delinquency status, historical credit losses, whether the Company purchased mortgage insurance and other factors deemed to warrant consideration. The allowance is maintained through ongoing adjustments to operating income. The assumptions used by management regarding key economic indicators are highly uncertain and involve a great deal of judgment.

An internally developed migration analysis is the primary tool used in analyzing the adequacy of the allowance for credit losses. This tool takes into consideration historical information regarding foreclosure and loss severity experience and applies that information to the portfolio at the reporting date. Management also takes into consideration the use of mortgage insurance as a method of managing credit risk. The Company pays mortgage insurance premiums on loans maintained on the Consolidated Balance Sheets and includes the cost of mortgage insurance in the consolidated statements of income.

Management's estimate of expected losses could increase if the actual loss experience is different than originally estimated. In addition, the estimate of expected losses could increase if economic factors change the value that can be reasonably expected to obtain from the sale of the property. If actual losses increase, or if amounts reasonably expected to be obtained from property sales decrease, the provision for losses would increase.

Mortgage Securities - Available-for-Sale Mortgage securities – available-for-sale represent beneficial interests the Company retains in securitization and resecuritization transactions which include residual interests (the "residual securities"). The residual securities include interest-only mortgage securities, prepayment penalty bonds and overcollateralization bonds. The subordinated securities represent investment-grade and non-investment grade rated bonds which are senior to the residual interests but subordinated to the bonds sold to third party investors. Mortgage securities classified as available-for-sale are reported at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income. To the extent that the cost basis of mortgage securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss. The specific identification method was used in computing realized gains or losses.

Interest-only mortgage securities represent the contractual right to receive excess interest cash flows from a pool of securitized mortgage loans. Interest payments received by the independent trust are first applied to the principal and interest bonds (held by outside investors), servicing fees and administrative fees. The excess, if any, is remitted to the Company related to its ownership of the interest-only mortgage security. Prepayment penalty bonds give the holder the contractual right to receive prepayment penalties collected by the independent trust on the underlying mortgage loans. Overcollateralization bonds represent the contractual right to excess principal payments resulting from over collateralization of the obligations of the trust.

As previously described, mortgage securities-available-for-sale represent retained beneficial interests in certain components of the cash flows of the underlying mortgage loans to securitization trusts. As payments are received on both the residual and subordinated securities, the payments are applied to the cost basis of the related mortgage securities. Each period, the accretable yield for each mortgage security is evaluated and, to the extent there has been a change in the estimated cash flows, it is adjusted and applied prospectively. The estimated cash flows change as management's assumptions for credit losses, borrower prepayments and interest rates are updated. The assumptions are established using proprietary models the Company has developed. The accretable yield is recorded as interest income with a corresponding increase to the cost basis of the mortgage security.

The Company estimates the fair value of its residual securities retained based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows.

Mortgage Securities - Trading Mortgage securities – trading consist of mortgage securities purchased by the Company as well as retained by the Company in its securitization transactions. Trading securities are recorded at fair value with gains and losses, realized and unrealized, included in earnings. The Company uses the specific identification method in computing realized gains or losses.

Mortgage Securities – Trading consisted of one residual security at December 31, 2009 and 2008 with the remaining balance comprised of subordinated securities. See *Mortgage Securities – Available-for-Sale* for further details of the Company's residual and subordinated securities.

The Company estimates fair value for the subordinated securities based on quoted market prices obtained from brokers which are compared to internal discounted cash flows.

Real Estate Owned Real estate owned, which consists of residential real estate acquired in satisfaction of loans, is carried at the lower of cost or estimated fair value less estimated selling costs. Adjustments to the loan carrying value required at time of foreclosure are charged against the allowance for credit losses. Costs related to the development of real estate are capitalized and those related to holding the property are expensed. Losses or gains from the ultimate disposition of real estate owned are charged or credited to earnings.

Property and Equipment, net Leasehold improvements, furniture and fixtures and office and computer equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of the assets are leasehold improvements, lesser of 5 years or remaining lease term, furniture and fixtures, 5 years, and office and computer equipment, 3 to 5 years.

Maintenance and repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred. Depreciation expense related to continuing operations for the years ended December 31, 2009 and 2008 was $0.8 million and $1.1 million, respectively. There was no depreciation expense related to discontinued operations for the years ended December 31, 2009 and 2008.

Premiums for Mortgage Loan Insurance The Company uses lender paid mortgage insurance to mitigate the risk of loss on loans that are originated. For those loans held-in-portfolio, the premiums for mortgage insurance are expensed by the Company as the costs of the premiums are incurred. For those loans sold in securitization transactions accounted for as a sale, the independent trust assumes the obligation to pay the premiums and obtains the right to receive insurance proceeds.

Due to Servicer Principal and interest payments (the "monthly repayment obligations") on asset-backed bonds secured by mortgage loans recorded on the Company's Consolidated Balance Sheets are remitted to bondholders on a monthly basis by the securitization trust (the "remittance period"). Funds used for the monthly repayment obligations are based on the monthly scheduled principal and interest payments of the underlying mortgage loan collateral, as well as actual principal and interest collections from borrower prepayments. When a borrower defaults on a scheduled principal and interest payment, the servicer must advance the scheduled principal and interest to the securitization trust to satisfy the monthly repayment obligations. The servicer must continue to advance all delinquent scheduled principal and interest payments each remittance period until the loan is liquidated. Upon liquidation, the servicer may recover their advance through the liquidation proceeds. During the period the servicer has advanced funds to a securitization trust which the Company accounts for as a financing, the Company records a liability representing the funds due back to the servicer.

Fee Income Appraisal fees are collected as part of the appraisal management process performed by StreetLinks based on negotiated rates with each appraiser. Revenue is recognized when the appraisal is completed and provided to the lender or borrower, depending on who placed the order.

Stock-Based Compensation At December 31, 2009, the Company had one stock-based employee compensation plan, which is described more fully in Note 18 and is accounted for using Share-Based Payment guidance.

Income Taxes In determining the amount of deferred tax assets to recognize in the financial statements, the Company evaluates the likelihood of realizing such benefits in future periods. The Income Taxes guidance requires the recognition of a valuation allowance if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Income Taxes guidance indicates the more likely than not threshold is a level of likelihood that is more than 50%.

Under the Income Taxes guidance, companies are required to identify and consider all available evidence, both positive and negative, in determining whether it is more likely than not that all or some portion of its deferred tax assets will not be realized. Positive evidence includes, but is not limited to the following: cumulative earnings in recent years, earnings expected in future years, excess appreciated asset value over the tax basis, and positive industry trends. Negative evidence includes, but is not limited to the following: cumulative losses in recent years, losses expected in future years, a history of operating losses or tax credits carryforwards expiring, and adverse industry trends.

The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Accordingly, the more negative evidence that exists requires more positive evidence to counter, thus making it more difficult to support a conclusion that a valuation allowance is not needed for all or some of the deferred tax assets. Cumulative losses in recent years are significant negative evidence that is difficult to overcome when determining the need for a valuation allowance. Similarly, cumulative earnings in recent years represent significant positive objective evidence. If the weight of the positive evidence is sufficient to support a conclusion that it is more likely than not that a deferred tax asset will be realized, a valuation allowance should not be recorded.

The Company examines and weighs all available evidence (both positive and negative and both historical and forecasted) in the process of determining whether it is more likely than not that a deferred tax asset will be realized. The Company considers the relevancy of historical and forecasted evidence when there has been a significant change in circumstances. Additionally, the Company evaluates the realization of its recorded deferred tax assets on an interim and annual basis. The Company does not record a valuation allowance if the weight of the positive evidence exceeds the negative evidence and is sufficient to support a conclusion that it is more likely than not that its deferred tax asset will be realized.

If the weighted positive evidence is not sufficient to support a conclusion that it is more likely than not that all or some of the Company's deferred tax assets will be realized, the Company considers all alternative sources of taxable income identified in determining the amount of valuation allowance to be recorded. Alternative sources of taxable income identified in the Income Taxes guidance include the following: 1) taxable income in prior carryback year, 2) future reversals of existing taxable temporary differences, 3) future taxable income exclusive of reversing temporary differences and carryforwards, and 4) tax planning strategies.

The Company evaluates whether a tax position taken by the company will "more likely than not" be sustained upon examination by the appropriate taxing authority. The company measures the amount of benefit to recognize in its financial statements as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense (benefit).

Earnings Per Share ("EPS") Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is calculated assuming all options, restricted stock, performance based awards and warrants on the Company's common stock have been exercised, unless the exercise would be antidilutive.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 166, Accounting for the Transfers of Financial Assets, an Amendment of FASB Statement No. 140; this statement was codified in December, 2009 as Accounting Standards Codification ("ASC") 860. This guidance is effective for financial asset transfers beginning on January 1, 2010 and will be used to determine whether the transfer is accounted for as a sale under GAAP or as a secured borrowing. In addition, also in June, 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46 (R); this statement was also codified in December 2009 as ASC 810 and governs the consolidation of variable interest entities. The consolidation guidance will become effective for all VIEs the Company held as of January 1, 2010. As part of the Company's adoption of the amended consolidation guidance, it was required to reconsider the Company's previous consolidation conclusions pertaining to the Company's variable interests in VIEs, including: (i) whether an entity is a VIE; and (ii) whether the Company is the primary beneficiary. Based on the Company's assessment of its involvement in VIEs at January 1, 2010, in accordance with the amended consolidation guidance, the Company determined that it is not the primary beneficiary of any mortgage loan securitization entities in which it held a variable interest, as the Company does not have the power to direct the activities that most significantly impact the economic performance of these entities. The adoption of the amended consolidation guidance will therefore not result in the Company consolidating or deconsolidating any VIEs for which it has involvement. It should be noted, however, that the new guidance also requires the Company to reassess these conclusions, based upon changes in the facts and circumstances pertaining to the Company's VIEs, on an ongoing basis; thus the Company's assessments may therefore change and could result in a material impact to the Company's financial statements during subsequent reporting periods.The Company will provide the presentation and disclosure requirements in the amended consolidation guidance in its financial statements for the three month period ending March 31, 2010.

Subsequent to December 31, 2009, there were certain events which the Company has determined should result in a reassessment of the consolidation of the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitizations. Based on the provisions of the amended guidance and the conclusion by Company management that a new transfer date has occurred for the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitizations, the Company believes that it will deconsolidate the assets and liabilities of the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitization trusts and will record a gain during the three month period ending March 31, 2010. See Note 20 to the consolidated financial statements for further details.

As a result of the analysis, the Company does not anticipate any impact to the Company's financial statements upon the Company's initial adoption of the amended Transfers and Servicing guidance and the amended Consolidation guidance on January 1, 2010. However, as discussed above, the Company re-evaluated the NHEL 2006-1, MTA 2006-1, and NHEL 2007-1 securitization transactions and determined that based on the occurrence of certain events during 2010, the application of the amended Transfers and Servicing guidance will result in the Company reflecting as sales of financial assets and extinguishment of liabilities the assets and liabilities of the securitization trusts during the three month period ending March 31, 2010. See Note 20 to the consolidated financial statements for further details.

Improving Disclosures about Fair Value Measurements. In January 2010, the Financial Accounting Standards Board ("FASB") issued new fair value disclosure guidance. The new guidance requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Note 3. Mortgage Loans – Held-in-Portfolio

Mortgage loans – held-in-portfolio, all of which are secured by residential properties, consisted of the following as of December 31, 2009 and 2008 (dollars in thousands):

	December 31, 2009	December 31, 2008
Mortgage loans – held-in-portfolio:		
Outstanding principal	$ 1,985,483	$ 2,529,791
Net unamortized deferred origination costs	16,605	19,048
Amortized cost	2,002,088	2,548,839
Allowance for credit losses	(712,614)	(776,001)
Mortgage loans – held-in-portfolio	$ 1,289,474	$ 1,772,838
Weighted average coupon	6.94%	8.00%

Mortgage loans held-in-portfolio consist of loans that the Company has securitized in structures that are accounted for as financings. These securitizations are structured legally as sales, but for accounting purposes are treated as financings under the "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" guidance. See below for details of the Company's securitization transactions structured as financings.

At inception the NHES 2006-1 and NHES 2006-MTA1 securitizations did not meet the qualifying special purpose entity criteria necessary for derecognition because after the loans were securitized the securitization trusts were able to acquire derivatives relating to beneficial interests retained by the Company; additionally, the Company had the unilateral ability to repurchase a limited number of loans back from these two trusts. The NHES 2007-1 securitization does not meet the qualifying special purpose entity criteria necessary for derecognition because of the excessive benefit the Company received at inception from the derivative instruments delivered into the trust to counteract interest rate risk.

Accordingly, the loans in these securitizations remain on the Consolidated Balance Sheets as "Mortgage loans – held-in-portfolio". Given this treatment, retained interests are not created, and securitization bond financing is reflected on the Consolidated Balance Sheets as a liability. The Company records interest income on loans held-in-portfolio and interest expense on the bonds issued in the securitizations over the life of the securitizations. Deferred debt issuance costs and discounts related to the bonds are amortized using an effective yield basis over the estimated life of the bonds.

Mortgage loans – held-in-portfolio are serviced by a third party entity. During the year ended December 31, 2009, the servicer modified loans totaling $230.0 million in principal with weighted-average interest rates of 8.59% and 4.87% before and after modification, respectively. The modifications are offered to borrowers experiencing financial difficulties and serve to reduce monthly payments and defer unpaid interest. The Company's estimates for the allowance for loan losses and related provision include the projected impact of the modified loans.

At December 31, 2009 all of the loans classified as held-in-portfolio were pledged as collateral for financing purposes.

The table below presents quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together with them (dollars in thousands):

	For the Year Ended December 31,					
	Total Principal Amount of Loans (A)		Principal Amount of Loans 60 Days or More Past Due		Net Credit Losses During the Year Ended December 31, (B)	
	2009	2008	2009	2008	2009	2008
Loans securitized	$ 6,570,308	$ 8,121,668	$ 3,296,863	$ 3,371,720	$ 735,892	$ 469,182
Loans held-in-portfolio	2,138,500	2,684,213	1,243,731	1,270,261	321,097	155,765
Total loans securitized or held-in-portfolio	$ 8,708,808	$ 10,805,881	$ 4,540,594	$ 4,641,981	$ 1,056,989	$ 624,947

(A) Includes assets acquired through foreclosure.
(B) Represents the realized losses as reported by the securitization trusts for each period presented.

Collateral for 25% and 23% of the mortgage loans held-in-portfolio outstanding as of December 31, 2009 was located in California and Florida, respectively. Collateral for 27% and 21% of the mortgage loans held-in-portfolio outstanding as of December 31, 2008 was located in California and Florida, respectively. Interest only loan products made up 10% and 22% of the loans classified as held-in-portfolio as of December 31, 2009 and 2008, respectively. In addition, as of December 31, 2009, moving treasury average ("MTA") loan products made up 26% of the loans classified as held-in-portfolio compared to 27% as of December 31, 2008. These MTA loans had $1.6 million and $19.9 million in negative amortization during 2009 and 2008, respectively. The Company has no other significant concentration of credit risk on mortgage loans.

Mortgage loans – held-in-portfolio that the Company has placed on non-accrual status totaled $712.6 million and $755.5 million at December 31, 2009 and 2008, respectively. At December 31, 2009 the Company had $433.4 million in mortgage loans – held-in-portfolio past due 90 days or more, which were still accruing interest as compared to $436.2 million at December 31, 2008. These loans carried mortgage insurance and the accrual will be discontinued when in management's opinion the interest is not collectible.

Activity in the allowance for credit losses on mortgage loans – held-in-portfolio is as follows for the two years ended December 31, 2009 (dollars in thousands):

	2009	2008
Balance, beginning of period	$ 776,001	$ 230,138
Provision for credit losses	260,860	707,364
Charge-offs, net of recoveries	(324,247)	(161,501)
Balance, end of period	$ 712,614	$ 776,001

The FASB Staff Position, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* ("VIE Guidance"), which was adopted by the Company on December 31, 2008, provides the disclosure requirements for transactions with VIEs or special purpose entities and transfers of financial assets in securitizations or asset-backed financing arrangements. Under the VIE Guidance, the Company is required to disclose information for consolidated VIEs, for VIEs in which the Company is the sponsor as defined below or is a significant variable interest holder ("Sponsor/Significant VIH") and for VIEs that are established for securitizations and asset-backed financing arrangements. The VIE Guidance has expanded the population of VIEs for which disclosure is required.

The Company has defined "sponsor" to include all transactions where the Company has transferred assets to a VIE and/or structured the VIE, regardless of whether or not the asset transfer has met the sale conditions in the previous guidance. The Company discloses all instances where continued involvement with the assets exposes it to potential economic gain/(loss), regardless of whether or not that continued involvement is considered to be a variable interest in the VIE.

The Company's only continued involvement, relating to these transactions, is retaining interests in the VIEs.

For the purposes of this disclosure, transactions with VIEs are categorized as follows:

Securitization transactions. For the purposes of this disclosure, securitization transactions include transactions where the Company transferred mortgage loans and accounted for the transfer as a sale. This category includes QSPEs and is reflected in the securitization section of this Note. QSPEs are commonly used by the Company in securitization transactions as described below. In accordance with VIE Guidance, the Company does not consolidate QSPEs.

Mortgage Loan VIEs. The Company consolidates securitization transactions that are structured legally as sales, but for accounting purposes are treated as financings as defined by the previous guidance. The NHES 2006-1 and NHES 2006-MTA1 securitizations at inception did not meet the criteria necessary for derecognition under the previous guidance and related interpretations because after the loans were securitized the securitization trusts was able to acquire derivatives relating to beneficial interests retained by the Company; additionally, the Company, had the unilateral ability to repurchase a limited number of loans back from the trust. These provisions were removed effective September 30, 2008. Since the removal of these provisions were not considered substantive, the original accounting conclusion remains the same. The NHES 2007-1 securitization does not meet the qualifying special purpose entity criteria necessary for derecognition under the previous guidance and related interpretations because of the excessive benefit the Company received at inception from the derivative instruments delivered into the trust to counteract interest rate risk. These transactions could continue to fail QSPE status and require consolidation and related disclosures. The Company has no control over the mortgage loans held by these VIEs due to their legal structure. Therefore, these mortgage loans have been pledged to the bondholders in the VIEs, and these assets are included in the assets pledged balance reported within this footnote. The beneficial interest holders in these VIEs have no recourse to the Company; rather their investments are paid exclusively from the assets in the VIE. Securitization VIEs that hold loan assets are typically financed through the issuance of several classes of debt (i.e., tranches).

Collateralized Debt Obligations ("CDO"). In the first quarter of 2007, the Company closed a CDO. The collateral for this securitization consisted of subordinated securities which the Company retained from its loan securitizations as well as subordinated securities purchased from other issuers. This securitization was structured legally as a sale, but for accounting purposes was accounted for as a financing under the accounting guidance. This securitization did not meet the qualifying special purpose entity criteria under the accounting guidance. Accordingly, the securities remain on the Company's Consolidated Balance Sheets, retained interests were not created, and securitization bond financing replaced the short-term debt used to finance the securities. The Company is not the primary beneficiary in this transaction.

Transactions with these VIEs are reflected in the Sponsor/Significant VIH table in instances where the Company has not transferred the assets to the VIE or in the tables where the Company has transferred assets and has accounted for the transfer as a sale.

Variable Interest Entities

The VIE Guidance requires an entity to consolidate a VIE if that entity holds a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The entity required to consolidate a VIE is known as the primary beneficiary. VIEs are reassessed for consolidation when reconsideration events occur. Reconsideration events include, changes to the VIEs' governing documents that reallocate the expected losses/returns of the VIE between the primary beneficiary and other variable interest holders or sales and purchases of variable interests in the VIE.

There were no material reconsideration events during the period.

The table below provides the disclosure information required by the VIE guidance for VIEs that are consolidated by the Company (dollars in thousands):

Consolidated VIEs	Total Assets	Assets After Intercompany Eliminations		Liabilities After Intercompany Eliminations	Recourse to the Company (B)
		Unrestricted	Restricted (A)		
December 31, 2009					
Mortgage Loan VIEs(C)	$ 1,435,671	$ -	$ 1,427,501	$ 2,453,181	$ -
CDO(D)	1,389	-	1,387	1,387	-
December 31, 2008					
Mortgage Loan VIEs(C)	$ 1,930,063	$ -	$ 1,920,610	$ 2,730,280	$ -
CDO(D)	7,435	-	7,035	8,557	-

(A) Assets are considered restricted when they cannot be freely pledged or sold by the Company.
(B) This column reflects the extent, if any, to which investors have recourse to the Company beyond the assets held by the VIE and assumes a total loss of the assets held by the VIE.
(C) For Mortgage Loan VIEs, assets are primarily recorded in Mortgage loans – held-in-portfolio. Liabilities are primarily recorded in Asset-backed bonds secured by mortgage loans.
(D) For the CDO, assets are primarily recorded in Mortgage securities – trading and liabilities are recorded in Asset-backed bonds secured by mortgage securities.

Securitizations

Prior to changes in its business in 2007, the Company securitized residential nonconforming mortgage loans. The Company's involvement with VIEs that are used to securitize financial assets consists of owning securities issued by VIEs.

The following table relates to securitizations where the Company is the retained interest holder of assets issued by the entity (dollars in thousands):

	Size/Principal Outstanding (A)	Assets on Balance Sheet	Liabilities on Balance Sheet	Maximum Exposure to Loss(B)	Year to Date Loss on Sale	Year to Date Cash Flows
December 31, 2009						
Residential mortgage loans(C)	$ 6,570,308	$ 7,031	$ -	$ 7,031	$ -	$ 15,867
December 31, 2008						
Residential mortgage loans(C)	$ 8,121,668	$ 15,919	$ -	$ 15,919	$ -	$ 58,891

(A) Size/Principal Outstanding reflects the estimated principal of the underlying assets held by the VIE/SPEs.
(B) The maximum exposure to loss includes the following: the assets held by the Company retained interests in the VIEs/SPEs. The maximum exposure to loss assumes a total loss on the referenced assets held by the VIE.
(C) For residential mortgage loans QSPEs, assets on balance sheet are primarily securities issued by the entity and are recorded in Mortgage securities-available-for-sale and Mortgage securities-trading.

In certain instances, the Company retains interests in the subordinated tranche and residual tranche of securities issued by VIEs that are created to securitize assets. The gain or loss on the sale of the assets is determined with reference to the previous carrying amount of the financial assets transferred, which is allocated between the assets sold and the retained interests, if any, based on their relative fair values at the date of transfer.

Retained interests are recorded in the Consolidated Balance Sheets at fair value. The Company estimates fair value for the retained residual securities based on the present value of expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. The fair value of retained subordinated securities is estimated using quoted market prices compared to internal discounted cash flows. Retained interests are either held as mortgage securities – trading, with changes in fair value recorded in the Consolidated Statements of Operations, or as mortgage securities – available-for-sale, with changes in fair value included in accumulated other comprehensive income.

Retained interests are reviewed periodically for impairment. The retained interests consisted of $6.9 million of residual interests as of December 31, 2009 and $13.5 million of residual interests and $2.4 million of retained subordinated interests as of December 31, 2008, respectively.

The following table presents information on retained interests excluding the offsetting benefit of financial instruments used to hedge risks, held by the Company as of December 31, 2009 arising from the Company's residential mortgage-related securitization transactions. The pre-tax sensitivities of the current fair value of the retained interests to immediate 10% and 25% adverse changes in assumptions and parameters are also shown (dollars in thousands):

Carrying amount/fair value of residual interests	$	7,031
Weighted average life (in years)		3.72
Weighted average prepayment speed assumption (CPR) (percent)		17.0
Fair value after a 10% increase in prepayment speed	$	6,816
Fair value after a 25% increase in prepayment speed	$	6,249
Weighted average expected annual credit losses (percent of current collateral balance)		25.7
Fair value after a 10% increase in annual credit losses	$	6,833
Fair value after a 25% increase in annual credit losses	$	6,572
Weighted average residual cash flows discount rate (percent)		25.0
Fair value after a 500 basis point increase in discount rate	$	6,811
Fair value after a 1000 basis point increase in discount rate	$	6,604
Market interest rates:		
Fair value after a 100 basis point increase in market rates	$	4,873
Fair value after a 200 basis point increase in market rates	$	2,910

The preceding sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 25% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not include the offsetting benefit of financial instruments that the Company utilizes to hedge risks, including credit, interest rate, and prepayment risk, that are inherent in the retained interests. These hedging strategies are structured to take into consideration the hypothetical stress scenarios above, such that they would be effective in principally offsetting the Company's exposure to loss in the event that these scenarios occur.

Note 4. Mortgage Securities – Available-for-Sale

As of December 31, 2009 and 2008, mortgage securities – available-for-sale consisted entirely of the Company's investment in the residual securities issued by securitization trusts sponsored by the Company, but did not include the NMFT Series 2007-2 residual security. Residual securities consist of interest-only, prepayment penalty and overcollateralization bonds. Management estimates the fair value of the residual securities by discounting the expected future cash flows of the collateral and bonds.

The following table presents certain information on the Company's portfolio of mortgage securities – available-for-sale as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	Cost Basis	Unrealized Gain	Unrealized Losses Less Than Twelve Months	Estimated Fair Value	Average Yield (A)
As of December 31, 2009	$ 1,792	$ 5,111	-	$ 6,903	132.90%
As of December 31, 2008	3,771	9,017	-	12,788	38.2

(A) The average yield is calculated from the cost basis of the mortgage securities and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

During the years ended December 31, 2009 and 2008 management concluded that the decline in value on certain securities in the Company's mortgage securities – available-for-sale portfolio were other-than-temporary. As a result, the Company recognized impairments on mortgage securities – available-for-sale of $1.2 million and $23.1 million during the years ended December 31, 2009 and 2008, respectively.

Maturities of mortgage securities owned by the Company depend on repayment characteristics and experience of the underlying financial instruments.

Note 5. Mortgage Securities – Trading

Mortgage securities – trading consist of the NMFT Series 2007-2 residual security, and subordinated securities retained by the Company from securitization transactions and subordinated securities purchased from other issuers in the open market. Management estimates the fair value of the residual securities by discounting the expected future cash flows of the collateral and bonds. The fair value of the subordinated securities is estimated based on quoted market prices and compared to estimates based on discounting the expected future cash flows of the collateral and bonds. Refer to Note 10 for a description of the valuation methods as of December 31, 2009 and December 31, 2008. The following table summarizes the Company's mortgage securities – trading as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	Original Face	Amortized Cost Basis	Fair Value	Average Yield (A)
As of December 31, 2009				
Subordinated securities pledged to CDO	$ 332,489	$ 103,638	$ 959	
Other subordinated securities	102,625	-	-	
Residual securities	-	374	128	
Total	$ 435,114	$ 104,012	$ 1,087	4.79%
As of December 31, 2008				
Subordinated securities pledged to CDO	$ 332,489	$ 321,293	$ 4,798	
Other subordinated securities	102,625	96,723	1,582	
Residual securities	-	15,952	705	
Total	$ 435,114	$ 433,968	$ 7,085	9.55%

(A) Calculated from the ending fair value of the securities.

The Company recognized net trading losses of $11.8 million and $88.7 million for the years ended December 31, 2009 and 2008, respectively, which are included in the fair value adjustments line of the Company's Consolidated Statements of Operations.

Note 6. Borrowings

Junior Subordinated Debentures

NFI's wholly owned subsidiary NovaStar Mortgage, Inc. ("NMI") has approximately $77.8 million in principal amount of unsecured notes (collectively, the "Notes") outstanding to NovaStar Capital Trust I and NovaStar Capital Trust II (collectively, the "Trusts") which secure trust preferred securities issued by the Trusts. NFI has guaranteed NMI's obligations under the Notes. NMI failed to make quarterly interest payments that were due on all payment dates in 2008 and through April 24, 2009 on these Notes.

On April 24, 2009 (the "Exchange Date"), the parties executed the necessary documents to complete an exchange of the Notes for new preferred obligations. On the Exchange Date, the Company paid interest due through December 31, 2008, in the aggregate amount of $5.3 million. In addition, the Company paid $0.3 million in legal and administrative costs on behalf of the Trusts which was recorded in the "Professional and outside services" line item on the Consolidated Statements of Operations.

The new preferred obligations require quarterly distributions of interest to the holders at a rate equal to 1.0% per annum beginning January 1, 2009 through December 31, 2009, subject to reset to a variable rate equal to the three-month LIBOR plus 3.5% upon the occurrence of an "Interest Coverage Trigger." For purposes of the new preferred obligations, an Interest Coverage Trigger occurs when the ratio of EBITDA for any quarter ending on or after December 31, 2008 and on or prior to December 31, 2009 to the product as of the last day of such quarter, of the stated liquidation value of all outstanding 2009 Preferred Securities (i) multiplied by 7.5%, (ii) multiplied by 1.5 and (iii) divided by 4, equals or exceeds 1.00 to 1.00. Beginning January 1, 2010 until the earlier of February 18, 2019 or the occurrence of an Interest Coverage Trigger, the unpaid principal amount of the new preferred obligations will bear interest at a rate of 1.0% per annum and, thereafter, at a variable rate, reset quarterly, equal to the three-month LIBOR plus 3.5% per annum.

Collateralized Debt Obligation Issuance ("CDO")

In the first quarter of 2007 the Company closed a CDO. The collateral for this securitization consisted of subordinated securities which the Company retained from its loan securitizations as well as subordinated securities purchased from other issuers. This securitization was structured legally as a sale, but for accounting purposes was accounted for as a financing. This securitization did not meet the qualifying special purpose entity criteria. Accordingly, the securities remain on the Company's Consolidated Balance Sheets, retained interests were not created, and securitization bond financing replaced the short-term debt used to finance the securities. The Company records interest income on the securities and interest expense on the bonds issued in the securitization over the life of the related securities and bonds.

The Company elected the fair value option for the asset-backed bonds issued from NovaStar ABS CDO I. The election was made for these liabilities to help reduce income statement volatility which otherwise would arise if the accounting method for this debt was not matched with the fair value accounting for the mortgage securities - trading. Fair value is estimated using quoted market prices. The Company recognized fair value adjustments of $5.1 and $63.0 million for the years ended December 31, 2009 and 2008, respectively, which is included in the "Fair value adjustments" line item on the Consolidated Statements of Operations.

On January 30, 2008, an event of default occurred under the CDO bond indenture agreement due to the noncompliance of certain overcollateralization tests. As a result, the trustee, upon notice and at the direction of a majority of the secured noteholders, may declare all of the secured notes to be immediately due and payable including accrued and unpaid interest. No such notice has been given as of March 30, 2010. As there is no recourse to the Company, it does not expect any significant impact to its financial condition, cash flows or results of operation as a result of the event of default.

Asset-backed Bonds ("ABB"). The Company issued ABB secured by its mortgage loans and ABB secured by its mortgage securities - trading in certain transactions treated as financings as a means for long-term non-recourse financing. For financial reporting purposes, the mortgage loans held-in-portfolio and mortgage securities - trading, as collateral, are recorded as assets of the Company and the ABB are recorded as debt. Interest and principal on each ABB is payable only from principal and interest on the underlying mortgage loans or mortgage securities collateralizing the ABB. Interest rates reset monthly and are indexed to one-month LIBOR. The estimated weighted-average months to maturity are based on estimates and assumptions made by management. The actual maturity may differ from expectations.

For ABB secured by mortgage loans, the Company retained a "clean up" call option to repay the ABB, and reacquire the mortgage loans, when the remaining unpaid principal balance of the underlying mortgage loans falls below 10% of their original amounts. The Company subsequently sold all of these clean up call rights, to the buyer of our mortgage servicing rights. The Company did retain separate independent rights to require the buyer of our mortgage servicing rights to repurchase loans from the trusts and subsequently sell them to us; the Company does not expect to exercise any of the call rights that it retained. The Company had no ABB transactions for the year ended December 31, 2009.

The following is a summary of outstanding ABB and related loans (dollars in thousands):

	Asset-backed Bonds			Mortgage Loans	
	Remaining Principal	Weighted Average Interest Rate	Estimated Weighted Average Months to Call or Maturity	Remaining Principal	Weighted Average Coupon
As of December 31, 2009:					
ABB Secured by Mortgage Loans:					
NHES Series 2006-1	$ 475,360	0.52%	72	$ 399,913	8.03%
NHES Series 2006-MTA1	602,068	0.48	51	532,696	3.84
NHES Series 2007-1	1,201,517	0.50	106	1,052,873	6.99
Unamortized debt issuance costs, net	(8,343)				
	$ 2,270,602				
ABB Secured by Mortgage Securities:					
NovaStar ABS CDO I	$ 323,999(A)	0.80%	16	(B)	(B)
As of December 31, 2008:					
ABB Secured by Mortgage Loans:					
NHES Series 2006-1	$ 553,669	0.33%	84	$ 528,766	8.95%
NHES Series 2006-MTA1	683,757	0.75	40	680,127	5.80
NHES Series 2007-1	1,372,015	0.78	116	1,320,898	8.76
Unamortized debt issuance costs, net	(10,090)				
	$ 2,599,351				
ABB Secured by Mortgage Securities:					
NovaStar ABS CDO I	$ 325,930(A)	3.08%	26	(B)	(B)

(A) The NovaStar ABS CDO I ABB are carried at a fair value of $1.0 million and $5.4 million on the Company's Consolidated Balance Sheets at December 31, 2009 and 2008, respectively.

(B) Collateral for the NovaStar ABS CDO I are subordinated mortgage securities.

The following table summarizes the expected repayment requirements relating to the securitization bond financing at December 31, 2009 (dollars in thousands). Amounts listed as bond payments are based on anticipated receipts of principal on underlying mortgage loan and security collateral using expected prepayment speeds. Principal repayments on these ABB are payable only from the mortgage loans and securities collateralizing the ABB. In the event that principal receipts from the underlying collateral are adversely impacted by credit losses, there could be insufficient principal receipts available to repay the ABB principal.

	Asset-backed Bonds
2010	$ 533,889
2011	351,622
2012	288,944
2013	207,891
2014	251,883
Thereafter	829,887
	$ 2,464,116

Short-term Borrowings

On May 9, 2008, the Company fully repaid all outstanding borrowings with Wachovia and all agreements were terminated effective the same day.

Note 7. Commitments and Contingencies

Commitments. The Company leases office space under various operating lease agreements. Rent expense for 2009 and 2008, under leases related to continuing operations, aggregated $1.9 million and $4.8 million, respectively. At December 31, 2009, future minimum lease commitments under those leases are as follows (dollars in thousands):

	Lease Obligations
2010	$ 1,711
2011	1,287
2012	873
2013	624
2014	73
	$ 4,568

The Company had entered into various lease agreements pursuant to which the lessor agreed to repay the Company for certain existing lease obligations. The Company has recorded deferred lease incentives related to these payments which will be amortized into rent expense over the life of the respective lease on a straight-line basis. There were no deferred lease incentives related to continuing operations as of December 31, 2009. The deferred lease incentives related to continuing operations as of December 31, 2008 was $0.9 million.

The Company has sublease agreements for office space formerly occupied by the Company and received approximately $0.7 million during 2009. There were no sublease agreements included in continuing operations during 2008.

Contingencies

At this time, the Company does not believe that an adverse ruling against the Company is probable for the following claims and as such no amounts have been accrued in the consolidated financial statements.

On January 10, 2008, the City of Cleveland, Ohio filed suit against the Company and approximately 20 other mortgage, commercial and investment bankers alleging a public nuisance had been created in the City of Cleveland by the operation of the subprime mortgage industry. The case was filed in state court and promptly removed to the United States District Court for the Northern District of Ohio. The plaintiff seeks damages for loss of property values in the City of Cleveland, and for increased costs of providing services and infrastructure, as a result of foreclosures of subprime mortgages. On October 8, 2008, the City of Cleveland filed an amended complaint in federal court which did not include claims against the Company but made similar claims against NMI, a wholly owned subsidiary of NFI. On November 24, 2008 the Company filed a motion to dismiss. On May 15, 2009 the Court granted Company's motion to dismiss. The City of Cleveland has filed an appeal. The Company believes that these claims are without merit and will vigorously defend against them.

On January 31, 2008, two purported shareholders filed separate derivative actions in the Circuit Court of Jackson County, Missouri against various former and current officers and directors and named the Company as a nominal defendant. The essentially identical petitions seek monetary damages alleging that the individual defendants breached fiduciary duties owed to the Company, alleging insider selling and misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment between May 2006 and December 2007. On June 24, 2008 a third, similar case was filed in United States District Court for the Western District of Missouri. On July 13, 2009 the Company filed a motion to dismiss the plaintiff's claims. On November 24, 2009 the Company reached a settlement with the plaintiffs which provided for certain corporate governance changes and a payment of $300,000 for attorney fees, the payment being covered by insurance. A hearing for Court approval of the settlement is set for April 5, 2010.

On May 21, 2008, a purported class action case was filed in the Supreme Court of the State of New York, New York County, by the New Jersey Carpenters' Health Fund, on behalf of itself and all others similarly situated. Defendants in the case include NovaStar Mortgage Funding Corporation and its individual directors, several securitization trusts sponsored by the Company, and several unaffiliated investment banks and credit rating agencies. The case was removed to the United States District Court for the Southern District of New York. On June 16, 2009, the plaintiff filed an amended complaint. Plaintiff seeks monetary damages, alleging that the defendants violated sections 11, 12 and 15 of the Securities Act of 1933 by making allegedly false statements regarding mortgage loans that served as collateral for securities purchased by plaintiff and the purported class members. On August 31, 2009 the Company filed a motion to dismiss the plaintiff's claims. The Company believes it has meritorious defenses to the case and expects to defend the case vigorously.

On July 7, 2008, plaintiff Jennifer Jones filed a purported class action case in the United States District Court for the Western District of Missouri against the Company, certain former and current officers of the Company, and unnamed members of the Company's "Retirement Committee". Plaintiff, a former employee of the Company, seeks class action certification on behalf of all persons who were participants in or beneficiaries of the Company's 401(k) plan from May 4, 2006 until November 15, 2007 and whose accounts included investments in the Company's common stock. Plaintiff seeks monetary damages alleging that the Company's common stock was an inappropriately risky investment option for retirement savings, and that defendants breached their fiduciary duties by allowing investment of some of the assets contained in the 401(k) plan to be made in the Company's common stock. On November 12, 2008, the Company filed a motion to dismiss which was denied by the Court on February 11, 2009. On April 6, 2009 the Court granted the plaintiff's motion for class certification. The Company sought permission from the 8th Circuit Court of Appeals to appeal the order granting class certification. On May 11, 2009 the Court of Appeals granted the Company permission to appeal the class certification order. On November 9, 2009 the Company reached a settlement with the plaintiffs. The settlement provides for payment by the Company's insurer of $925,000. A hearing for Court approval of the settlement is set for April 22, 2010.

On December 31, 2009, ITS Financial, LLC ("ITS") filed a complaint against Advent and the Company alleging breach of a contract with Advent for services related tax refund anticipation loans and early season loans. ITS does business as Instant Tax Service. The defendants removed the case to the United States District Court for the Southern District of Ohio. The complaint alleges that the Company worked in tandem and as one entity with Advent in all material respects. The complaint also alleges fraud in the inducement, tortious interference by the Company with the contract, breach of good faith and fair dealing, fraudulent and negligent misrepresentation, and liability of the Company by piercing the corporate veil and joint and several liability, The plaintiff references a $3 million loan made by the Company to plaintiff and seeks a judgment declaring that this loan be subject to an offset by the plaintiff's damages. The litigation is currently stayed pending resolution of the Company's motion to transfer the case to the United States District Court for the Western District of Missouri. The Company believes that the defendants have meritorious defenses to this case and expects to defend the case vigorously.

In addition to those matters listed above, the Company is currently a party to various other legal proceedings and claims, including, but not limited to, breach of contract claims, tort claims, and claims for violations of federal and state consumer protection laws. Furthermore, the Company has received indemnification and loan repurchase demands with respect to alleged violations of representations and warranties made in loan sale and securitization agreements. These indemnification and repurchase demands have been addressed without significant loss to the Company, but such claims can be significant when multiple loans are involved.

Note 8. Shareholders' Equity

To preserve liquidity, the Company's Board of Directors has suspended the payment of dividends on its 8.9% Series C Cumulative Redeemable Preferred Stock (the "Series C Preferred Stock") and its Series D1 Mandatory Convertible Preferred Stock (the "Series D1 Preferred Stock"). As a result, dividends continue to accrue on the Series C Preferred Stock and Series D1 Preferred Stock. The Company has total accrued dividends payable related to the Series C Preferred Stock and Series D1 Preferred Stock of $38.4 million as of March 30, 2010. All accrued and unpaid dividends on the Company's preferred stock must be paid prior to any payments of dividends or other distributions on the Company's common stock. In addition, since dividends on the Series C Preferred Stock were in arrears for six or more quarterly periods (whether or not consecutive), the holders of the Series C Preferred Stock, voting as a single class, elected two additional directors to the Company's Board of Directors, as described. The Company does not expect to pay any dividends for the foreseeable future.

On March 17, 2009, the Company notified the holders of the Series C Preferred Stock that the Company would not make the dividend payment on the Series C Preferred Stock due on March 31, 2009. Because dividends on the Series C Preferred Stock are presently in arrears for six quarters, under the terms of the Articles Supplementary to the Company's Charter that established the Series C Preferred Stock, the holders of the Series C Preferred Stock had the right, as of March 31, 2009, to elect two additional directors to the Company's board of directors. At the Company's Annual Meeting of Shareholders on June 25, 2009, the holders of the Series C Preferred Stock elected two additional directors of the Company to serve until such time that that all dividends accumulated and due on the Series C Preferred Stock have been paid fully paid.

Dividends on the Series C Preferred Stock are payable in cash and accrue at a rate of 8.90% annually. Accrued and unpaid dividends payable related to the Series C Preferred Stock were approximately $15.0 million and $8.3 million as of December 31, 2009 and 2008, respectively and $16.6 million as of March 30, 2010.

Dividends on the Series D1 Preferred Stock are payable in cash and accrue at a rate of 9.00% per annum, or 13.00% per annum if any such dividends are not declared and paid when due. In addition, holders of the Series D1 Preferred Stock are entitled to participate in any common stock dividends on an as converted basis. The Company's board of directors has suspended the payment of dividends on the Company's Series D1 Preferred Stock. As a result, dividends continue to accrue on the Series D1 Preferred Stock, and the dividend rate on the Series D1 Preferred Stock increased from 9.0% to 13.0%, compounded quarterly, effective October 16, 2007 with respect to all unpaid dividends and subsequently accruing dividends. Accrued and unpaid dividends payable related to the Series D1 Preferred Stock were approximately $19.4 million as of December 31, 2009 and $21.8 million as of March 30, 2010.

The Series D1 Preferred Stock is convertible into the Company's 9.00% Series D2 Mandatory Convertible Preferred Stock having a par value of $0.01 per share and an initial liquidation preference of $25.00 per share ("Series D2 Preferred Stock") upon the later of (a) July 16, 2009, or (b) the date on which the stockholders of the Company approve certain anti-dilution protection for the Series D1 Preferred Stock and Series D2 Preferred Stock that, upon such shareholder approval, would apply in the event the Company issues additional common stock for a price below the price at which the Series D1 Preferred Stock (or the Series D2 Preferred Stock into which the Series D1 Preferred Stock has been converted, if any) may be converted into common stock. The rights, powers and privileges of the Series D2 Preferred Stock are substantially similar to those of the Series D1 Preferred Stock, except that accrued and unpaid dividends on the Series D2 Preferred Stock can be added to the common stock conversion and liquidation value of the Series D2 Preferred Stock in lieu of cash payment, and the dividend rate on the Series D2 Preferred Stock is fixed in all circumstances at 9.00%.

The Series D1 Preferred Stock (or the Series D2 Preferred Stock into which the Series D1 Preferred stock has been converted, if any) is convertible into the Company's common stock at any time at the option of the holders. The Series D1 Preferred Stock (or the Series D2 Preferred Stock into which the Series D1 Preferred stock has been converted, if any) is currently convertible into 1,875,000 shares of common stock based upon an initial conversion price of $28.00 per share, subject to adjustment as provided above or certain other extraordinary events. On or prior to July 16, 2010, the Company may elect to convert all of the Series D1 Preferred Stock (or the Series D2 Preferred Stock into which the Series D1 Preferred stock has been converted, if any) into common stock, if at such time the Company's common stock is publicly traded and the common stock price is greater than 200% of the then existing conversion price for 40 of 50 consecutive trading days preceding delivery of the forced conversion notice. On July 16, 2016, the Series D1 Preferred Stock (or the Series D2 Preferred Stock into which the Series D1 Preferred stock has been converted, if any) will automatically convert into shares of common stock.

During the years ended December 31, 2009 and 2008 there were no shares of common stock issued under the Company's stock-based compensation plan.

The Company's Board of Directors has approved the purchase of up to $9 million of the Company's common stock. No shares were repurchased during 2009 and 2008. Under Maryland law, shares purchased under this plan are to be returned to the Company's authorized but unissued shares of common stock. Common stock purchased under this plan is charged against additional paid-in capital.

Note 9. Comprehensive Income

Comprehensive income includes revenues, expenses, gains and losses that are not included in net income. The following is a roll-forward of accumulated other comprehensive income for the years ended December 31, 2009 and 2008 (dollars in thousands):

	For the Year Ended December 31,	
	2009	2008
Net loss	$ (183,156)	$ (660,482)
Other comprehensive (loss) income:		
Change in unrealized loss on mortgage securities – available-for-sale	(5,106)	(14,152)
Change in unrealized gain (loss) on derivative instruments used in cash flow hedges	8	(1,364)
Impairment on mortgage securities - available-for-sale reclassified to earnings	1,198	23,100
Net settlements of derivative instruments used in cash flow hedges reclassified to earnings	85	2,459
Other comprehensive income (loss)	(3,815)	10,043
Total comprehensive loss	(186,971)	(650,439)
Comprehensive loss attributable to noncontrolling interests	2,054	-
Total comprehensive loss attributable to NovaStar Financial, Inc.	$ (184,917)	$ (650,439)

Note 10. Fair Value Accounting

For financial reporting purposes, the Company follows a fair value hierarchy that is used to measure the fair value of assets and liabilities. This hierarchy prioritizes relevant market inputs in order to determine an "exit price", or the price at which an asset could be sold or a liability could be transferred in an orderly process that is not a forced liquidation or distressed sale at the date of measurement.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3—Instruments whose significant value drivers are unobservable.

The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The methods the Company uses to determine fair value on an instrument specific basis are detailed in the section titled "Valuation Methods", below.

The following tables present for each of the fair value hierarchy levels, the Company's assets and liabilities related to continuing operations which are measured at fair value on a recurring basis as of December 31, 2009 and 2008 (dollars in thousands):

		Fair Value Measurements at Reporting Date Using		
Description	Fair Value at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Mortgage securities -trading	$ 1,087	$ -	$ -	$ 1,087
Mortgage securities – available-for-sale	6,903	-	-	6,903
Total Assets	$ 7,990	$ -	$ -	$ 7,990
Liabilities				
Asset-backed bonds secured by mortgage securities	$ 968	$ -	$ -	$ 968
Derivative instruments, net	157	-	157	-
Total Liabilities	$ 1,125	$ -	$ 157	$ 968

Description	Fair Value at December 31, 2008	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Mortgage securities -trading	$ 7,085	$ -	$ -	$ 7,085
Mortgage securities – available-for-sale	12,788	-	-	12,788
Total Assets	$ 19,873	$ -	$ -	$ 19,873
Liabilities				
Asset-backed bonds secured by mortgage securities	$ 5,376	$ -	$ -	$ 5,376
Derivative instruments, net	9,102	-	9,102	-
Total Liabilities	$ 14,478	$ -	$ 9,102	$ 5,376

The following tables provides a reconciliation of the beginning and ending balances for the Company's mortgage securities – trading which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) from December 31, 2007 to December 31, 2009 (dollars in thousands):

	Cost Basis	Unrealized Loss	Estimated Fair Value of Mortgage Securities
As of December 31, 2008	$ 433,968	$ (426,883)	$ 7,085
Increases (decreases) to mortgage securities-trading:			
Accretion of income	10,713	-	10,713
Proceeds from paydowns of securities	(4,885)	-	(4,885)
Other than temporary impairments	(335,783)	335,783	-
Mark-to-market value adjustment	-	(11,826)	(11,826)
Net increase (decrease) to mortgage securities	(329,955)	323,957	(5,998)
As of December 31, 2009	$ 104,013	$ (102,926)	$ 1,087

	Cost Basis	Unrealized Loss	Estimated Fair Value of Mortgage Securities
As of December 31, 2007	$ 41,275	$ (16,534)	$ 24,741
Increases (decreases) to mortgage securities-trading:			
Securities transferred from level 2 to level 3	414,080	(395,359)	18,721
Accretion of income	23,652	-	23,652
Proceeds from paydowns of securities	(45,039)	-	(45,039)
Mark-to-market value adjustment	-	(14,990)	(14,990)
Net increase (decrease) to mortgage securities	392,693	(410,349)	(17,656)
As of December 31, 2008	$ 433,968	$ (426,883)	$ 7,085

The following tables provide a reconciliation of the beginning and ending balances for the Company's mortgage securities – available-for-sale which are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) from December 31, 2008 to December 31, 2009 and December 31, 2007 to December 31, 2008 (dollars in thousands):

	Cost Basis	Unrealized Gain	Estimated Fair Value of Mortgage Securities
As of December 31, 2008	$ 3,771	$ 9,017	$ 12,788
Increases (decreases) to mortgage securities:			
Accretion of income (A)	12,815	-	12,815
Proceeds from paydowns of securities (A) (B)	(13,594)	-	(13,594)
Impairment on mortgage securities - available-for-sale	(1,198)	-	(1,198)
Mark-to-market value adjustment	-	(3,908)	(3,908)
Net decrease to mortgage securities	(1,977)	(3,908)	(5,885)
As of December 31, 2009	$ 1,794	$ 5,109	$ 6,903

(A) Cash received on mortgage securities with no cost basis was $1.9 million for the year ended December 31, 2009.
(B) For mortgage securities with a remaining cost basis, the Company reduces the cost basis by the amount of cash that is contractually due from the securitization trusts. In contrast, for mortgage securities in which the cost basis has previously reached zero, the Company records in interest income the amount of cash that is contractually due from the securitization trusts. In both cases, there are instances where the Company may not receive a portion of this cash until after the Consolidated Balance Sheets reporting date. Therefore, these amounts are recorded as receivables from the securitization trusts, which are included in the other assets line on the Company's Consolidated Balance Sheets. As of December 31, 2009 the Company had no receivables from securitization trusts related to mortgage securities available-for-sale with a remaining or zero cost basis.

	Cost Basis	Unrealized Gain	Estimated Fair Value of Mortgage Securities
As of December 31, 2007	$ 33,302	$ 69	$ 33,371
Increases (decreases) to mortgage securities:			
Accretion of income (A)	7,988	-	7,988
Proceeds from paydowns of securities (A) (B)	(14,419)	-	(14,419)
Impairment on mortgage securities - available-for-sale	(23,100)	-	(23,100)
Mark-to-market value adjustment	-	8,948	8,948
Net decrease to mortgage securities	(29,531)	8,948	(20,583)
As of December 31, 2008	$ 3,771	$ 9,017	$ 12,788

(A) Cash received on mortgage securities with no cost basis was $3.4 million for the year ended December 31, 2008.
(B) For mortgage securities with a remaining cost basis, the Company reduces the cost basis by the amount of cash that is contractually due from the securitization trusts. In contrast, for mortgage securities in which the cost basis has previously reached zero, the Company records in interest income the amount of cash that is contractually due from the securitization trusts. In both cases, there are instances where the Company may not receive a portion of this cash until after the Consolidated Balance Sheets reporting date. Therefore, these amounts are recorded as receivables from the securitization trusts, which are included in the other assets line on the Company's Consolidated Balance Sheets. As of December 31, 2008, the Company had receivables from securitization trusts of $12.5 million, related to mortgage securities available-for-sale with a remaining cost basis. At December 31, 2008 there were no receivables from securitization trusts related to mortgage securities with a zero cost basis.

The following tables provides quantitative disclosures about the fair value measurements for the Company's assets related to continuing operations which are measured at fair value on a nonrecurring basis as of December 31, 2009 and 2008 (dollars in thousands):

		Fair Value Measurements at Reporting Date Using		
Fair Value at	Real Estate Owned	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009	$ 64,179	$ -	$ -	$ 64,179
December 31, 2008	70,480	-	-	70,480

At the time a mortgage loan held-in-portfolio becomes real estate owned, the Company records the property at the lower of its carrying amount or fair value. Upon foreclosure and through liquidation, the Company evaluates the property's fair value as compared to its carrying amount and records a valuation adjustment when the carrying amount exceeds fair value. Any valuation adjustments at the time the loan becomes real estate owned is charged to the allowance for credit losses.

The following table provides a summary of the impact to earnings for the year ended December 31, 2009 from the Company's assets and liabilities which are measured at fair value on a recurring and nonrecurring basis as of December 31, 2009 (dollars in thousands):

Asset or Liability Measured at Fair Value	Fair Value Measurement Frequency	Fair Value Adjustments For the Year Ended December 31,		Statement of Operation Line Item Impacted
		2009	2008	
Mortgage securities - trading	Recurring	$ (11,826)	$ (88,715)	Fair value adjustments
Mortgage securities – available-for-sale	Recurring	(1,198)	(23,100)	Impairment on mortgage securities – available-for-sale
Real estate owned	Nonrecurring	(9,164)	(7,831)	Provision for credit losses
Derivative instruments, net	Recurring	(7,361)	(2,627)	Losses on derivative instruments
Asset-backed bonds secured by mortgage securities	Recurring	5,083	62,973	Fair value adjustments
Total fair value losses		$ (24,466)	$ (59,300)	

Valuation Methods

Mortgage securities – trading. Trading securities are recorded at fair value with gains and losses, realized and unrealized, included in earnings. The Company uses the specific identification method in computing realized gains or losses. Prior to September 30, 2008, the Company estimated fair value for its subordinated securities solely from quoted market prices. Commencing September 30, 2008, the Company estimated fair value for its subordinated securities based on quoted market prices compared to estimates based on discounting the expected future cash flows of the collateral and bonds. The Company determined this change in valuation method caused a change from Level 2 to Level 3 due to the unobservable inputs used by the Company in determining the expected future cash flows.

In addition, upon the closing of its NMFT Series 2007-2 securitization, the Company classified the residual security it retained as trading. Management estimates the fair value of its residual securities by discounting the expected future cash flows of the collateral and bonds. Due to the unobservable inputs used by the Company in determining the expected future cash flows, the Company determined its valuation methodology for residual securities qualify as Level 3.

Mortgage securities – available-for-sale. Mortgage securities – available-for-sale represent residual securities the Company retained in securitization and resecuritization transactions. Mortgage securities classified as available-for-sale are reported at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income. To the extent that the cost basis of mortgage securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss. The specific identification method is used in computing realized gains or losses. The Company uses the discount rate methodology for determining the fair value of its residual securities. The fair value of the residual securities is estimated based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, the market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows.

Derivative instruments. The fair value of derivative instruments is estimated by discounting the projected future cash flows using appropriate market rates.

Asset-backed bonds secured by mortgage securities. See discussion under Fair Value Option for Financial Assets and Financial Liabilities.

Real estate owned. Real estate owned is carried at the lower of cost or fair value less estimated selling costs. The Company estimates fair value at the asset's liquidation value less selling costs using management's assumptions which are based on historical loss severities for similar assets.

Fair Value Option for Financial Assets and Financial Liabilities

Under the fair value option guidance, the Company may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

The Company elected the fair value option for the asset-backed bonds issued from the CDO, which the Company closed in the first quarter of 2007. The Company elected the fair value option for these liabilities to help reduce earnings volatility which otherwise would arise if the accounting method for this debt was not matched with the fair value accounting for the related mortgage securities - trading. The asset-backed bonds which are being carried at fair value are included in the "Asset-backed bonds secured by mortgage securities" line item on the Consolidated Balance Sheets. The change in the asset-backed bonds balance is due to the fair value adjustments since adoption of the guidance. The Company has not elected fair value accounting for any other Consolidated Balance Sheets items as allowed by the guidance from Fair Value Option for Financial Assets and Financial Liabilities.

The following table shows the difference between the unpaid principal balance and the fair value of the asset-backed bonds secured by mortgage securities for which the Company has elected fair value accounting as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	Unpaid Principal Balance	Balance at Fair Value
As of December 31, 2009	$ 323,999	$ 968
As of December 31, 2008	324,243	5,376

Substantially all of the $5.1 million and $63.0 million change in fair value of the asset-backed bond for the years ended December 31, 2009 and 2008, respectively, are considered to be related to specific credit risk as all of the bonds are floating rate. The change in credit risk was caused by the severe decline in the value of the trust's assets during the years ended December 31, 2009 and 2008.

Note 11. Derivative Instruments and Hedging Activities

The following tables present derivative instruments as of December 31, 2009 and 2008 (dollars in thousands):

	Notional Amount	Fair Value	Maximum Days to Maturity
As of December 31, 2009:			
Non-hedge derivative instruments	$ 40,000	$ (157)	25
As of December 31, 2008:			
Non-hedge derivative instruments	$ 461,500	$ (9,034)	390
Cash flow hedge derivative instruments	40,000	(68)	25

The Company recognized net expense of $0.1 million and $2.5 million during the years ended December 31, 2009 and 2008, respectively, on derivative instruments qualifying as cash flow hedges, which is recorded as a component of interest expense.

During the two years ended December 31, 2009, hedge ineffectiveness was insignificant. There is no amount included in other comprehensive income expected to be reclassified into earnings within the next twelve months.

Note 12. Interest Income

The following table presents the components of interest income related to continuing operations for the years ended December 31, 2009 and 2008 (dollars in thousands):

	For the Year Ended December 31,	
	2009	2008
Interest income:		
Mortgage securities	$ 21,656	$ 46,997
Mortgage loans held-in-portfolio	131,301	186,601
Other interest income (A)	887	1,411
Total interest income	$ 153,844	$ 235,009

(A) Other interest income represents interest earned on corporate operating cash balances.

Note 13. Interest Expense

The following table presents the components of interest expense related to continuing operations for the years ended December 31, 2009 and 2008 (dollars in thousands):

	For the Year Ended December 31,	
	2009	2008
Interest expense:		
Asset-backed bonds secured by mortgage loans	$ 21,290	$ 95,012
Asset-backed bonds secured by mortgage securities	2,129	13,271
Junior subordinated debentures	1,128	6,261
Short-term borrowings secured by mortgage securities	-	436
Total interest expense	$ 24,547	$ 114,980

Note 14. Segment Reporting

The Company reviews, manages and operates its business in three segments: securitization trusts, corporate and appraisal management. Securitization trusts' operating results are driven from the income generated on the on-balance sheet securitizations less associated costs. Corporate operating results include income generated from mortgage securities retained from securitizations, corporate general and administrative expenses and Advent. Appraisal management operations include the appraisal fee income and related expenses from the Company's majority-owned subsidiary StreetLinks.

Following is a summary of the operating results of the Company's segments for the years ended December 31, 2009 and 2008 (dollars in thousands):

For the Year Ended December 31, 2009

	Securitization Trusts	Corporate	Appraisal Management	Eliminations	Total
Interest income	$ 139,462	$ 13,098	$ -	$ 1,284	$ 153,844
Interest expense	27,052	(1,344)	5	(1,166)	24,547
Net interest income (loss) before provision for credit losses	112,410	14,442	(5)	2,450	129,297
Provision for credit losses	260,860	-	-	-	260,860
Losses on derivative instruments	(4,665)	-	-	-	(4,665)
Fair value adjustments	(5,072)	(1,671)	-	-	(6,743)
Impairments on mortgage securities – available-for-sale	-	(1,198)	-	-	(1,198)
Servicing fee expense	(10,639)	-	-	-	(10,639)
Appraisal fee income	-	-	31,106	-	31,106
Appraisal fee expense	-	-	(21,467)	-	(21,467)
Premiums for mortgage loan insurance	(6,041)	(137)	-	-	(6,178)
Other income, net	-	2,893	-	(2,017)	876
General and administrative expenses	238	20,723	12,633	(2,017)	31,577
Loss from continuing operations before income tax expense	(175,105)	(6,394)	(2,999)	2,450	(182,048)
Income tax expense	64	1,044	-	-	1,108
Loss from continuing operations	(175,169)	(7,438)	(2,999)	2,450	(183,156)
Less loss available to noncontrolling interests	-	(1,225)	(829)	-	(2,054)
Net loss available to common shareholders	$ (175,169)	$ (6,213)	$ (2,170)	$ 2,450	$ (181,102)
December 31, 2009:					
Total assets	$ 1,437,059	$ 26,706	$ 4,164	$ (8,438)	$ 1,459,491

For the Year Ended December 31, 2008

	Securitization Trusts	Corporate	Appraisal Management	Eliminations	Total
Interest income	$ 203,724	$ 26,694	$ -	$ 4,591	$ 235,009
Interest expense	116,294	3,316	2	(4,632)	114,980
Net interest income (loss) before provision for credit losses	87,430	23,378	(2)	9,223	120,029
Provision for credit losses	707,364	-	-	-	707,364
Gains on debt extinguishment	-	6,418	-	-	6,418
Losses on derivative instruments	(18,094)	-	-	-	(18,094)
Fair value adjustments	(13,417)	(12,326)	-	-	(25,743)
Impairments on mortgage securities – available-for-sale	-	(23,100)	-	-	(23,100)
Servicing fee expense	(13,596)	-	-	-	(13,596)
Appraisal fee income	-	-	2,524	-	2,524
Appraisal fee expense	-	-	(1,693)	-	(1,693)
Premiums for mortgage loan insurance	(15,818)	(29)	-	-	(15,847)
Other income, net	-	(19)	-	-	(19)
General and administrative expenses	896	22,355	1,170	-	24,421
Loss from continuing operations before income tax benefit	(681,755)	(28,033)	(341)	9,223	(700,906)
Income tax benefit	-	(17,594)	-	-	(17,594)
Loss from continuing operations	(681,755)	(10,439)	(341)	9,223	(683,312)
Income from discontinued operations, net of income tax	-	22,830	-	-	22,830
Net (loss) income available to common shareholders	$ (681,755)	12,391	$ (341)	$ 9,223	$ (660,482)
December 31, 2008:					
Total assets	$ 1,937,306	$ 50,806	$ 515	$ (10,163)	$ 1,978,464

Note 15. Earnings Per Share

The computations of basic and diluted earnings per share for the years ended December 31, 2009 and 2008 are as follows (dollars in thousands, except per share amounts):

	For the Year Ended December 31,	
	2009	2008
Numerator:		
Loss from continuing operations	$ (183,156)	$ (683,312)
Dividends on preferred shares	(15,312)	(15,273)
Less loss attributable to noncontrolling interests	(2,054)	-
Loss from continuing operations available to common shareholders	(196,414)	(698,585)
Income from discontinued operations, net of income tax	-	22,830
Loss available to common shareholders	$ (196,414)	$ (675,755)
Denominator:		
Weighted average common shares outstanding – basic and diluted	9,368,053	9,338,131
Basic earnings per share:		
Loss from continuing operations	$ (19.55)	$ (73.17)
Less loss attributable to noncontrolling interests	(0.22)	-
Dividends on preferred shares	(1.64)	(1.64)
Loss from continuing operations available to common shareholders	(20.97)	(74.81)
Income from discontinued operations, net of income tax	-	2.44
Net loss available to common shareholders	$ (20.97)	$ (72.37)
Diluted earnings per share:		
Loss from continuing operations	$ (19.55)	$ (73.17)
Less loss attributable to noncontrolling interests	(0.22)	-
Dividends on preferred shares	(1.64)	(1.64)
Loss from continuing operations available to common shareholders	(20.97)	(74.81)
Income from discontinued operations, net of income tax	-	2.44
Net loss available to common shareholders	$ (20.97)	$ (72.37)

The following stock options to purchase shares of common stock were outstanding during each period presented, but were not included in the computation of diluted earnings per share because the effect would be antidilutive (in thousands, except exercise prices):

	For the Year Ended December 31,	
	2009	2008
Number of stock options (in thousands)	114	206
Weighted average exercise price of stock options	$ 52.98	$ 57.36

Note 16. Income Taxes

The components of income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2009 and 2008 were as follows (dollars in thousands):

	For the Year Ended December 31,	
	2009	2008
Current:		
Federal	$ 1,192	$ (2,804)
State and local	(84)	(985)
Total current	1,108	(3,789)
Deferred:		
Federal	-	(12,293)
State and local	-	(1,512)
Total deferred	-	(13,805)
Total income tax benefit	$ 1,108	$ (17,594)

A reconciliation of the expected federal income tax expense (benefit) using the federal statutory tax rate of 35% to the Company's actual income tax expense (benefit) and resulting effective tax rate from continuing operations for the years ended December 31, 2009 and 2008 were as follows (dollars in thousands):

	For the Year Ended December 31,	
	2009	2008
Income tax at statutory rate	$ (62,998)	$ (245,317)
State income taxes, net of federal tax benefit	(3,201)	(12,028)
Valuation allowance	72,119	250,161
Interest and penalties	(218)	1,581
Change in state tax rate	(7,768)	-
Adjustment to net operating loss	2,079	-
Tax benefit of gain recorded in discontinued operations	-	(13,804)
Other	1,095	1,813
Total income tax benefit	$ 1,108	$ (17,594)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008 were as follows (dollars in thousands):

	December 31, 2009	December 31, 2008
Deferred tax assets:		
Basis difference – investments	$ 389,027	$ 377,129
Federal net operating loss carryforwards	163,280	93,783
Allowance for loan losses	93,715	106,073
State net operating loss carryforwards	18,719	13,922
Excess inclusion income	2,291	3,918
Other	9,801	10,091
Gross deferred tax asset	676,833	604,916
Valuation allowance	(674,823)	(601,110)
Deferred tax asset	2,010	3,806
Deferred tax liabilities:		
Other	2,010	3,806
Deferred tax liability	2,010	3,806
Net deferred tax asset	$ -	$ -

Based on the evidence available as of December 31, 2009, including the significant pre-tax losses incurred by the Company in 2009 and 2008 overall cumulative losses, the liquidity issues facing the Company and the decision by the Company to close all of its mortgage lending and loan servicing operations, the Company believes that it is more likely than not that the Company will not realize its deferred tax assets. Based on this conclusion, the Company recorded a valuation allowance of $674.8 million for deferred tax assets as of December 31, 2009 compared to $601.1 million as of December 31, 2008.

As of December 31, 2009, the Company had a federal net operating loss of approximately $466.5 million. The federal net operating loss may be carried forward to offset future taxable income, subject to applicable provisions of the Code, including substantial limitations in the event of an "ownership change" as defined in Section 382 of the Code. If not used, this net operating loss will expire in years 2025 through 2029. The Company has state net operating loss carryovers arising from both combined and separate filings from as early as 2004. The loss carryovers may expire as early as 2010 and as late as 2029.

The guidance for uncertain tax positions requires a company to evaluate whether a tax position taken by the company will "more likely than not" be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. The activity in the accrued liability for unrecognized tax benefits for the years ended December 31, 2009 and 2008 was as follows (dollars in thousands):

	2009	2008
Beginning balance	$ 480	$ 6,329
Gross decreases – tax positions in prior period	-	(5,367)
Gross increases – tax positions in current period	674	-
Lapse of statute of limitations	(248)	(482)
Ending balance	$ 906	$ 480

As of December 31, 2009 and 2008, the total gross amount of unrecognized tax benefits was $0.9 million and $0.5 million, respectively, which also represents the total amount of unrecognized tax benefits that would impact the effective tax rate. The Company anticipates a reduction of unrecognized tax benefits in the amount of $0.2 million due the lapse of statute of limitations in the next twelve months. The Company does not expect any other significant change in the liability for unrecognized tax benefits in the next twelve months.

During 2008, the Company requested the Internal Revenue Service to issue a closing agreement or determination letter with respect to an uncertain tax position taken by the Company in 2007. The Company received a response from the Internal Revenue Service and adjusted the uncertain tax position accordingly. As of December 31, 2008 there was no unrecognized tax benefit related to this uncertain tax position.

It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. Interest and penalties recorded in income tax expense was ($0.2 million) and $1.6 million for the years ended December 31, 2009 and 2008, respectively. Accrued interest and penalties was $1.9 million and $2.0 million as of December 31, 2009 and 2008, respectively.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. Tax years 2006 to 2009 remain open to examination for U.S. federal income tax. Tax years 2005 – 2009 remain open for major state tax jurisdictions.

Management believes it has adequately provided for potential tax liabilities that may be assessed for years in which the statute of limitations remains open. However, if there were an assessment of any material liability it may adversely affect the Company's financial condition and liquidity.

Note 17. Employee Benefit Plans

Eligible employees may save for retirement through pretax contributions in defined contribution plans offered by the Company. Employees of the Company may contribute up to the statutory limit. The Company may elect to match a certain percentage of participants' contributions. $0.1 million in contributions were made to the plans for the year ended December 31, 2009. There were no contributions made to the plans for the year ended December 31, 2008. The Company may also elect to make a discretionary contribution, which is allocated to participants based on each participant's compensation. During the year ended December 31, 2009, $0.4 million was contributed to the plan's participants, all of which came from the plan's forfeitures account, there were no contributions made during 2008.

Note 18. Stock Compensation Plans

The 2004 Incentive Stock Plan (the "2004 Plan"). The 2004 Plan provides for the grant of qualified incentive stock options ("ISOs"), non-qualified stock options ("NQSOs"), deferred stock, restricted stock, restricted stock units, performance share awards, dividend equivalent rights ("DERs") and stock appreciation awards ("SARs"). The Company has granted ISOs, NQSOs, restricted stock, performance share awards and DERs. ISOs may be granted to employees of the Company. NQSOs, DERs, SARs and stock awards may be granted to the directors, officers, employees, agents and consultants of the Company or any subsidiaries. The Company registered 625,000 shares of common stock under the 2004 Plan, of which approximately 393,000 shares were available for future issuances as of December 31, 2009. The 2004 Plan will remain in effect unless terminated by the Board of Directors or no shares of stock remain available for awards to be granted. The Company's policy is to issue new shares upon option exercise.

The Company follows the provisions of the Share-Based Payment guidance using the modified prospective method of adoption. The Company recorded stock-based compensation expense of $0.7 million and $0.1 million for the years ended December 31, 2009 and 2008, respectively. There was no income tax benefit recognized in the income statement for stock-based compensation arrangements in 2009 and 2008. As of December 31, 2009, there was $0.5 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted. The cost is expected to be amortized over a weighted average period of 1.54 years.

The Company's Equity Award Policy governs the grant of equity awards. In general, equity awards may be granted only at a meeting of the Compensation Committee or the entire Board during the "Trading Window," as defined in the Company's Insider Trading and Disclosure Policy for Designated Insiders. The Trading Window for a particular quarter is open beginning on the second business day following an earnings release with respect to the prior quarter until the 15th day of the third month of the quarter. The exercise price (if applicable) of all equity awards will be equal to the price at which the Company's common stock was last sold on the date of grant.

On June 26, 2009, the Company granted 10,000 stock options to directors with an exercise price of $1.25, which was the closing market price of the Company's common stock on the date of grant. 5,000 of the options granted vested immediately and 5,000 of the options are subject to a four year vesting period.

During the fourth quarter of 2009 the Company granted 150,000 stock options to an employee with an exercise price of $0.97, which was the closing market price of the Company's common stock on November 10, 2009, the date of grant. The options granted are subject to a four year vesting period.

On May 23, 2008, the Company granted 5,000 stock options to directors with an exercise price of $1.65, which was the closing market price on the NYSE of the Company's common stock on the date of grant. The options granted vested immediately.

All options have been granted at exercise prices greater than or equal to the estimated fair value of the underlying stock at the date of grant. Outstanding options generally vest equally over four years and expire ten years after the date of grant.

The following table summarizes the weighted average fair value of options granted for the years ended December 31, 2009 and 2008, respectively, determined using the Black-Scholes option pricing model and the assumptions used in their determination. The expected life is a significant assumption as it determines the period for which the risk free interest rate, volatility and dividend yield must be applied. The expected life is the period over which employees and directors are expected to hold their options and is based on the Company's historical experience with similar grants. The annual risk-free rate of return is estimated using US treasury rates commensurate with the expected life. The volatility is calculated using the fluctuations of the historical stock prices of the Company. The Company's options have DERs and accordingly, the assumed dividend yield was zero for these options.

	2009	2008
Weighted average:		
Fair value, at date of grant	$ 0.89	$ 1.40
Expected life in years	5	10
Annual risk-free interest rate	2.39%	3.84%
Volatility	145.43%	84.3%
Dividend yield	0.0%	0.0%

The following table summarizes activity, pricing and other information for the Company's stock options activity for the year ended December 31, 2009:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at the beginning of the year	160,397	$ 55.63		
Granted	160,000	0.99		
Forfeited or expired	(42,910)	44.00		
Outstanding at the end of the year	277,487	$ 22.22	8.11	$ (5,915)
Exercisable at the end of the year	93,912	$ 56.58	5.55	$ (5,287)
Stock options expected to vest at the end of the year	183,575	$ 4.64	9.43	$ (686)

The following table summarizes activity, pricing and other information for the Company's stock options activity for the year ended December 31, 2008:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at the beginning of the year	267,342	$ 47.81		
Granted	5,000	1.65		
Forfeited or expired	(111,945)	34.62		
Outstanding at the end of the year	160,397	$ 55.63	5.01	$ (8,880)
Exercisable at the end of the year	114,612	$ 65.32	3.80	$ (7,456)
Stock options expected to vest at the end of the year	22,835	$ 38.29	8.05	$ (1,424)

There were no options exercised during the years ended December 31, 2009 or 2008. The total fair value of options vested during the years ended December 31, 2009 and 2008 was $0.3 million and $1.0 million, respectively.

For options that vested prior to January 1, 2005, a recipient is entitled to receive additional shares of stock upon the exercise of options as a result of DERs associated with the option. For employees, the DERs accrue at a rate equal to the number of options outstanding times 60% of the dividends per share amount at each dividend payment date. For directors, the DERs accrue at a rate equal to the number of options outstanding times the dividends per share amount at each dividend payment date. The accrued DERs convert to shares based on the stock's fair value on the dividend payment date. There were no options exercised during 2008 or 2009.

For options granted after January 1, 2005, a recipient is entitled to receive DERs paid in cash upon vesting of the options. The DERs accrue at a rate equal to the number of options outstanding times the dividends per share amount at each dividend payment date. The DERs begin accruing immediately upon grant, but are not paid until the options vest.

The Company did not grant and issue any shares of restricted stock during 2009 or 2008.

The following tables present information on restricted stock outstanding as of December 31, 2009 and 2008.

	December 31, 2009		December 31, 2008	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at the beginning of year	34,246	$ 38.38	107,211	$ 36.50
Vested	-	-	(1,745)	185.68
Forfeited	(2,775)	38.38	(71,220)	33.96
Outstanding at the end of period	31,471	$ 38.38	34,246	$ 38.38

Note 19. Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments presents amounts that have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies could have a material impact on the estimated fair value amounts.

The estimated fair values of the Company's financial instruments related to continuing operations are as follows as of December 31, 2009 and 2008 (dollars in thousands):

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,104	$ 7,104	$ 24,790	$ 24,790
Restricted cash	5,342	5,206	6,046	5,595
Mortgage loans - held-in-portfolio	1,289,474	1,160,527	1,772,838	1,772,838
Mortgage securities - trading	1,087	1,087	7,085	7,085
Mortgage securities - available-for-sale	6,903	6,903	12,788	12,788
Accrued interest receivable	74,025	74,025	77,292	77,292
Financial liabilities:				
Borrowings:				
Asset-backed bonds secured by mortgage loans	2,270,602	1,297,980	2,599,351	1,772,838
Asset-backed bonds secured by mortgage securities	968	968	5,376	5,376
Junior subordinated debentures	77,815	6,225	77,323	6,248
Accrued interest payable	751	751	10,242	10,242
Derivative instruments:	(157)	(157)	9,101	9,101

Cash and cash equivalents – The fair value of cash and cash equivalents approximates its carrying value.

Restricted Cash – The fair value of restricted cash was estimated by discounting estimated future release of the cash from restriction.

Mortgage loans – held-in-portfolio – The fair value of mortgage loans – held-in-portfolio was estimated using the carrying value less a market discount. The internal rate of return is less than what an outside investor would require due to the embedded credit risk, therefore a market discount is required to get to the fair value. The fair value of mortgage loans – held-in-portfolio approximated its carrying value at December 31, 2008.

Mortgage securities- trading – See Note 10 to the consolidated financial statements for fair value method utilized.

Mortgage securities – available-for-sale – See Note 10 to the consolidated financial statements for fair value method utilized.

Accrued interest receivable – The fair value of accrued interest receivable approximates its carrying value.

Asset-backed bonds secured by mortgage loans – The fair value of asset-backed bonds secured by mortgage loans and the related accrued interest payable was estimated using the fair value of mortgage loans – held-in-portfolio as the trusts have no recourse to the Company's other, unsecuritized assets.

Asset-backed bonds secured by mortgage securities –The fair value of asset-backed bonds secured by mortgage securities and the related accrued interest payable is approximated using quoted market prices.

Junior subordinated debentures – The fair value of junior subordinated debentures is estimated using the price from the repurchase transaction that the Company completed during 2008 as it is greater than an estimate of discounting future projected cash flows using a discount rate commensurate with the risks involved.

Accrued interest payable – The fair value of accrued interest payable approximates its carrying value.

Derivative instruments – The fair value of derivative instruments is estimated by discounting the projected future cash flows using appropriate rates.

Note 20. Subsequent Events

During January of 2010, the final derivative of the 2007-1 securitization trust expired. The expiration of this derivative is a reconsideration event. Accordingly, the Company will deconsolidate the assets and liabilities of the securitization trust and will record a gain during the three month period ending March 31, 2010.

Subsequent to December 31, 2009, certain events prevented the Company's attempt to sell certain mezzanine-level bonds from its 2006-1 and 2006-1 MTA securitization trusts, which prompted a reconsideration of the Company's conclusion with respect to the trusts' consolidation . Accordingly, the Company will deconsolidate the assets and liabilities of the trust and record a gain during the three month period ending March 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NovaStar Financial, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of NovaStar Financial, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures which are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the federal securities laws, including this report, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the federal securities laws is accumulated and communicated to the Company's management on a timely basis to allow decisions regarding required disclosure. The Company's principal executive officer and principal financial officer evaluated the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(d)) as of the end of the period covered by this report and concluded that the Company's controls and procedures were effective.

Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting

Management of NovaStar Financial, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. This internal control system has been designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of the Company's published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. To make this assessment, management used the criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2009 because of the existence of a material weakness in internal controls over accounting, financial reporting and disclosure. A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that it is reasonably possible that a material misstatement in the company's annual or interim financial statements and related disclosures will not be prevented or detected on a timely basis.

The Company's material weakness results from the significant reduction in our accounting staff beginning in 2008 and continuing through the end of 2009, which was necessary to reduce operating and overhead costs. This reduction in staff has led to inadequate segregation of duties, particularly as they relate to the preparation and review of financial statements and disclosures. The material weakness did not result in the restatement of prior period financial statements or disclosures. No errors or misstatements in the Company's financial statements or disclosures have been identified.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report, included herein, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the three months ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
NovaStar Financial, Inc.
Kansas City, Missouri

We have audited NovaStar Financial, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: internal control over financial reporting was not effective because there was a lack of segregation of duties within the Company's accounting department. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated March 31, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 31, 2010

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to Items 401,405 and 407(d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information included in our Proxy Statement, for the 2010 Annual Meeting of Shareholders.

Information with respect to our corporate governance guidelines, charters of audit, compensation, nominating and corporate governance committees, and code of conduct may be obtained from the corporate governance section of our website (www.novastarmortgage.com) or by contacting us directly. References to our website do not incorporate by reference the information on such website into this Annual Report on Form 10-K and we disclaim any such incorporation by reference.

The code of conduct applies to our principal executive officer, principal financial officer, principal accounting officer, directors and other employees performing similar functions. We intend to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of our code of conduct that applies our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions by disclosing such matters on our website.

Our investor relations contact information follows:

Investor Relations
2114 Central Street
Suite 600
Kansas City, MO 64108
816.237.7000
Email: ir@novastar1.com

NovaStar Financial, Inc. has filed, as exhibits to last year's Annual Report on Form 10-K and is filing as exhibits to this Annual Report, the certifications of its chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of NovaStar Financial, Inc. public disclosures.

Item 11. Executive Compensation

Information with respect to Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information included in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information with respect to Items 403 of Regulation S-K is incorporated by reference to the information included in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

The following table sets forth information as of December 31, 2009 with respect to compensation plans under which our common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	277,487 (A)	$ 22.22	392,595 (B)
Equity compensation plans not approved by stockholders	-	-	-
Total	277,487	$ 22.22	392,595

(A) Certain of the options have dividend equivalent rights (DERs) attached to them when issued. As of December 31, 2009, these options have 15,199 DERs attached.

(B) Represents shares that may be issued pursuant to the Company's 2004 Incentive Stock Plan, which provides for the grant of qualified incentive stock options, non-qualified stock options, deferred stock, restricted stock, restricted stock units, performance share awards, dividend equivalent rights and stock appreciation awards.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information with respect to Item 404 and 407(a) of Regulation S-K is incorporated by reference to the information included in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

Information with respect to Item 9(e) of Schedule 14A is incorporated by reference to the information included in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statements Schedules

Financial Statements and Schedules

(1) The financial statements as set forth under Item 8 of this report on Form 10-K are included herein.

(2) The required financial statement schedules are omitted because the information is disclosed elsewhere herein.

Exhibit Listing

Exhibit No.		Description of Document
3.1[1]		Articles of Amendment and Restatement of NovaStar Financial, Inc. (including all amendments and applicable Articles Supplementary)
3.1.1[2]		Certificate of Amendment of the Registrant
3.2[3]		Amended and Restated Bylaws of the Registrant, adopted July 27, 2005
3.2.1[4]		Amendment to the Amended and Restated Bylaws of the Registrant
4.1[5]		Specimen Common Stock Certificate
4.2[6]		Specimen Preferred Stock Certificate
10.1[7]		Employment Agreement, dated as of January 7, 2008, by and between NovaStar Financial, Inc. and Rodney E. Schwatken.
10.2[8]		Form of Indemnification Agreement for Officers and Directors of NovaStar Financial, Inc. and its Subsidiaries
10.4[9]		NovaStar Financial Inc. 2004 Incentive Stock Plan
10.5[10]		Amendment One to the NovaStar Financial, Inc. 2004 Incentive Stock Option Plan
10.6		Stock Option Agreement under NovaStar Financial, Inc. 2004 Incentive Stock Plan
10.7[11]		Restricted Stock Agreement under NovaStar Financial, Inc. 2004 Incentive Stock Plan
10.8[12]		Performance Contingent Deferred Stock Award Agreement under NovaStar Financial, Inc. 2004 Incentive Stock Plan
10.9[13]		NovaStar Financial, Inc. Executive Bonus Plan
10.10[14]		2005 Compensation Plan for Independent Directors
10.11[15]		NovaStar Financial, Inc. Long Term Incentive Plan
10.12[16]		Securities Purchase Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC

---

1 Incorporated by reference to Exhibit 3.1 to Form 10-Q filed by the Registrant on August 9, 2007.
2 Incorporated by reference to Exhibit 3.1 to Form 8-K filed by the Registrant with the SEC on May 26, 2005.
3 Incorporated by reference to Exhibit 3.3.1 to Form 10-Q filed by the Registrant with the SEC on August 5, 2005.
4 Incorporated by reference to Exhibit 3.2.1 to Form 8-K filed by the Registrant with the SEC on March 16, 2009.
5 Incorporated by reference to Exhibit 4.1 to Form 10-Q filed by the Registrant with the SEC on August 5, 2005.
6 Incorporated by reference to Exhibit 4.3 to Form 8-A/A filed by the Registrant with the SEC on January 20, 2004.
7 Incorporated by reference to Exhibit 10.1 to Form 8-K/A filed by the Registrant with the SEC on January 10, 2008.
8 Incorporated by reference to Exhibit 10.10 to Form 8-K filed by the Registrant with the SEC on November 16, 2005.
9 Incorporated by reference to Exhibit 10.15 to Form S-8 filed by the Registrant with the SEC on June 30, 2004.
10 Incorporated by reference to Exhibit 10.46 to Form 10-Q filed by the Registrant with the SEC on May 10, 2007.
11 Incorporated by reference to Exhibit 10.25.2 to Form 8-K filed by the Registrant with the SEC on February 4, 2005.
12 Incorporated by reference to Exhibit 10.25.3 to Form 8-K filed by the Registrant with the SEC on February 4, 2005.
13 Incorporated by reference to Exhibit 10.26 to Form 8-K filed by the Registrant with the SEC on March 15, 2007.
14 Incorporated by reference to Exhibit 10.30 to Form 8-K filed by the Registrant with the SEC on February 11, 2005.
15 Incorporated by reference to Exhibit 10.34 to Form 8-K filed by the Registrant with the SEC on February 14, 2006.
16 Incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

10.13[17]	Standby Purchase Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC
10.14[18]	Registration Rights and Shareholders Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC
10.15[19]	Letter Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC, and Scott Hartman
10.16[20]	Letter Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC, and Lance Anderson
10.17[21]	Letter Agreement, dated July 16, 2007, by and among NovaStar Financial, Inc., Massachusetts Mutual Life Insurance Company, Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP Partners IV LLC, and Mike Bamburg
10.19[22]	Confidential Settlement Term Sheet Agreement, dated March 17, 2008, between American Interbanc Mortgage LLC, NovaStar Financial, Inc., NovaStar Mortgage, Inc., NFI Holding Corp., and NovaStar Home Mortgage, Inc. (Complete Agreement Filed Due to Expiration of Confidential Treatment Request)
10.21[23]	Settlement Agreement, dated as of February 18, 2009, among NovaStar Mortgage, Inc., NovaStar Financial, Inc., Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd. and Kodiak CDI I, Ltd.
10.20[24]	Escrow Agreement, dated as of February 18, 2009, by an among NovaStar Mortgage, Inc., NovaStar Financial, Inc., Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd., Kodiak CDI I, Ltd. and WolfBlock LLP
10.22[25]	Exchange Agreement, dated as of February 18, 2009, by and among NovaStar Mortgage, Inc., NovaStar Financial, Inc., NovaStar Capital Trust I/B, NovaStar Capital Trust II/B, Taberna Preferred Funding I, Ltd., Taberna Preferred Funding II, Ltd. and Kodiak CDI I, Ltd.
10.23[26]	Amended and Restated Trust Agreement, dated as of February 18, 2009, by and among, NovaStar Mortgage, Inc., The Bank of New York Mellon Trust Company, National Association, BNY Mellon Trust of Delaware and certain administrative trustees (including the form of Preferred Securities Certificate) (I/B)
10.24[27]	Junior Subordinated Indenture, dated as of February 18, 2009, between NovaStar Mortgage, Inc. and The Bank of New York Mellon Trust Company, National Association (I/B)
10.25[28]	Parent Guarantee Agreement, dated as of February 18, 2009, between NovaStar Financial, Inc. and The Bank of New York Mellon Trust Company, National Association (I/B)
10.26[29]	Amended and Restated Trust Agreement, dated as of February 18, 2009, by and among, NovaStar Mortgage, Inc., The Bank of New York Mellon Trust Company, National Association, BNY Mellon Trust of Delaware and certain administrative trustees (including the form of Preferred Securities Certificate) (II/B)
10.27[30]	Junior Subordinated Indenture, dated as of February 18, 2009, between NovaStar Mortgage, Inc. and The Bank of New York Mellon Trust Company, National Association (II/B)
10.28[31]	Parent Guarantee Agreement, dated as of February 18, 2009, between NovaStar Financial, Inc. and The Bank of New York Mellon Trust Company, National Association (II/B)
10.29[32]	Securities Purchase Agreement, dated as of April 26, 2009, by and among NovaStar Financial, Inc., Advent Financial Services, LLC and Mark A. Ernst.

---

17 Incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

18 Incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

19 Incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

20 Incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

21 Incorporated by reference to Exhibit 10.6 to Form 8-K filed by the Registrant with the SEC on July 20, 2007.

22 Incorporated by reference to Exhibit 10.55 to Form 10-Q filed by the Registrant with the SEC on April 27, 2009.

23 Incorporated by reference to Exhibit 10.53 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

24 Incorporated by reference to Exhibit 10.54 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

25 Incorporated by reference to Exhibit 10.55 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

26 Incorporated by reference to Exhibit 10.56 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

27 Incorporated by reference to Exhibit 10.57 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

28 Incorporated by reference to Exhibit 10.58 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

29 Incorporated by reference to Exhibit 10.59 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

30 Incorporated by reference to Exhibit 10.60 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

31 Incorporated by reference to Exhibit 10.61 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

32 Incorporated by reference to Exhibit 10.62 to Form 8-K filed by the Registrant with the SEC on February 24, 2009.

10.30[33]		Release and Settlement Agreement dated as of June 30, 2009 by and between NovaStar Financial, Inc. and EHMD, LLC, EHD Holdings, LLC and EHD Properties, LLC.
11.1[34]		Statement Regarding Computation of Per Share Earnings
14.1[35]		NovaStar Financial, Inc. Code of Conduct
21.1		Subsidiaries of the Registrant
23.1		Consents of Deloitte & Touche LLP
31.1		Chief Executive Officer Certification - Section 302 of the Sarbanes-Oxley Act of 2002
31.2		Principal Financial Officer Certification - Section 302 of the Sarbanes-Oxley Act of 2002
32.1		Chief Executive Officer Certification - Section 906 of the Sarbanes-Oxley Act of 2002
32.2		Principal Financial Officer Certification - Section 906 of the Sarbanes-Oxley Act of 2002

---

33 Incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Registrant with the SEC on July 1, 2009.

34 See Note 16 to the consolidated financial statements.

35 Incorporated by reference to Exhibit 14.1 to Form 8-K filed by the Registrant with the SEC on February 14, 2006.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVASTAR FINANCIAL, INC
(Registrant)

DATE: March 31, 2010

/s/ W. LANCE ANDERSON
W. Lance Anderson, Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

DATE: March 31, 2010	/s/ W. LANCE ANDERSON W. Lance Anderson, Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
DATE: March 31, 2010	/s/ RODNEY E. SCHWATKEN Rodney E. Schwatken, Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)
DATE: March 31, 2010	/s/ EDWARD W. MEHRER Edward W. Mehrer, Director
DATE: March 31, 2010	/s/ GREGORY T. BARMORE Gregory T. Barmore, Director
DATE: March 31, 2010	/s/ ART N. BURTSCHER Art N. Burtscher, Director
DATE: March 31, 2010	/s/ DONALD M. BERMAN Donald M. Berman, Director
DATE: March 31, 2010	/s/ HOWARD M. AMSTER Howard Amster, Director
DATE: March 31, 2010	/s/ BARRY A. IGDALOFF Barry Igdaloff, Director

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NovaStar
Financial, Inc.

NOVASTAR FINANCIAL, INC.
2114 Central Street, Suite 600
Kansas City, MO 64108
(816) 237-7000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

You are cordially invited to attend the annual meeting of stockholders of NovaStar Financial, Inc., a Maryland corporation (the "Company"), to be held on Thursday, June 17, 2010 at 10:00 a.m., Central Time, at the Hyatt Regency Crown Center Hotel, 2345 McGee Street, Kansas City, MO 64108, for the following purposes:

1. To elect two Class II directors to serve until the annual meeting of stockholders to be held in 2013 and until their successors are elected and qualify;

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly come before the annual meeting and any postponement or adjournment thereof.

A proxy statement describing the matters to be considered at the annual meeting is attached to this notice. The Board of Directors has fixed the close of business on April 23, 2010 as the record date for determination of stockholders entitled to notice of, and to vote at, the annual meeting and any postponement or adjournment thereof.

By Order of the Board of Directors

/s/ W. Lance Anderson

W. Lance Anderson
Chairman of the Board and
Chief Executive Officer

Kansas City, Missouri
April 30, 2010

YOUR VOTE IS IMPORTANT

PLEASE PROMPTLY MARK, DATE, SIGN AND RETURN YOUR PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR AUTHORIZE A PROXY TO VOTE YOUR SHARES BY TELEPHONE OR VIA THE INTERNET AS INSTRUCTED ON THE PROXY CARD. YOUR VOTE IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.

TABLE OF CONTENTS

NOVASTAR FINANCIAL, INC.

2114 Central Street, Suite 600
Kansas City, MO 64108
(816) 237-7000

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 17, 2010

To Our Stockholders:

The Board of Directors of NovaStar Financial, Inc., a Maryland corporation ("NovaStar Financial" or the "Company"), is furnishing this proxy statement in connection with its solicitation of proxies for use at the annual meeting of stockholders to be held on Thursday, June 17, 2010 at 10:00 a.m., Central Time, at the Hyatt Regency Crown Center Hotel, 2345 McGee Street, Kansas City, MO 64108. This proxy statement, the accompanying proxy card and the notice of annual meeting are being provided to stockholders beginning on or about April 30, 2010.

GENERAL INFORMATION

Record Date and Voting Rights

Holders of shares of NovaStar Financial's common stock, par value $0.01 per share (the "Common Stock"), and holders of NovaStar Financial's 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share (the "Series D1 Preferred Stock"), in each case at the close of business on April 23, 2010, the record date, are entitled to notice of, and to vote at the annual meeting. On that date, 9,368,053 shares of Common Stock and 2,100,000 shares of Series D1 Preferred Stock were outstanding.

Each holder of Common Stock is entitled to one vote for each share of Common Stock held as of the record date. Each holder of Series D1 Preferred Stock is entitled to one vote for each share of Common Stock into which the Series D1 Preferred Stock held as of the record date is convertible, in the aggregate. The outstanding Series D1 Preferred Stock is convertible into 1,875,000 shares of Common Stock, in the aggregate. Consequently, the aggregate number of votes entitled to be cast at the annual meeting is 11,243,053.

Voting of Proxies

If you are not planning on attending the annual meeting to vote your shares in person, your shares of Common Stock or Series D1 Preferred Stock cannot be voted until either a signed proxy card is returned to the Company or voting instructions are submitted by using the Internet or by calling a specifically designated telephone number. Specific instructions for stockholders of record who wish to use the Internet or telephone voting procedures are set forth on the enclosed proxy card.

Shares of stock represented by properly executed proxies received in time for the annual meeting will be voted in accordance with the choices specified in the proxies. Unless contrary instructions are indicated on the proxy:

- shares will be voted **FOR** the election of the nominees named in this proxy statement as Class II directors;
- shares will be voted **FOR** the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2010.

The management and the Board of Directors know of no matters to be brought before the annual meeting other than as set forth herein. To date, NovaStar Financial has not received any stockholder proposals. If any other matter of which the management and Board of Directors are not now aware is properly presented to the stockholders for action, it is the intention of the proxy holders to vote in their discretion on all matters on which the shares represented by such proxy are entitled to vote.

Revocability of Proxy

The giving of the enclosed proxy does not preclude the right to vote in person should the stockholder giving the proxy so desire. A proxy may be revoked at any time prior to its exercise by delivering a written statement to the Corporate Secretary that the proxy is revoked, by presenting a later-dated proxy, or by attending the annual meeting and voting in person.

Solicitation of Proxies

The costs of this solicitation by the Board of Directors will be borne by the Company. Proxy solicitations will be made by mail and also may be made by personal interview, telephone, facsimile transmission and telegram. Banks, brokerage house nominees and other fiduciaries are requested to forward the proxy soliciting material to the beneficial owners and to obtain authorization for the execution of proxies. NovaStar Financial will, upon request, reimburse those parties for their reasonable expenses in forwarding proxy materials to the beneficial owners. NovaStar Financial may engage an outside firm to solicit votes. If such a firm is engaged subsequent to the date of this proxy statement, the cost is estimated to be less than $10,000, plus reasonable out-of-pocket expenses.

Broker Non-Votes

If the shares you own are held in "street name" by a bank, brokerage firm or other nominee, your nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your nominee provides to you. If you do not give instructions to your nominee, your nominee will determine whether it has discretionary authority to vote your shares. Recent changes in regulations now prohibit nominees from voting shares in elections of directors unless the beneficial owners indicate how the shares are to be voted. Therefore, unlike in prior years, unless you instruct your nominee on how to vote your shares with respect to the election of directors, your nominee will be prohibited from voting on your behalf. As such, it is critical that you cast your vote if you want it to count in the election of directors at the annual meeting. Your nominee will, however, continue to have discretionary authority to vote uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm.

Votes Required for Approval of Proposals

The presence, in person or by proxy, of stockholders entitled to cast a majority of all of the votes entitled to be cast (including the Series D1 Preferred Stock on an as-converted into Common Stock basis) constitutes a quorum for the transaction of business at the annual meeting. Both abstentions and broker non-votes will be considered present for the purpose of determining the presence of a quorum.

Proposal 1: The vote of a plurality of all of the votes cast at the annual meeting (at which a quorum is present) is required for the election of Class II directors. For purposes of the election of Class II directors, broker non-votes and abstentions will be excluded entirely and will have no effect on the result of the vote.

Proposal 2: The affirmative vote of a majority of the votes cast at the annual meeting (at which a quorum is present) is required for ratification of the independent registered public accounting firm. For purposes of the vote on the ratification of the independent registered public accounting firm, abstentions will have the same effect as a vote against the proposal.

Voting by Shares Held in the 401(k) Plan

If you participate in the NovaStar Financial, Inc. 401(k) plan and your account has investments in shares of the Company's Common Stock, you must provide voting instructions to the plan trustee (either via the proxy card or by Internet or telephone) no later than 11:59 P.M. Eastern Time on June 16, 2010 in order for your shares to be voted as you instruct. If no voting instructions are received by the plan trustee, your 401(k) shares will be voted by the plan administrator. Your voting instructions will be held in strict confidence.

"Householding" of Proxy Materials

In December of 2000, the Securities and Exchange Commission adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single proxy statement addressed to those security holders. This process is commonly referred to as "householding."

A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you or another stockholder of record with whom you share an address wish to receive a separate Annual Report or Proxy Statement, we will promptly deliver it to you if you request it by writing to: NovaStar Financial, Inc., Investor Relations, 2114 Central Street, Suite 600, Kansas City, MO 64108. If you or another stockholder of record with whom you share an address wish to receive a separate Annual Report or Proxy Statement in the future, you may telephone toll-free 1-800-542-1061 or write to Broadridge, Attention Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

PROPOSAL 1 – ELECTION OF CLASS II DIRECTORS

The Board of Directors is divided into three classes, designated Class I, Class II and Class III, with one class standing for election at the annual meeting of stockholders each year. A director elected by stockholders shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor is elected and qualifies, subject however, to prior death, resignation, retirement, disqualification or removal from office. Two Class II directors will be elected at this year's annual meeting. Their terms will expire upon the 2013 annual meeting. The nominees for Class II directors are set forth below. The proxy holders intend to vote all proxies received by them in the accompanying form for the nominees for Class II directors listed below unless otherwise specified by the stockholder. In the event that the nominee is unable or declines to serve as a Class II director at the time of the annual meeting, the proxies will be voted for the nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them for the nominee listed below and against any other nominee. Each nominee has agreed to serve as a director if elected, and as of the date of this proxy statement the Board of Directors is not aware that the either nominee is unable to serve as director. The nominees listed below currently serve as directors of NovaStar Financial. The election to the Board of Directors of the nominees identified in the proxy statement will require a plurality of all votes cast at the annual meeting.

The Board of Directors unanimously recommends that stockholders vote "FOR" the nominees identified below:

Name	Position with NovaStar Financial, Inc.
W. Lance Anderson	Class II Director
Gregory T. Barmore	Class II Director

Nominees and Directors

Set forth below is certain information regarding each nominee for director and continuing director of the Company. The information presented includes information provided to the Company by each nominee and director including such person's name, age, principal occupation and business experience for the past five years, the names of other publicly-held companies of which such person currently serves as a director or has served as a director during the past five years and the year in which the nominee first became a director of the Company.

In addition to the information presented below regarding the specific experience, qualifications, attributes and skills of each nominee and director that led the Board of Directors to the conclusion that such person should serve as a director, the Board also believes that all of the nominees and directors have a reputation for high personal and professional ethics, integrity, values and character. Each nominee and director brings a strong and unique background and set of skills to the Board of Directors giving the Board as a whole competence and experience in a wide variety of areas, including corporate governance and board service, executive management, law and regulation, accounting and finance, and risk assessment. They have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and the Board. Each nominee and director is committed to achieving, monitoring and improving on the Company's business strategy.

Class II Nominees – Terms Expiring 2013

W. Lance Anderson, age 50, is a co-founder, Chairman of the Board and Chief Executive Officer ("CEO") of NovaStar Financial, and has been a member of the Board of Directors since 1996. Prior to Mr. Anderson's appointment as CEO, he served as President and Chief Operating Officer. Prior to joining NovaStar Financial, Mr. Anderson served as Executive Vice President of Dynex Capital, Inc., formerly Resource Mortgage Capital, Inc., a New York Stock Exchange listed real estate investment trust ("Dynex"). In addition, Mr. Anderson was President and Chief Executive Officer of Dynex's single-family mortgage operation, Saxon Mortgage.

The Board believes Mr. Anderson qualifications to sit on the Board and serve as its Chairman include his extensive executive and operational experience and his detailed knowledge, as co-founder and an executive officer, of the Company and its development.

Gregory T. Barmore, age 67, has served on the Board of Directors since 1996. Mr. Barmore is Chairman of the Board of Directors of ICO, Inc., a Houston, Texas based plastics products company and is a member of its audit committee and governance and nominating committee. In 1997, Mr. Barmore retired as Chairman of the Board of GE Capital Mortgage Corporation ("GECMC"), a subsidiary of General Electric Capital Corporation headquartered in Raleigh, North Carolina. In that capacity, he was responsible for overseeing the strategic development of GECMC's residential real estate-affiliated financial business, including mortgage insurance, mortgage services and mortgage funding. Prior to joining GECMC in 1986, Mr. Barmore was Chief Financial Officer of Employers Reinsurance Corporation, one of the nation's largest property and casualty reinsurance companies.

The Board believes that Mr. Barmore's qualifications to serve on the Board include his executive level experience, financial expertise, and service on multiple boards of directors.

Class III Director – Term Expiring 2011

Donald M. Berman, age 58, has been a member of the Board of Directors since 2005. Since 1987 Mr. Berman has been the Chairman and Chief Executive Officer of CardWorks, L.P., a privately held consumer finance company based in Woodbury, New York. As Chief Executive Officer of CardWorks, Mr. Berman oversees two wholly owned subsidiaries: Cardholder Management Services, Inc. ("CMS"), based in Woodbury, New York, which was founded by Mr. Berman in 1987, and Merrick Bank, located in Salt Lake City, Utah, which was established by CMS in 1997. Mr. Berman has been a senior marketing executive with Eastern States Bankcard Association, a bankcard industry consultant and a Vice President in the Financial Institutions Division of Smith Barney.

The Board believes Mr. Berman's qualifications to serve on the Board include his executive level experience and knowledge of the bankcard and consumer finance industries.

Class I Directors – Terms Expiring 2012

Art N. Burtscher, age 59, has been a member of the Board of Directors since 2001. Since 2004, Mr. Burtscher has been Chairman of McCarthy Group Advisors, LLC, an Omaha, Nebraska investment advisory firm. From 2000 to 2004, he was President of McCarthy Group Asset Management. From 1988 to 2000, Mr. Burtscher served as President and Chief Executive Officer of Great Western Bank in Omaha, Nebraska. Mr. Burtscher also serves on the board of directors of NIC Inc., an Overland Park, Kansas eGovernment service provider, is its lead independent director and is chairman of the audit committee. Additionally, Mr. Burtscher serves on the boards of directors of Great Western BanCorp., AmeriSphere Multi-Family Finance, L.L.C., Landscapes Unlimited, Inc. and the Silverstone Group.

The Board believes that Mr. Burtscher's qualifications to serve on the Board include his experience in the financial services industry, his extensive knowledge of financial, business and investment matters and his service on numerous boards of directors.

Edward W. Mehrer, age 71, has been a member of the Board of Directors since 1996. Mr. Mehrer served as Interim President & Chief Executive Officer of Cydex, Inc., a pharmaceutical company based in Overland Park, Kansas, from November 2002 through June 2003, and as its Chief Financial Officer from November 1996 through December 2003. Prior to joining Cydex, Mr. Mehrer was associated with Hoechst Marion Roussel, formerly Marion Merrell Dow, Inc., an international pharmaceutical company ("Marion"). From December 1991 to December 1995, he served as Executive Vice President and Chief Financial and Administrative Officer of Marion and a director and member of its executive committee. From 1976 to 1986, Mr. Mehrer was a partner with the public accounting firm of Peat, Marwick, Mitchell & Co., a predecessor firm to KPMG LLP, in Kansas City, Missouri. Mr. Mehrer also serves on the Board of Directors of FBL Financial Group, Inc., a Des Moines, Iowa insurance company and is a member of both the audit committee and the nominating and governance committee.

The Board believes that Mr. Mehrer's qualifications to serve on the Board include his experience as a practicing CPA and his executive level experience and board service for multiple public companies.

Series C Directors

In addition to the five classified directors, two directors are elected to the Board by the holders of the Company's 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock") pursuant to the Articles Supplementary to the Company's Charter that established the Series C Preferred Stock. The terms of the Series C Preferred Stock provide that whenever dividends on the Series C Preferred Stock are in arrears for six or more quarters (whether or not consecutive) the holders of the Series C Preferred Stock have the right to elect two additional directors to the Board. On March 17, 2009, the Company notified the holders of the Series C Preferred Stock that the Company would not make its scheduled dividend payment on the Series C Preferred Stock due March 31, 2009, and as of such date, dividends on the Series C Preferred Stock would be in arrears for six or more quarters and the holders of the Series C Preferred Stock had the right to elect, as a separate class, two additional directors to the Company's Board of Directors to serve as Series C directors until such time as all accrued dividend have been paid. The notice included a Series C Director Nomination Form permitting holders of the Series C Preferred Stock to make nominations for the election of the Series C directors to occur by vote of the holders of the Series C Preferred Stock at the Company's 2009 annual meeting of stockholders. At the meeting, the holders of the Series C Preferred Stock elected Howard M. Amster and Barry A. Igdaloff as Series C directors to serve until all dividends accumulated on the Series C Preferred Stock for the past dividend periods and the then current dividend period have been paid in full or authorized and a sum sufficient for the payment thereof has been set aside for payment.

Howard M. Amster, age 62, is an owner and operator of multiple real estate investments. Since March 1998, Mr. Amster has served as President of Pleasant Lake Apts. Corp., the corporate general partner of Pleasant Lake Apts. Limited Partnership. Mr. Amster also serves as a director of Maple Leaf Financial, Inc., the holding company for Geauga Savings Bank, and newAX, Inc. (formerly Astrex, Inc.) and since 2000, has served as a Principal with Ramat Securities Ltd., a securities brokerage firm. From 1992 to 2000, Mr. Amster was an investment consultant with First Union Securities (formerly EVEREN Securities and formerly Kemper Securities).

While Mr. Amster was nominated and elected by the holders of the Company's Series C Preferred Stock, the Board believes Mr. Amster's qualifications to serve on the Board include his investment experience and his service on multiple boards of directors.

Barry A. Igdaloff, age 55, has served as the sole proprietor of Rose Capital, a registered investment advisor in Columbus, Ohio, since 1995. Mr. Igdaloff has been a director of Dynex Capital, Inc. since 2000, is chairman of its compensation committee and is a member of its audit committee and nominating and corporate governance committee. Previously, Mr. Igdaloff was a director of Guest Supply, Inc. prior to its acquisition by Sysco Foods in 2001. Prior to entering the investment business, Mr. Igdaloff was an employee of Ernst & Whinney's international tax department. Mr. Igdaloff is a non-practicing CPA and a non-practicing attorney.

While Mr. Idgaloff was nominated and elected to the Board by the holders of the Company's Series C Preferred Stock, the Board believes Mr. Igdaloff's qualifications to serve on the Board include his financial expertise, his years of experience as an investment advisor, attorney, and CPA and his service on multiple boards of directors.

CORPORATE GOVERNANCE AND RELATED MATTERS

Director Independence

A majority of the directors of the Board must meet the criteria for independence as established by the Board. The Company's criteria provide that a director will not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The Board has adopted, upon recommendation from the Nominating and Corporate Governance Committee, a set of categorical standards to form the basis for the Board's independence determinations (the "Director Independence Standards"). Although the Company's securities are no longer listed on the New York Stock Exchange, the Director Independence Standards are substantively the same as those provided for in the rules of the New York Stock Exchange.

The Nominating and Corporate Governance Committee and the Board have evaluated the relationships between each director nominee or director (and his or her immediate family members and related interests) and the Company and its subsidiaries. As a result of this evaluation, the Board has affirmatively determined, upon recommendation from the Nominating and Corporate Governance Committee, that each of the following director nominees or current directors has no material relationship with the Company and is independent under the Director Independence Standards: Gregory T. Barmore, Donald M. Berman, Art N. Burtscher, Edward W. Mehrer, Howard M. Amster and Barry A. Igdaloff.

Board Leadership Structure

W. Lance Anderson, the Company's Chief Executive Officer serves as the Chairman of the Board. The Board has combined the roles of Chairman of the Board and Chief Executive Officer in Mr. Anderson because it believes that this structure enables the Company to most effectively pursue its business strategy and allows Mr. Anderson to more effectively represent the Company with it various constituents. Additionally, Mr. Anderson's in-depth knowledge of the Company and its business provides the Board with the leadership needed to set the strategic focus and direction for the Company. At the same time, the Board's Lead Independent Director role provides and effective means for the independent directors to exercise appropriate independent oversight of management.

Lead Independent Director

Gregory T. Barmore currently serves as the Company's Lead Independent Director. The primary responsibilities of the Lead Independent Director are to:

- Approve an appropriate schedule of the Board's meetings, seeking to ensure the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;
- Review agendas for the Board and committee meetings;

- Assess the quality, quantity and timeliness of the flow of information from management that is necessary for the independent directors to effectively and responsibly perform their duties, and although management is responsible for the preparation of materials for the Board, the Lead Independent Director may specifically request the inclusion of certain material;
- Whenever appropriate, direct the retention of consultants who report directly to the Board;
- Assist the Board and the Company's officers in assuring compliance with and implementation of the Corporate Governance Guidelines and be principally responsible for recommending revisions to the Corporate Governance Guidelines;
- Coordinate an agenda for the Board's independent directors;
- Evaluate, along with the members of the Compensation Committee and the full Board, the Chief Executive Officer's performance and meet with the Chief Executive Officer to discuss the Board's evaluation; and
- Review the membership and performance of the various Board Committees and Committee Chairs.

The Lead Independent Director is elected annually for a maximum tenure of three years. The performance of the Lead Independent Director is evaluated annually by the Board and where the Lead Independent Director is not sufficiently active or successful in providing meaningful leadership for the Board, the Lead Independent Director will be replaced.

Board Attendance and Annual Meeting Policy

During 2009, there were seven meetings of the Board of Directors. Each director participated in at least 75% of the meetings of the Board and the committees on which he served during the periods for which he has been a director or committee member. Independent directors are not expected to attend the annual meeting of stockholders.

Board Committee Membership and Meetings

The Board of Directors has three committees, Audit, Nominating and Corporate Governance and Compensation. The Nominating and Corporate Governance Committee makes recommendations to the Board concerning committee memberships and appointment of chairpersons for each committee, and the Board appoints the members and chairpersons of each committee. Descriptions of the committees are provided below. These descriptions are qualified in their entirety by the full text of the written committee charters that may be found on the Company's website as described below.

- ***Audit Committee.*** The Audit Committee of the Board of Directors consists of four directors, all of whom are independent under the Director Independence Standards and other SEC rules and regulations applicable to audit committees. The following directors are currently members of the Audit Committee: Gregory T. Barmore, Donald M. Berman, Art N. Burtscher, Barry Igdaloff and Edward M. Mehrer, who serves as the chairman. The Board of Directors has determined that Edward W. Mehrer qualifies as an audit committee financial expert, as such term is defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act. During 2009, the Audit Committee met five times.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibility relating to: (i) the integrity of the Company's financial statements and financial reporting process and its system of internal accounting and financial controls, (ii) the performance of the internal audit function, (iii) the performance of the independent auditors, which would include an evaluation of the independent auditor's qualifications and independence, (iv) the Company's compliance with legal and regulatory requirements, including disclosure controls and procedures, and (v) the preparation of an Audit Committee report to be included in the Company's annual proxy statement.

- ***Nominating and Corporate Governance Committee.*** The Nominating and Corporate Governance Committee of the Board of Directors consists of four directors, all of whom are independent under the Director Independence Standards. The following directors are currently members of the Nominating and Corporate Governance Committee: Gregory T. Barmore, Donald T. Berman, Art N. Burtscher and Edward M. Mehrer, with Mr. Burtscher serving as the chairman. The Nominating and Corporate Governance Committee did not meet in separate session during 2009.

The purpose of the Nominating & Corporate Governance Committee is to: (i) identify individuals qualified to become Board members, consistent with the criteria established by the Board, (ii) recommend to the Board the director nominees for the next annual meeting of stockholders, (iii) leading the Board in the annual review of the Board's performance and the review of management's performance, and (iv) shape the corporate governance policies and practices including developing a set of corporate governance principles applicable to the Company and recommending them to the Board.

- ***Compensation Committee*** . The Compensation Committee of the Board of Directors consists of four directors, all of whom are independent under the Director Independence Standards and SEC rules and regulations applicable to compensation committees. The following directors are currently members of the Compensation Committee: Gregory T. Barmore, Donald T. Berman, Art N. Burtscher, Edward M. Mehrer and Howard M. Amster. with Mr. Barmore serving as the chairman. The Committee is scheduled to meet quarterly, and more frequently as circumstances dictate. During 2009, the Compensation Committee met three times.

The responsibilities of the Compensation Committee are set forth in its charter and include: (i) review and approve the goals, objectives and compensation structure for our Chief Executive Officer and senior management; (ii) review, approve and recommend to the Board any new incentive-compensation and equity-based plans that are subject to Board approval and (iii) approve any required disclosure on executive officer compensation for inclusion in the Company's annual proxy statement and annual report on Form 10-K. The Compensation Committee also reviews and approves the compensation structure for the Board of Directors. The Compensation Committee may delegate certain of its authority to a subcommittee comprised of one or more members of the Compensation Committee.

Corporate Governance Documents

The Company's Corporate Governance Guidelines, Code of Conduct and charters of the Company's Audit, Compensation and Nominating and Corporate Governance Committees may be obtained at the Corporate Governance section of the Company's website at www.novastarfinancial.com. The Company will also provide copies of these documents free of charge to any stockholder who sends a written request to: NovaStar Financial, Inc., Investor Relations, 2114 Central Street, Suite 600, Kansas City, MO 64108.

Executive Sessions

Executive sessions of non-management directors are held at least three times a year. The sessions are scheduled and chaired by Mr. Burtscher, who is the Chair of the Nominating and Corporate Governance Committee. Any non-management director can request that an additional executive session be scheduled.

Communications with the Board

Individuals may communicate directly with any member of the Board of Directors or any individual chairman of a committee of the Board of Directors by writing directly to those individuals at the following address: NovaStar Financial, Inc., 2114 Central Street, Suite 600, Kansas City, MO 64108. Communications that are intended for the non-management, independent directors generally should be marked to the attention of the Chair of the Nominating and Corporate Governance Committee. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate office unless the Company believes the communication may pose a security risk.

Risk Oversight

The Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of Company objectives, improve long-term Company performance and create shareholder value. A fundamental part of risk management is understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board of Directors in setting the Company's business strategy and objectives is integral to the Board's assessment of the Company's risk and also a determination of what constitutes an appropriate level of risk for the Company. The full Board of Directors conducts an annual risk assessment of the Company's financial risk, legal/compliance risk and operational/strategic risk and addresses individual risk issues throughout the year as necessary.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, the Board delegates responsibility for certain aspects of risk management to the Audit Committee. Per its charter, the Audit Committee focuses on key financial risks and related controls and processes and discusses with management the Company's major financial reporting exposures and the steps management has taken to monitor and control such exposures.

The Board believes its leadership structure enhances overall risk oversight. While the Board requires risk assessments from management, the combination of Board member experience, diversity of perspectives, continuing education and independence of governance processes provide an effective basis for testing, overseeing and supplementing management assessments.

Consideration of Director Nominees by Stockholders

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board of Directors as described below.

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee intends to utilize a variety of methods for identifying and evaluating nominees for director. The Nominating and Corporate Governance Committee will regularly assess the appropriate size of the Board of Directors, and whether any vacancies on the Board of Directors are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee will consider various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current members of the Board of Directors, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. Stockholder nominations should be addressed to: NovaStar Financial, Inc., 2114 Central Street, Suite 600, Kansas City, MO 64108, attention Corporate Secretary. The Nominating and Corporate Governance Committee will consider properly submitted stockholder nominations for candidates for the Board of Directors, following verification of the stockholder status of persons proposing candidates. If any materials are provided by a stockholder in connection with the nominating of a director candidate such material will be forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will also review materials provided by professional search firms or other parties. In evaluating such nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors.

Directors Minimum Qualifications

The Nominating and Corporate Governance Committee considers candidates for the Board of Directors based upon several criteria set forth in the Company's Corporate Governance Guidelines, including their broad-based business and professional skills and experience, education, accounting and financial expertise, age, diversity, reputation, civic and community relationships, concern for the long-term interest of stockholders, personal integrity and judgment, and knowledge and experience in the Company's industry. The Nominating and Corporate Governance Committee does not assign specific weights to the criteria and no particular criterion is necessarily applicable to all prospective nominees. When evaluating nominees, the composition of the entire Board of Directors is also taken into account including the need for a majority of independent directors. In addition, the assessment of a candidate includes consideration of the number of public boards on which he or she serves because of the time requirements for duties and responsibilities associated with serving on the Board of Directors. The Nominating and Governance Committee believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Nominating and Governance Committee assesses the effectiveness of the Corporate Governance Guidelines, including with respect to director nominations and qualifications and achievement of having directors with a broad range of experience and backgrounds, through completion of the annual self-evaluation process.

Director Nominee Recommendations

The Nominating and Corporate Governance Committee of the Board of Directors have approved the nominees for Class II directors for inclusion on the proxy card. The Class II director nominees are standing for re-election to their positions as Directors of the Company.

Director Compensation in Fiscal Year 2009

Pursuant to its 2005 Compensation Plan for Independent Directors, NovaStar Financial pays non-employee directors an annual retainer of $35,000 plus $1,500 for each day of board or committee meetings attended. In addition, each independent director is granted (i) upon becoming a director, options to purchase that number of shares of NovaStar Financial Common Stock which has a fair market value of $100,000 at the time of the grant but not to exceed 10,000 shares (2,500 shares after taking into effect the Company's one-for-four reverse stock split effective July 20, 2007 (the "Reverse Split") (the "New Director Grant"), exercisable in accordance with the NovaStar Financial 2004 Incentive Stock Plan (the "Incentive Plan") and subject to a four year vesting schedule, and (ii) on the day after each annual meeting of stockholders, fully vested options to purchase 5,000 shares of Common Stock (1,250 shares after taking into effect the Reverse Split) (the "Annual Grant"), exercisable in accordance with the Incentive Plan. Finally, the chairperson of each of the Audit, Compensation and Nominating and Corporate Governance Committees is paid an annual retainer fee of $10,000, $5,000 and $5,000, respectively.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of NovaStar Financial will receive separate compensation for services rendered as a director.

The following table sets forth the compensation for each of our non-employee directors for the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Gregory T. Barmore	$ 52,000	$ 1,278(2)	$ 53,278
Art N. Burtscher	52,000	1,278(3)	53,278
Edward W. Mehrer	57,000	1,278(4)	58,278
Donald M. Berman	47,000	10,843(5)	57,843
Howard M. Amster	20,500	359(6)	20,859
Barry A. Igdaloff	20,500	359(7)	20,859

1. Represents the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2009, in accordance with FASB ASC Topic 718 (disregarding estimates of forfeitures), and includes amounts from stock option awards granted in 2005 through 2009. See Note 18 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the relevant assumptions used in calculating these amounts.
2. Mr. Barmore received an Annual Grant of 1,250 fully-vested options in 2009. The grant date fair value of Mr. Barmore's option award was $1,278. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Barmore was 11,249.
3. Mr. Burtscher received an Annual Grant of 1,250 fully-vested options in 2009. The grant date fair value of Mr. Burtscher's option award was $1,278. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Burtscher was 15,000.
4. Mr. Mehrer received an Annual Grant of 1,250 fully-vested options in 2009. The grant date fair value of Mr. Mehrer's option award was $1,278. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Mehrer was 13,347.
5. Represents the amortization of the vesting of Mr. Berman's New Director Grant of 1,966 options upon his election to the Board in July 2005 and the $1,278 grant date fair value of Mr. Berman's Annual Grant of 1,250 fully-vested options in 2009. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Berman was 6,966.
6. Mr. Amster received a New Director Grant of 2,500 options upon his election to the Board in June 2009. The grant date fair value of Mr. Amsters's option award was $2,703 and the options are subject to a four year vesting period. Because Mr. Amster received a New Director Grant in 2009, he was not eligible to receive the Annual Grant for that year. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Amster was 2,500.
7. Mr. Igdaloff received a New Director Grant of 2,500 options upon his election to the Board in June 2009. The grant date fair value of Mr. Igdaloff's option award was $2,703 and the options are subject to a four year vesting period. Because Mr. Igdaloff received a New Director Grant in 2009, he was not eligible to receive the Annual Grant for that year. The aggregate number of option awards outstanding at December 31, 2009 for Mr. Igdaloff was 2,500.

Notwithstanding anything to the contrary set forth in any of NovaStar Financial's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report shall not be incorporated by reference into any such filings.

AUDIT COMMITTEE REPORT

The Audit Committee engages the independent auditors, reviews with the independent auditors the plans and results of any audits, reviews other professional services provided by the independent auditors, reviews the independence of the independent auditors, considers the range of audit and non-audit fees and reviews with management management's evaluation of NovaStar Financial's internal control structure. The Audit Committee is composed of five directors.

The Audit Committee has reviewed and discussed with management and the independent auditors NovaStar Financial's audited financial statements for fiscal 2009. In addition, the Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380).

The Audit Committee has received from the independent auditors written disclosures and a letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

Based on these reviews and discussions, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee

Edward W. Mehrer, Chair
Gregory T. Barmore
Art N. Burtscher
Donald M. Berman
Barry A. Igdaloff

EXECUTIVE OFFICERS

The executive officers of NovaStar Financial and their positions are as follows:

Name	Position With NovaStar Financial	Age
W. Lance Anderson	Chairman of the Board and Chief Executive Officer	50
Rodney E. Schwatken	Senior Vice President and Chief Financial Officer	46

The executive officers serve at the discretion of the Board of Directors. Biographical information regarding Mr. Anderson is provided in the "Nominees and Directors" section of this document. Biographical information regarding Mr. Schwatken is set forth below.

Rodney E. Schwatken, age 46, assumed the responsibilities of Chief Financial Officer of the Company as of January 3, 2008. Since March 2006, Mr. Schwatken had been the Company's Vice President-Strategic Initiatives where he was responsible for special projects generally related to corporate development and management of the Company's strategic transactions. From March 1997 until March 2007, Mr. Schwatken held various titles including Vice President, Secretary, Treasurer and Controller (Chief Accounting Officer) of the Company and was responsible for corporate accounting, including implementation of accounting policies and procedures and developing and implementing proper internal control over all financial recordkeeping. From June 1993 to March 1997, when he joined the Company, Mr. Schwatken was Accounting Manager with U.S. Central Credit Union, a $30 billion dollar investment, liquidity and technology resource for the credit union industry. From January 1987 to June 1993, Mr. Schwatken was employed by Deloitte & Touche LLP in Kansas City, Missouri, most recently as an audit manager.

EXECUTIVE COMPENSATION

Introduction

This section provides information regarding the compensation of the persons who served as our principal executive officer and principal financial officer during 2009 (collectively our "Named Executive Officers"). Our Named Executive Officers for 2009, and the positions they held during 2009, were as follows:

Name	Title
W. Lance Anderson	Chairman of the Board and Chief Executive Officer
Rodney E. Schwatken	Chief Financial Officer

Summary Compensation Table

The following table sets forth the compensation of our Named Executive Officers during the fiscal year ended December 31, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
W. Lance Anderson							
	2009	665,784	—	164,687	149,719	97,241	1,090,326
Chief Executive Officer							
	2008	665,784	—	201,791	157,456	31,033	1,056,064
Rodney E. Schwatken							
	2009	165,000	100,000(1)	10,276	4,552	—	283,001
Chief Financial Officer							
	2008	165,000	100,000(1)	6,120	5,277	—	276,397

1. Represents quarterly retention bonuses of $25,000.
2. Represents the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2009, in accordance with FASB ASC Topic 718 (disregarding estimates of forfeitures). The stock awards column includes amounts for restricted stock granted in 2004, 2005, 2006 and 2007. The option awards column includes amounts for stock option awards granted in 2005, 2006 and 2007 and 2009. See Note 18 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the assumptions used in

calculating these amounts. Substantially all of Mr. Anderson's options awards were granted when the Company's stock was trading at substantially higher prices and as a result, his option awards are "underwater" or "out of the money" (meaning the exercise price exceeds the market price of the Company's stock).

3. All Other Compensation for the named executives is set forth in the following table.

Name	Year	Forgiveness of Founders' Notes ($)(A)	Tax Gross-Ups ($)(B)	Total All Other Compensation ($)(C)
W. Lance Anderson	2009	31,331	65,910	97,241
	2008	31,033	—	31,033

(A) Represents forgiveness of principal under Mr. Anderson's promissory note in favor of the Company. This amount does not include the forgiveness of capitalized interest as that amount is not reportable compensation for the named executive. See "Review and Approval of Transactions with Related Persons; Related Party Transactions" for additional information.

(B) During 2009, Mr. Anderson was paid for tax gross-ups on the forgiveness of the note received for 2007, 2008 and 2009.

(C) The total value of all perquisites and other personal benefits did not exceed $10,000 for any named executive officer for fiscal years 2008 and 2009 so the amounts have been excluded from the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table sets forth the outstanding stock options and stock awards for each of our Named Executive Officers as of December 31, 2009.

	OPTION AWARDS				STOCK AWARDS	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
W. Lance Anderson						
	9,375(1)	—	48.88	12/18/2012	—	—
	3,465	—	168.52	2/7/2015	—	—
	4,575	1,526(2)	124.84	2/8/2016	—	—
	16,463	16,464(3)	16.72	3/14/2017	—	—
	—	—	—	—	22,999	20,699
Rodney E. Schwatken						
	125	—	168.52	2/7/2015	—	—
	175	59(2)	124.84	2/8/2016	—	—
	321	322(3)	16.72	3/14/2017	—	—
	—	150,000(4)	0.97	11/10/2019	—	—
	—	—	—	—	523	471

1. For options that vested prior to January 1, 2005, a recipient is entitled to receive additional shares of Company Common Stock upon the exercise of the options as a result of dividend equivalent rights ("DERs") that accrue at a rate equal to the number of shares underlying the option outstanding multiplied by 60% of the dividends paid on each share of Common Stock. The DERs convert to shares by dividing the dollar value of the DERs by the closing price of the Company's Common Stock on the dividend payment date. At December 31, 2009, Mr. Anderson was entitled to receive an additional 1,757 shares of stock upon exercise of their options with an expiration date of December 18, 2012.
2. Options vested on February 8, 2010.
3. Options will vest in 1/2 increments on March 14 of the years 2010-2011.
4. Options will vest in 1/4 increments on November 10 of the years 2010-2013.
5. The vesting dates of the shares of restricted stock held at fiscal-year end 2009 are as follows:

Name	Grant Date	Shares Outstanding	Vesting Schedule
W. Lance Anderson	2/7/2005	1,100	100% on 2/7/2015
	2/8/2006	2,678	100% on 2/8/2011
	3/14/2007	19,221	100% on 3/14/2012
Rodney E. Schwatken	2/7/2005	44	100% on 2/7/2015
	2/8/2006	103	100% on 2/8/2011
	3/14/2007	376	100% on 3/14/2012

8. The closing market price of the Company's Common Stock on December 31, 2009 (the last trading day of 2009) was $0.90.

Employment Agreements

Due to the termination of Mr. Anderson's employment agreement by the mutual agreement of Mr. Anderson and the Company on December 17, 2008, the following discussion of the Company's employment agreements is limited to that of Mr. Schwatken. Mr. Anderson will continue to serve as the Company's Chief Executive Officer on an at-will basis at the same base salary as he received under his employment agreement.

Rodney E. Schwatken

Mr. Schwatken entered into an employment agreement with the Company on January 7, 2008 pursuant to which he serves as the Chief Financial Officer of the Company. Under the terms of the agreement, Mr. Schwatken receives an annual base salary of $165,000, subject to annual increases, agreed upon incentive compensation for each of 2008 and 2009 of $25,000 per quarter, and such other incentive pay determined by the Company from time to time. The Company may increase or decrease Mr. Schwatken's base salary and incentive compensation at any time in its sole discretion. The agreement does not specify a termination date but provides that Mr. Schwatken's employment relationship with the Company is at-will and may be terminated at any time by either party with or without cause and for any reason or no reason.

In the event that Mr. Schwatken's employment is terminated by the Company without "cause" or by Mr. Schwatken for "good reason," Mr. Schwatken will immediately receive any unpaid portion of the $100,000 agreed-upon 2009 incentive compensation and, over a period of 12 months following termination, compensation at an annual rate equal to his then existing annual base salary, in exchange for consulting services outlined in the Employment Agreement. If termination by the Company without "cause" or by Mr. Schwatken for "good reason" occurs following a "change of control" then, in addition to the foregoing, Mr. Schwatken will receive a lump-sum severance amount equal to the greater of $200,000 or the sum of his then existing annual base salary and actual incentive pay for the prior fiscal year, and all outstanding equity awards will immediately vest upon the date of such termination. Mr. Schwatken is bound by certain non-competition, non-solicitation, confidentiality and similar obligations under, and as more particularly described in, the Employment Agreement.

For purposes of the employment agreement with Mr. Schwatken:

Acts or omissions that constitute "cause" include:

- breach of any of the terms of the employment agreement;
- failure to perform material duties in accordance with the standards from time to time established by the Company;
- neglect in performance of failure to attend to the performance of material duties;
- insubordination or willful breach of policies and procedures of the Company;
- breach of fiduciary duties; or
- conduct that the Company determines in good faith may impair or tend to impair the integrity of the Company, including but not limited to commission of a felony, theft, misappropriation, embezzlement, dishonesty, or criminal misconduct.

“Good reason” means the occurrence, without the executive’s written consent, of any one or more of the following events:

- a material reduction in compensation of the executive or a decrease in the responsibilities of the executive to a level that, on the whole, is materially inconsistent with the position for which the executive is employed, except in connection with the Company’s termination of the executive’s employment for “cause” or as otherwise expressly contemplated in the employment agreement;
- the Company requires that the executive relocate more than 50 miles from the location at which the executive is employed by the Company as of the date of the employment agreement; or
- the Company’s material breach of any of the provisions of the employment agreement.

“Change in control” shall be deemed to have occurred if any of the conditions set forth below shall have been satisfied:

- any “person” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than the Company; any trustee or other fiduciary holding securities under an executive benefit plan of the Company; or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company), is or becomes the “beneficial owner” (as defined by Rule 13d-3 under the Exchange Act), directly or indirectly, of the securities of the Company (not including securities beneficially owned by such person, any securities acquired directly from the Company or from a transferor in a transaction expressly approved or consented to by the Board of Directors) representing more than 25% of the combined voting power of the Company’s then outstanding securities;

- during any period of two consecutive years (not including any period prior to the execution of the employment agreement), individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in three immediately preceding bulleted paragraphs), (i) whose election by the Board of Directors or nomination for election by the Company’s stockholders was approved by a vote of at least (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved or (ii) whose election is to replace a person who ceases to be a director due to death, disability or age, cease for any reason to constitute a majority thereof;

- the stockholders of the Company approve a merger or consolidation of the Company with another corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an executive benefit plan of the Company, at least 75% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Company’s then outstanding securities; or

- the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets.

SECURITIES OWNERSHIP

Beneficial Ownership of Common Stock and Series D1 Preferred Stock by Directors, Management and Large Securityholders

The following table sets forth sets forth certain information with respect to the Company's Common Stock beneficially owned by: (i) each person known by the Company to own of record or beneficially 5% or more of the Company's Common Stock, (ii) each director, (iii) each Named Executive Officer and (iv) all officers and directors of the Company as a group, in each case based upon information available as of March 31, 2010 (unless otherwise noted).

	Beneficial Ownership of Common Stock		Beneficial Ownership of Series D1 Preferred Stock		Voting Power (2)	
Name and Address of Beneficial Owner (1)	**Shares**	**Percent**	**Shares**	**Percent**	**Votes**	**Percent**
W. Lance Anderson (3)	251,016	2.65%	—	—	251,016	2.19%
Edward W. Mehrer (4)	39,038	*	—	—	39,038	*
Gregory T. Barmore (5)	25,020	*	—	—	25,020	*
Art N. Burtscher (6)	22,190	*	—	—	22,190	*
Rodney E. Schwatken (7)	11,777	*	—	—	11,777	*
Donald M. Berman (8)	6,966	*	—	—	6,966	*
Howard M. Amster	—	—	—	—	—	—
Barry A. Igdaloff	—	—	—	—	—	—
All current directors and executive officers as a group (8 persons)(9)	356,006	3.76%	—	—	356,006	3.10%
Massachusetts Mutual Life Insurance Company (10) 1295 State Street Springfield, MA 01111	192,950	2.04%	1,050,000	50.00%	1,130,450	9.86%
Jefferies Capital Partners IV LLC (11) 520 Madison Avenue, 12th Floor New York, NY 10022	—	—	1,050,000	50.00%	937,500	8.17%

* Less than 1%

(1) The mailing address of each beneficial owner is 2114 Central Street, Suite 600, Kansas City, Missouri 64108, unless otherwise shown.

(2) The holders of the Series D1 Preferred Stock are entitled to one vote for each share of common stock into which the Series D1 Preferred Stock held as of the record date is convertible, on each matter on which the holders of the common stock have a right to vote. Consequently, total votes include one vote for each share of the Company's common stock outstanding, and one vote for each share of common stock into which outstanding shares of the Company's Series D1 Preferred Stock may be converted.

(3) Consists of 61,771 shares of common stock held directly; 115,850 shares of stock owned jointly with his spouse; 2,748 shares of common stock held in the NovaStar Financial 401(k) Plan; 47,648 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009; and 22,999 share of restricted stock.

(4) Consists of 17,017 shares of common stock held directly; 1,000 shares of common stock owned by his spouse; and 21,021 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009.

(5) Consists of 12,673 shares of common stock held directly; and 12,347 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009.

(6) Consists of 1,125 shares of common stock held directly and 21,065 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009.

(7) Consists of 2,184 shares of common stock held directly; 5,088 shares of stock owned by the Rodney E. Schwatken Trust; 3,141 shares of common stock held in the NovaStar Financial 401(k) Plan; 841 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009; and 523 shares of restricted stock.

(8) Consists entirely of shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009.

(9) Includes 109,887 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2009.

(10) Based on an amended Schedule 13D filed on October 9, 2007. The amended Schedule 13D indicates that Massachusetts Mutual Life Insurance Company has shared voting and dispositive power with Babson Capital Management LLC, in its capacity as investment advisor.

(11) Based on an amended Schedule 13D dated October 9, 2007. The amended Schedule 13D indicates that Jefferies Capital Partners IV LLC (the "Manager") is the manager of, and may be deemed the beneficial owner of shares held by, Jefferies Capital Partners IV LP (holds 911,659 shares of Series D1 Preferred Stock currently convertible into 813,981 shares of common stock (7.2%)), Jefferies Employee Partners IV LLC (holds 105,002 shares of Series D1 Preferred Stock currently convertible into 93,752 shares of common stock (0.8%)), and JCP Partners IV LLC (holds 33,339 shares of Series D1 Preferred Stock currently convertible into 29,767 shares of common stock (0.3%)) (together, "Jefferies Capital Partners"), which collectively hold the indicated shares of Series D1 Preferred Stock. The amended Schedule 13D indicates further that the Manager has shared voting and dispositive power with Jefferies Capital Partners and with Brian P. Friedman and James L. Luikart, managing members of the Manager, who also may be deemed beneficial owners of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and executive officers, and holders of more than 10% of NovaStar Financial's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. Such officers, directors and 10% stockholders are required by SEC regulations to furnish NovaStar Financial with copies of all Section 16(a) forms they file. Based solely on its review of such forms furnished to it, or written representations from reporting persons that no Form 5s were required for such persons, NovaStar Financial believes that, during fiscal 2009, all Section 16(a) filing requirements were satisfied.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PARTIES; RELATED PARTY TRANSACTIONS

The Company has adopted a written policy that addresses the review, approval or ratification of any transaction, arrangement, or relationship or series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, between the Company and any related party, in which the aggregate amount involved exceeds the lesser of $120,000 or 1% of the average of the Company's total assets at year end for the last two completed fiscal years. Under the policy, a related party of the Company includes:

- Any executive officer, or any director or nominee for election as a director;
- Any person who owns more than 5% of the Company's voting securities;
- Any immediate family member of any of the foregoing; or
- Any entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% beneficial ownership interest.

Under the policy, the Board reviews the material facts of any related party transaction and approves it prior to its occurrence. If advance approval is not feasible, then the Board will either ratify transaction at its next regularly scheduled meeting or the transaction will be rescinded. In making its determination to approve or ratify any related party transaction, the Board may consider such factors as (i) the extent of the related party's interest in the transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the transaction are no less favorable than terms generally available to Company in unaffiliated transactions under like circumstances, (iv) the benefit to the Company, and (v) the aggregate value of the transaction.

No director may engage in any Board discussion or approval of any related party transaction in which he or she is a related party; but that director is required to provide the Board with all material information reasonably requested concerning the transaction.

In conjunction with adopting this policy, the Board reviewed and approved any existing related party transactions.

Prior to the enactment of the Sarbanes-Oxley Act of 2002, the Audit and Compensation Committees of the Board of Directors approved a loan to Mr. Anderson in the aggregate principal amount of $1,393,208 pursuant to a 10-year non-recourse, non-interest bearing promissory note dated January 1, 2001. The transaction was executed to restructure a previously issued promissory note executed in favor of the Company by Mr. Anderson. As of December 31, 2009, Mr. Anderson had pledged 36,111 of his shares of our common stock as security for the promissory note. The note is forgiven in equal annual installments in the aggregate amount of

$139,321 over a 10-year period so long as the executive remains employed by the Company. In addition, the note will be forgiven in the event of death, disability, a "change in control" of the Company, termination by the Company other than "for cause" or resignation by the executive for "good reason" as those terms are defined in the executive's employment agreement. The balance of the note was $139,321 as of January 1, 2009, which was the largest aggregate amount outstanding under the notes for the fiscal year ended December 31, 2009. As of May 8, 2009, the aggregate amount outstanding under Mr. Anderson's note was $46,440.

On July 16, 2007, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Massachusetts Mutual Life Insurance Company ("MassMutual"), Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, "Jefferies Capital Partners," and together with MassMutual, the "Investors"), pursuant to which the Investors purchased for $48,825,000.00 in cash, in the aggregate, 2,100,000 shares of the Company's Series D1 Preferred Stock in a private placement not registered under the Securities Act of 1933, as amended (the "Securities Act"). MassMutual and Jefferies Capital Partners each purchased 50% of such securities and, as a result, each holds securities having more than 5% of the total outstanding voting rights of the Company's securities.

In connection with the Investors' purchase of the Series D1 Preferred Stock, the Company and the Investors entered into a Standby Purchase Agreement (the "Standby Purchase Agreement"), pursuant to which the Investors committed to purchase up to $101,175,000 of the Company's 9.00% Series D2 Mandatory Convertible Preferred Stock (the "Series D2 Preferred Stock") upon completion of a planned rights offering of such shares by the Company (the "Rights Offering"). The Standby Purchase Agreement terminated prior to issuance of any Series D2 Preferred Stock as a result of the Company's cancellation of the planned Rights Offering.

Also in connection with the Investors' purchase of the Series D1 Preferred Stock, the Company and the Investors entered into a Registration Rights and Shareholders Agreement (the "Registration Rights Agreement"). Certain rights under the Registration Rights Agreement relate to the Series D1 Preferred Stock purchased by the Investors under the Securities Purchase Agreement and to any shares of Series D2 Preferred Stock into which such Series D1 Preferred Stock may be converted (collectively, the "Series D Preferred Stock").

Under the Registration Rights Agreement, the Investors can require that the Company register shares of Series D Preferred Stock held by the Investors, shares of the Company's common stock issuable upon conversion thereof, shares of the Company's common stock acquired by the Investors after the date of the Registration Rights Agreement, and any other securities received by the Investors on account of any such securities, subject to certain limitations.

The Registration Rights Agreement grants the Investors certain rights to designate up to four individuals for election to the Company's Board of Directors, depending on the percentage of shares owned by the Investors. In lieu of designating members of the Board, the Investors have the right to designate "board observers" who receive, subject to certain exceptions, all materials that are provided to Board members and who are entitled to attend, but not vote at, all Board meetings. MassMutual and Jefferies Capital Partners have each designated one Board observer.

The Registration Rights Agreement further provides that so long as any Investor owns at least 25% of the shares of Series D1 Preferred Stock purchased pursuant to the Securities Purchase Agreement, the Investors have the right to approve (1) any Change of Control (as defined in the Registration Rights Agreement), any Liquidation Event (as defined in the Registration Rights Agreement), or any voluntary bankruptcy of the Company or its subsidiaries unless, in each case, the Investors receive certain proceeds in connection with such transactions; (2) subject to certain exceptions, the creation, authorization, or issuance of, or the increase in the authorized amount of, any Series D Preferred Stock, any series of capital stock that ranks *pari passu* with the Series D Preferred Stock, any capital stock of any subsidiary of the Company, or any obligation or security convertible into, or exercisable or exchangeable for, such stock; (3) any amendment of any terms of the Series D Preferred Stock; (4) any reclassification of any authorized shares of the Company's capital stock into Series D Preferred Stock, any securities that rank *pari passu* with the Series D Preferred Stock, or any obligation or security convertible into or excisable for such stock; (5) except as provided in the Registration Rights Agreement, any change in the number of, or method of electing, any directors or any members of any committee of the Company's Board of Directors; (6) any transactions between the Company and any of its affiliates, other than wholly owned subsidiaries, that are not on an arms-length basis; and (7) the consummation of any transactions that could reasonably be expected, individually or in the aggregate, to adversely affect the rights, privileges or preferences of the Investors, as holders of the Company's capital stock.

The Registration Rights Agreement also provides for certain anti-dilution adjustments and preemptive purchase rights. In addition, upon a Change of Control, the Investors can require that the Company redeem all or a portion of their Series D1 Preferred Stock, at a price equal to the greater of (1) the aggregate liquidation preference of the shares or (2) an amount equal to $37.50, less all cash dividends paid on such shares, subject to adjustment in the event of a stock split or combination. In the event of any sale of all or substantially all of the Company's assets or any other Change of Control in which the Company is not the surviving entity, each Investor is entitled to receive securities of the acquiring entity in form and substance substantially similar to the Series D1 Preferred Stock, to the extent it did not elect to have its Series D1 Preferred Stock redeemed. In addition, the Company must ensure that the Investors have the right to acquire, in exchange for such replacement securities following such Change in Control, the shares of stock, securities or assets that would have been received by the Investors had they converted their Series D Preferred Stock into common stock prior to such Change in Control.

Under the Registration Rights Agreement, the Company's Board of Directors waived certain transfer restrictions, otherwise imposed upon the Series D Preferred Stock held by the Investors or their respective affiliates, that are intended to help the Company preserve the potential tax benefits of certain net operating loss carryovers and net unrealized built-in losses. The waiver applies to any transfer that an Investor or the applicable affiliate thereof did not know would result in a substantial limitation on the Company's use of net operating loss carryovers and net unrealized built-in losses, and to any transfer by an Investor or any of its affiliates (1) pursuant to a registered public offering or a sale through a broker, dealer or market-maker pursuant to Rule 144 promulgated under the Securities Act; (2) to affiliates of the Investor or any of their respective affiliates; or (3) that is approved by the Company's Board of Directors. The Board also waived, with respect to the Investors and their respective affiliates, the application of any other restrictions (except as may be required by law) that may be in effect from time to time on the transfer, sale or other disposition of shares of capital stock of the Company that are similar in nature to the transfer restrictions imposed on the Series D Preferred Stock.

The Securities Purchase Agreement, the Standby Purchase Agreement, and the Registration Rights Agreement were filed as exhibits to the Company's Form 8-K filed with the Securities and Exchange Commission on July 20, 2007.

PROPOSAL 2 - RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the accounting firm of Deloitte & Touche LLP to audit NovaStar Financial's financial statements for, and otherwise act as NovaStar Financial's independent registered public accounting firm with respect to, the year ending December 31, 2010. The Audit Committee's selection of Deloitte & Touche LLP for the current fiscal year is being presented to stockholders for ratification at the annual meeting. To NovaStar Financial's knowledge, neither Deloitte & Touche LLP nor any of its partners has any direct financial interest or any material indirect financial interest in NovaStar Financial, or acted since the inception of NovaStar Financial in the capacity of a promoter, underwriter, voting trustee, director, officer or employee of NovaStar Financial. A representative of Deloitte & Touche LLP is expected to be present at the annual meeting, will have the opportunity to make a statement if he or she has the desire to do so and will be available to respond to appropriate questions from stockholders.

The ratification of Deloitte & Touche LLP as the independent registered public accounting firm will require the affirmative vote of a majority of the votes cast at the annual meeting.

The Board of Directors recommends that the stockholders vote "FOR" ratifying the selection of Deloitte & Touche LLP as the independent registered public accounting firm.

Principal Accounting Firm Fees

In connection with the audit of the 2009 financial statements, the Company entered into an engagement agreement with Deloitte & Touche LLP which set forth the terms by which Deloitte & Touche LLP will perform audit services for the Company.

For the fiscal years ended December 31, 2009 and 2008, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, billed NovaStar Financial for fees as follows:

	For the Fiscal Year Ended December 31,	
	2009	**2008**
Audit fees (1)	$ 716,001	$ 1,515,863
Audit-related fees (2)	28,600	46,978
Total audit and audit-related fees	744,601	1,562,841
Tax fees (3)	398,101	494,613
All other fees (4)	—	—
Total	$ 1,142,702	$ 2,057,454

(1) Audit fees consist principally of fees for the annual and quarterly reviews of the consolidated financial statements and assistance with and review of documents filed with the SEC.

(2) Audit-related fees consist principally of fees for employee benefit plan audits and research and consulting related to financial accounting and reporting matters.
(3) Tax fees principally include assistance with statutory filing and income tax consultations and planning.
(4) The Company generally does not engage Deloitte & Touche LLP for "other" services.

The Audit Committee has adopted a policy with respect to the pre-approval of all audit and non-audit services provided by the independent auditors. All fees paid to the independent auditors for fiscal years 2009 and 2008 were pre-approved in accordance with these policies.

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which contains audited financial statements and financial statement schedules, may be obtained without charge by visiting the Company's website at www.novastarmortgage.com or upon written request to NovaStar Financial, Inc., Investor Relations, 2114 Central Street, Suite 600, Kansas City, Missouri 64108.

The Annual Report on Form 10-K includes a list of all exhibits thereto. The Company will furnish written copies of such exhibits upon written request therefor and payment of the Company's reasonable expenses in furnishing such exhibits.

OTHER BUSINESS

The Board of Directors knows of no other matters which may be presented for stockholder action at the meeting. However, if other matters do properly come before the meeting, it is intended that the persons named in the proxies will vote upon them in accordance with their discretion.

STOCKHOLDER PROPOSALS OR NOMINATIONS – 2011 ANNUAL MEETING

Any stockholder proposal, including the nomination of a director, intended to be presented at the 2011 annual meeting of stockholders and included in the proxy statement and form proxy relating to such meeting, must be received at NovaStar Financial's offices on or before December 31, 2010.

In addition, the NovaStar Financial bylaws provide that any stockholder wishing to bring any matter, including the nomination of a director, before an annual meeting must deliver notice to the Corporate Secretary of NovaStar Financial, Inc. at the Company's principal executive offices on or before January 30, 2011.

The stockholder's notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to servicing as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (i) the name and address of such stockholder, as they appear on the Company's corporate books, and of such beneficial owner and (ii) the class and number of shares of the Company's stock which are owned beneficially and of record by such stockholder and such beneficial owner.

You may contact the Secretary of NovaStar Financial, Inc. at the Company's principal executive offices regarding the requirements for making stockholder proposals and nominating director candidates.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ W. Lance Anderson
W. Lance Anderson
Chairman of the Board

Kansas City, Missouri
April 30, 2010